
08002071

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: FLSmidth & Co. A/S

*CURRENT ADDRESS: Vigerslev & Co. A/S
DK - 2500 Valby
Denmark

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 24 2008
THOMSON REUTERS

FILE NO. 82- 35782 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY:

DAT:



Appendix to notice of the Annual General Meeting of FLSmidth & Co. A/S issued on 3 April 2008

Company Announcement to the Danish Financial Supervisory Authority No. 16-2008, 4 April 2008

Appendix to notice of the Annual General Meeting of FLSmidth & Co. A/S issued on 3 April 2008:

Date: 04.04.2008

FLSmidth & Co. A/S, general guidelines for incentive pay, pursuant to Article 69b of the Danish Companies Act.

The Annual General Meeting of the Company will be held on Thursday 17 April 2008 at 16.00 hours at Radisson SAS Falconer Center, Falkoner Allé 9, DK-2000 Frederiksberg, Copenhagen.

Admission cards to the General Meeting may be obtained via FLSmidth & Co. A/S' website www.flsmidth.com/investor or via www.uk.vp.dk/agm as well as by contacting VP Investor Services A/S, telephone +45 4358 8866 or fax +45 4358 8867. Admission cards may be obtained until Monday 14 April 2008 at 16.00 hours.

FLSmidth & Co. A/S



NOTICE of the Annual General Meeting of FLSmidth & Co. A/S

Company Announcement to the Danish Financial Supervisory Authority No. 15-2008, 3 April 2008

Pursuant to Article 8 of the Articles of Association, notice is hereby given that the Annual General Meeting of the Company will be held on Thursday 17 April 2008 at 16.00 hours at Radisson SAS Falconer Center, Falkoner Allé 9, DK-2000 Frederiksberg, Copenhagen.

Date: 03.04.2008

Agenda for business to be transacted at the Annual General Meeting:

1. Board and Management report on the activities of the Company.

2. Submission of the Annual Report

3. Approval of the Annual Report and decision on exemption of the Management and Board of Directors from liability.

4. Board recommendations for the distribution of profits.

5. Election of members to the Board of Directors.

The Board of Directors moves that Jørgen Worning, Jens S. Stephensen, Torkil Bentzen, Jesper Ovesen and Søren Vinther be reelected. The Board of Directors moves that Martin Ivert be elected new member of the Board instead of Johannes Poulsen who does not wish to accept reelection.

6. Appointment of one or two state-authorised public accountants as auditors.

The Board of Directors moves that Deloitte Statsautoriseret Revisionsaktieselskab be reappointed.

7. Other business proposed by the Board or by shareholders:

Proposals by the Board of Directors

7.a. Proposal by the Board of Directors to authorise the Board to let the Company buy own shares

The Board of Directors proposes that it be authorised, until the next Annual General Meeting, to let the Company acquire own shares up to a total nominal value of 10 per cent of the Company's share capital pursuant to Section 48 of the Danish Companies Act. The consideration for the shares acquired shall deviate not more than 10 per cent from the official price quoted on the OMX Nordic Exchange Copenhagen A/S at the time of acquisition.

7.b. Proposal by the Board of Directors that overall guidelines for incentive pay be approved

It is proposed that the Annual General Meeting approves the overall guidelines fixed by the Board of Directors for incentive pay for the members of the Management of FLSmidth & Co. A/S. The guidelines are accessible on the Company website www.flsmidth.com. If the guidelines are approved by the Annual General Meeting, the following new Article 14 will be included in the Company's Articles of Association:

"The Company has adopted guidelines for incentive pay for the members of the Management pursuant to section 69b of the Danish Companies Act. The guidelines have been approved by the General Meeting and are accessible on the Company website."

7.c. Proposal by the Board of Directors for amendment of the Articles of Association

The Board of Directors proposes that the Articles of Association be amended and modernised as follows:

(i) It is proposed that Articles 4 to 7 be compiled into one and that Articles 4(d), 4(f) sentences 2 - 5, 6(b) and 7 be deleted. Besides, it

is proposed to change the denomination of the shares from DKK 20 to DKK 1 or multiples thereof. As a consequence it is proposed that Article 11 (b), 1st sentence regarding the right to vote be amended so that a DKK 1 share entitles the holder to one vote.

(ii) It is proposec that Article 9 regarding the agenda for the Annual General Meeting be amended so that it no longer contains a set item requiring the exemption of the Board of Directors and Management from liability. Certain rephrasing is also proposed.

(iii) Articles 10, 13, 14(e), 18 and 19 to be amended as follows:
- In Article 10 describing the role of the chairman of the meeting, inter alia, the 2nd sentence regarding voting procedure is removed.
- Article 13 regarding the minutes of the General Meeting be amended so that they need only be signed by the chairman of the meeting.
- In Article 14(e) about the Board members' fee the words "together with the Annual Report" be deleted.
- In Article 18 about the Company's auditors, the second sentence be deleted.
- It is proposed that Article 19 (b) regarding preparation of the Annual Report be deleted as the contents are already stipulated by law.

If the proposed amendments are adopted, this will result in the articles being renumbered and subnumbers being deleted.

7.d. Authorisation of the chairman of the meeting

The Board proposes that the Annual General Meeting authorises the chairman of the meeting to report the above resolutions adopted to the Danish Commerce and Companies Agency and to make corrections in the documents produced in connection with the said resolutions where this is required by the Commerce and Companies Agency in order to have the information registered.

Proposal by a shareholder

7.e. A shareholder, Mr Poul Boeg, has submitted the following proposal:

The Board of Directors is requested
- to disclose each Board member's holding of shares in future annual reports,
- to ensure that any Board members elected at the General Meeting who are not shareholders, acquire shares in the Company,
- not to propose candidates for election to the Board of Directors who are not shareholders in the Company, and
- to disclose each Board candidate's shareholding in connection with elections.

FLSmidth's Board of Directors does not endorse the shareholder's proposals.

--oOo--

As from Friday 4 April 2008, the 2007 Annual Report and the agenda of the General Meeting with the complete proposals including the proposed guidelines for incentive pay (item 7.b) plus the Company's Articles of Association shall be available for inspection by shareholders at the Company's head office at Vigerslev Allé 77, DK-2500 Valby Copenhagen. The documents will also be accessible at the Company website www.flsmidth.com.

Admission cards to the General Meeting may be obtained by contacting VP Investor Services A/S, telephone +45 4358 8866 or fax +45 4358 8867 or by contacting FLSmidth & Co. A/S, Vigerslev Allé 77, 2500 Valby in person or in writing. Admission cards may also be obtained via the VP Investor Services A/S website www.uk.vp.dk/agm or via the FLSmidth & Co. A/S website www.flsmidth.com/investor. Admission cards may be obtained until Monday 14 April 2008 at 16.00 hours.

Admission cards are issued to shareholders entered in the Company's register of members. Shareholders not entered in the register of members may obtain admission cards on producing evidence of the shareholding in the form of a not more than five days old statement of account from VP Securities Services or the account-holding bank (deposit bank).

The adoption of a resolution to amend the Company's Articles of Association, item 7.c, requires that the resolution is passed by not less than two thirds of the votes cast as well as of the share capital represented and entitled to vote at the General Meeting.

The Company's share capital of DKK 1,064,000,000 nominal value is divided into shares of DKK 20. Each DKK 20 share entitles the holder to one vote. Pursuant to Article 11 (b) of the Articles of Association, if a share has been acquired by transfer the holder's right to vote is subject to the requirement that the said shareholder prior to the calling of the General Meeting has either been entered in the Company's register of members or has notified the Company of such share transfer and produced evidence thereof.

Dividend is paid out via VP Securities Services and the share-issuing institution into the shareholders' accounts with their own account-holding banks whereby the financial rights are exercised pursuant to Section 73, subsection 5, 2nd paragraph of the Danish Companies Act.

A power of attorney form for voting is distributed with the notice of the meeting to all registered shareholders and may also be obtained by contacting the Company.

Valby, April 2008
FLSmidth & Co. A/S

The Board of Directors

For further information about FLSmidth, please visit www.flsmidth.com.

FLSmidth & Co. A/S
Corporate Communications & Investor Relations
Vigerslev Allé 77 · DK-2500 Valby · Copenhagen · Denmark
Tel +45 36 18 18 00 · Fax +45 36 44 18 30 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. DK 58180912

FLSmidth

Message No.	Our ref.	Date	Page
14 - 2008	PLR	18 March 2008	1/1

Danish Financial Supervisory Authority
Gl. Kongevej 74 A
DK-1850 Frederiksberg C

Company Announcement No. 14-2008:

FLSmidth to supply cement plant featuring Egypt's largest cement mill

FLSmidth has been awarded a contract worth approximately EUR 60m (DKK 450m) for engineering and machinery supplies to El Sewedy Cement Company's new greenfield cement plant. The 5000 tonnes per day plant will be built near Ain Soukhna in the Suez province, 110 kilometres east of Cairo.

The contract is for all major machinery for the plant and includes an EV limestone/clay crusher, raw material stores, an ATOX raw mill, a CF silo, a complete ILC 3-support kiln including a 5-stage preheater and an SF Cross-Bar cooler, a clinker storage, an OK 42 cement mill and cement silos.

The OK mill will be the largest cement mill installed in Egypt.

A number of FLSmidth subsidiaries and divisions will participate in the contract. FLSmidth Ventomatic will supply three packaging lines, both vertical mill gears will be from FLSmidth MAAG, FLSmidth Airtech will supply filters and FLSmidth Automation will supply a complete QCX quality control system.

The cement plant will be the first to be built based on the new licences issued by the Egyptian Ministry of Industry last year. *"We are very pleased that this contract, the first of its kind in Egypt, was awarded to FLSmidth. There are undoubtedly more to come in the Egyptian cement industry, and we expect a significant share of these,"* Group CEO Jørgen Huno Rasmussen comments.

The order will contribute beneficially to FLSmidth's earnings until the equipment has been shipped in early or mid 2010.

Please address any questions regarding this announcement to Group Chief Executive Officer Jørgen Huno Rasmussen, FLSmidth & Co. A/S at +45 36 18 18 00.

For further information about FLSmidth, please visit www.flsmidth.com.

Yours faithfully

Pernille Friis Andersen
Corporate Communications & Investor Relations

FLSmidth & Co. A/S
Corporate Communications & Investor Relations
Vigerslev Allé 77 · DK-2500 Valby · Copenhagen · Denmark
Tel +45 36 18 18 00 · Fax +45 36 44 18 30 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. DK 58180912

FLSMIDTH

Message No.	Our ref.	Date	Page
13 - 2008	JeBL	18 March 2008	1/1

Finanstilsynet
Gl. Kongevej 74 A
DK-1850 Frederiksberg C

Company Announcement No. 13-2008:

Case of Intellectual Property Dispute

FLSmidth's U.S. subsidiaries, FLSmidth-Excel, LLC ("Excel") and Excel Foundry & Machine, Inc. ("Foundry"), that were acquired in 2005-06, have been accused of patent infringement and misappropriation of trade secrets by competitor Metso Minerals Inc., ("Metso"), a U.S. subsidiary of Metso Corporation.

The lawsuit, which was filed in the Federal Court in Milwaukee, Wisconsin ("Federal Court Action"), involves specific components of Excel's popular line of cone crushers. Excel and Foundry have admitted unintended patent infringement, and in keeping with FLSmidth's code of business ethics, have committed to providing Metso with fair compensation for that patent infringement. Foundry has since ceased selling one of the components accused of patent infringement and the patent covering the other component has since expired. Thus, Excel and Foundry believe that the patent infringement component of the Federal Court Action will have no impact upon Excel's or Foundry's operations.

Despite Excel's and Foundry's willingness to compensate Metso for the limited infringement of its patents, Metso has since sought to enlarge the case by accusing Excel of misappropriation of alleged trade secrets. Excel is analyzing these new claims and is prepared to vigorously defend itself against these charges. Lastly, Excel and Foundry are investigating potential counter-claims against Metso for possible anti-competitive behaviour.

The Federal Court Action does not alter the expectations for FLSmidth's earnings for 2008.

Please address any questions regarding this announcement to Group Chief Executive Officer Jørgen Huno Rasmussen, FLSmidth & Co. A/S at +45 36 18 18 00.

For further information about FLSmidth, please visit www.flsmidth.com.

Yours faithfully

Pernille Friis Andersen
Corporate Communications & Investor Relations

FLSmidth & Co. A/S
Corporate Communications & Investor Relations
Vigerslev Allé 77 · DK-2500 Valby · Copenhagen · Denmark
Tel +45 36 18 18 00 · Fax +45 36 44 18 30 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. DK 58180912

FLSMIDTH

Message No.	Our ref.	Date	Page
11 - 2008	PLR	13 March 2008	1/1

Danish Financial Supervisory Authority
Gl. Kongevej 74 A
DK-1850 Frederiksberg C

Company Announcement No. 11-2008:

FLSmidth Minerals enters into Xstrata Copper strategic partnership

Xstrata Copper has selected FLSmidth Minerals as a long term strategic partner with the objective of facilitating the development of Xstrata's pipeline of copper projects.

Under the agreement FLSmidth has received a letter of award from the project's alliance partners, Xstrata Copper and Bechtel, for the provision of crushing and milling equipment and engineering services to be used to expedite the possible development and implementation of six world class copper facilities. Antapaccay and Las Bambas in Peru are among the projects that may be executed under this alliance and additional projects will be added as appropriate.

Besides the initial supply worth more than USD 43 million (approx. DKK 200m) in grinding and crushing equipment by FLSmidth Minerals, this key strategic alliance also involves the innovative concept of designing a replicable copper concentrator and other facilities that could be applied to Xstrata Copper's individual projects. This will enable the early ordering of long lead time items and reduce the engineering time and costs on individual projects. The benefits associated with this engineering and supply strategy have the possibility for application within other key areas of the process flow sheet and will be explored by alliance partners as the project advances.

Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Xstrata Copper is the fourth largest global copper producer with annual attributable production capacity of over one million tonnes.

Based in San Francisco, Bechtel is one of the world's premier engineering, construction, and project management companies.

"The opportunity to work with a high performance team such as Xstrata Copper and Bechtel for an engineering and design approach to concentrator plant design which has the potential to change the industry is truly an honour and an expression of confidence in the FLSmidth team and the One Source - One Partner business strategy", Group CEO Jørgen Huno Rasmussen comments.

The long-term framework agreement is expected to contribute positively to FLSmidth's earnings over the next five to ten years.

Please address any questions regarding this announcement to Group Chief Executive Officer Jørgen Huno Rasmussen, FLSmidth & Co. A/S at +45 36 18 18 00.

For further information about FLSmidth, please visit www.flsmidth.com.

Yours faithfully

Pernille Friis Andersen
Corporate Communications & Investor Relations

FLSmidth & Co. A/S
Corporate Communications & Investor Relations
Vigerslev Allé 77 · DK-2500 Valby · Copenhagen · Denmark
Tel +45 36 18 18 00 · Fax +45 36 44 18 30 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. DK 58180912

FLSMIDTH

Message no.	Our ref.	Date	Page
12 - 2008	PLR	13 March 2008	1/1

Finanstilsynet
Gl. Kongevej 74 A
DK-1850 Frederiksberg C

Company Announcement No. 12-2008:

FLSmidth wins two orders in Russia and Ukraine

Only two months into the year, FLSmidth has signed its third contract for equipment for a greenfield cement plant in Russia. The contract is with Italian Buzzi Unicem S.p.A and its German subsidiary Dyckerhoff AG. On top of this contract, FLSmidth is to supply another equipment package to Buzzi Unicem for a new cement production line at an existing plant in Ukraine. The combined value of the contracts is approx. 40m euro (approx. DKK 300m).

The Russian plant will be situated close to the city of Akbulak, southwest of the Ural Mountains, some 45 kilometres north of the Kazakhstani border. The Ukranian plant, at which the new line will be placed, is situated in the north-western part of Ukraine in the Rivne region, some 300 km west of Kiev.

FLSmidth is to supply equipment for the two cement plants' 6,000 tonnes per day pyro-processing lines and raw grinding installations. The scope of supply includes CF silos, FLSmidth Pfister raw meal feeders, dryer crushers and complete ILC three-support kilns with two-string three-stage preheaters and SF Cross-Bar coolers.

Equipment delivery is expected to begin in the spring of 2009.

"Winning two major orders in the CIS countries, the Russian contract being the third in this country in 2008, confirms FLSmidth's expectations for this region whose cement industry needs to upgrade their production facilities. Meanwhile, we are very pleased to be working with Buzzi Unicem, one of the world's largest cement producers," Group CEO Jørgen Huno Rasmussen comments.

The orders will contribute beneficially to FLSmidth's earnings until the lines are commissioned in 2011 at the latest.

Please address any questions regarding this press release to Group Chief Executive Officer Jørgen Huno Rasmussen, FLSmidth & Co. A/S at +45 36 18 18 00.

For further information about FLSmidth, please visit www.flsmidth.com.

Yours faithfully

Pernille Friis Andersen
Corporate Communications & Investor Relations

FLSmidth & Co. A/S
Corporate Communications & Investor Relations
Vigerslev Allé 77 · DK-2500 Valby · Copenhagen · Denmark
Tel +45 36 18 10 00 · Fax +45 36 44 18 30 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. DK 58180912

FLSMIDTH

Message No.	Our ref.	Date	Page
10 - 2008	JeBL	4 March 2008	1/1

Finanstilsynet
Gl. Kongevej 74 A
DK-1850 Frederiksberg C

Company Announcement No. 10-2008:

FLSmidth wins modernisation project in the US

FLSmidth is to supply equipment with a value of approximately USD 75 million (approx. DKK 375m) for the modernisation and expansion of Ash Grove Cement Company's Foreman plant. The upgraded plant will produce 1.7 million tonnes of cement per year, resulting in a net increase in capacity of nearly 700,000 tonnes. The new facility will be located in connection with the existing plant in Arkansas, United States, which was constructed in 1958. Ash Grove Cement Company is North America's largest U.S.-owned cement manufacturer.

The Foreman plant's three existing wet-process kilns will be replaced by the most advanced pyro-processing technology available in the form of a ROTAX-2 kiln, an ILC 5-stage preheater with low NOx calciner and a Multi-Movable Cross-bar Cooler.

As a result, fuel consumption will be reduced by an estimated 50% and emission levels will be minimised whilst production capacity will increase 70%. Furthermore, the new grinding technologies to be installed at the plant including an FRM raw mill, an ATOX coal mill and an OK finish grinding mill will ensure high operational reliability and significant energy savings.

Many FLSmidth companies and divisions will contribute to the project. FLSmidth Airtech will supply process and nuisance dust collectors, FLSmidth Pfister will provide pulverised fuel weighfeeders, FLSmidth MAAG Gear will supply gear units for the vertical grinding mills, FLSmidth Airloq will supply gas analysing systems and FLSmidth Automation will supply the plant Expert Control and Supervision (ECS) system along with the QCX quality control system. Raw material stacking and reclaiming equipment is also included in the contract as is training of the staff, project management and commissioning of the plant.

"The ambitious modernisation project will provide Ash Grove with a state-of-the-art cement plant featuring the latest environmentally optimised and energy-saving technologies," Group CEO Jørgen Huno Rasmussen comments.

A pre-engineering agreement for this project was signed and executed in 2007 and the project is now well on its way.

The order will contribute beneficially to FLSmidth's earnings until the plant is commissioned in late 2009.

Please address any questions regarding this announcement to:
Group Chief Executive Officer Jørgen Huno Rasmussen, FLSmidth & Co. A/S
at +45 36 18 18 00.

For more information about FLSmidth, please visit www.flsmidth.com.

Yours faithfully,
Pernille Friis Andersen
Corporate Communications & Investor Relations

FLSmidth & Co. A/S
Corporate Communications
Vigerslev Allé 77 · DK-2500 Valby · Copenhagen · Denmark
Tel +45 36 18 10 00 · Fax +45 36 44 18 30 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. DK 58180912

FLSmidth

Message No.	Our ref.	Date	Page
9 - 2008	JeBL	28 February 2008	1/1

Finanstilsynet
Gl. Kongevej 74 A
DK-1850 Frederiksberg C

Company Announcement No. 9-2008:

FLSmidth signs Brazilian contract for six vertical mills

FLSmidth has signed a mill contract with Votorantim Cimentos, Ltda, headquartered in São Paulo, Brazil. By offering a proposal that demonstrated both superior technical value and comprehensive support, FLSmidth was awarded the contract for approximately USD 40 million (approximately DKK 200 million).

The mills will be installed at three different cement plants in Brazil and is a part of Votorantim's recently announced investment of approximately USD 2 billion in new production facilities.

FLSmidth's US project centre, based in Bethlehem, Pennsylvania in conjunction with FLSmidth's Brazilian office are responsible for the projects. The scope of supply includes two ATOX mills for raw grinding, four OK cement mills and associated spare parts such as a gearbox from FLSmidth's subsidiary MAAG Gear.

The Votorantim group, who is among the ten largest cement producers in the world, is one of the largest private corporations in Brazil in the fields of cement, minerals and metals. Votorantim controls about 40% of the Brazilian cement production and an important part of the ready-mix operations. Internationally, the Votorantim group controls a number of cement production facilities in the great lakes region and in Florida US as well as Canada and Bolivia.

"Our strong local presence in the Americas and state-of-the-art milling technology that minimises power consumption and other operating costs helped us differentiate ourselves from possible competitors in the negotiations for this contract," Group CEO Jørgen Huno Rasmussen comments.

The order will contribute beneficially to FLSmidth's earnings until the mills are installed throughout 2009.

Please address any questions regarding this announcement to Group Chief Executive Officer Jørgen Huno Rasmussen, FLSmidth & Co. A/S, on +45 36 18 18 00.

For more information about FLSmidth, please visit www.flsmidth.com.

Yours faithfully
Pernille Friis Andersen
Corporate Communications & Investor Relations

FLSmidth & Co. A/S
Corporate Communications & Investor Relations
Vigerslev Allé 77 · DK-2500 Valby · Copenhagen · Denmark
Tel +45 36 18 18 00 · Fax +45 36 44 18 30 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. DK 58180912

FLSmidth

Message No.	Our ref.	Date	Page
7 - 2008	JeBL	14 February 2008	1/1

Finanstilsynet
Gl. Kongevej 74 A
DK-1850 Frederiksberg C

Company Announcement No. 7-2008:

FLSmidth wins ground-breaking order for complete minerals plant

FLSmidth has received a contract worth over AUD 170m (approximately DKK 785m) with Aurox Resources Limited (Aurox) to supply a complete minerals processing plant and related port facilities for the treatment of magnetite iron ore. The plant will be located in the West Pilbara region of Western Australia and is designed to produce initially up to 6 million tonnes per year of magnetite concentrate with the capability of expanding to 10 million tonnes in the future.

FLSmidth Minerals will supply the complete plant as well as materials handling systems from the mine through the processing plant to the ship loading conveyor. Several FLSmidth companies and divisions are participating in the project as equipment and technology suppliers.

The scope of supply includes, among other things, a relocatable gyratory crusher station from FLSmidth Minerals and FLSmidth KOCH, ore stockpiling and reclaiming equipment as well as concentrate stacking, reclaiming and shiploading equipment also from FLSmidth KOCH, SAG and ball mills from FLSmidth Minerals, cyclones and pumps from FLSmidth Krebs, concentrate and tailings-thickening as well as clarification and filtration equipment from FLSmidth Dorr-Oliver Eimco and complete plant automation supplied by FLSmidth Automation. FLSmidth Minerals will also provide services to coordinate construction, equipment installation and plant commissioning.

This new and significant contract to supply a complete minerals processing plant, is validation of the new One Source project model that FLSmidth offers the industry and the benefits such a model can generate in terms of technology, performance synergies and schedule savings.
By choosing the FLSmidth model, Aurox will reduce the project time by approximately six months.

"The project confirms our strategy and vision for the future. The acquisition of Dorr-Oliver Eimco and Krebs Engineers last year combined with the other acquisitions in previous years means that FLSmidth is now the only player in the world that can facilitate complete plants in both the cement and minerals industries," Group CEO Jørgen Huno Rasmussen comments.

The order will contribute beneficially to FLSmidth's earnings until the plant is commissioned in the third quarter of 2010.

Please address any questions regarding this announcement to CEO Christian Jepsen, FLSmidth Minerals or Group CEO Jørgen Huno Rasmussen, FLSmidth & Co. A/S at +45 36 18 18 00.

For further information about FLSmidth, please visit www.flsmidth.com.

Yours faithfully

Pernille Friis Andersen
Corporate Communications & Investor Relations

FLSmidth & Co. A/S
Corporate Communications
Vigerslev Allé 77 · DK-2500 Valby · Copenhagen · Denmark
Tel +45 36 18 10 00 · Fax +45 36 44 18 30 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. DK 58180912



Message No.	Our ref.	Date	Page
06 - 2008	PLR	31 January 2008	1/1

Finanstilsynet
Gl. Kongevej 74 A
DK-1850 Frederiksberg C

Company Announcement No. 06-2008:

FLSmidth to supply world's largest mineral mills and cone crushers

FLSmidth has signed contracts totaling approximately USD 50 million (approximately DKK 257 million) with Chile based Antofagasta Minerals S. A, to supply crushing and grinding equipment for the production of copper, gold and molybdenum at their Esperanza Project, 150 kilometers north of Antofagasta, Chile.

The equipment will be supplied by FLSmidth Minerals. The equipment consists of a Fuller-Traylor gyratory crusher, three FLSmidth Minerals Raptor XL 1100 cone crushers, one Fuller-Traylor gearless SAG mill and two gearless ball mills. The equipment will process 95,000 tonnes per day of ore, reducing the ore to a product suitable for flotation recovery.

The SAG and ball mills as well as the cone crushers being supplied are the largest to be installed in the world today.

"The orders confirm the confidence mining customers place in FLSmidth Minerals' design technology. The relationship developed with Esperanza's sister company, Minera Los Pelambres, where FLSmidth Minerals has a complete maintenance contract, played an important role in the negotiations. As such, these initial contracts provide further opportunity to supply Esperanza with additional products and services," Group CEO Jørgen Huno Rasmussen comments.

The orders will contribute beneficially to FLSmidth earnings until the equipment is delivered in 2009.

Please address any questions regarding this announcement to Group Chief Executive Officer Jørgen Huno Rasmussen, FLSmidth & Co. A/S at +45 36 18 18 00.

For further information about FLSmidth, please visit www.flsmidth.com.

Yours faithfully

Pernille Friis Andersen
Corporate Communications & Investor Relations

FLSmidth & Co. A/S
Corporate Communications
Vigerslev Allé 77 · DK-2500 Valby · Copenhagen · Denmark
Tel +45 36 18 10 00 · Fax +45 36 44 18 30 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. DK 58180912

FLSmidth

Message No.	Our ref.	Date	Page
05 - 2008	JeBL	25 January 2008	1/1

Finanstilsynet
Gl. Kongevej 74 A
DK-1850 Frederiksberg C

Company Announcement No. 5-2008:

FLSmidth receives letter of award for a complete minerals processing plant in Australia

There has been publicity on the Australian Stock Exchange that FLSmidth has received a letter of award from Aurox Resources for the delivery of equipment and machinery for a magnetite processing plant in Western Australia.

FLSmidth can confirm the accuracy of the information. If and when the contract becomes binding, we will immediately inform the market hereof.

FLSmidth are continuously negotiating several potential contracts on the global market. For these to be considered binding, signed contracts and among other things down payment and guarantees are required.

Yours faithfully

Pernille Friis Andersen
Corporate Communications & Investor Relations

FLSmidth & Co. A/S
Corporate Communications
Vigerslev Allé 77 · DK-2500 Valby · Copenhagen · Denmark
Tel +45 36 18 10 00 · Fax +45 36 44 18 30 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. DK 58180912



Message No.	Our ref.	Date	Page
04 - 2007	JeBL	21 January 2008	1/1

Finanstilsynet
Gl. Kongevej 74 A
DK-1850 Frederiksberg C

Company Announcement No. 4-2007:

Publicity in the Middle East press about contract in Algeria

Since there has been publicity in the Middle East press about a contract between Algerian Asec Cement and FLSmidth, FLSmidth will like to clarify that a binding contract has not been signed.

If and when the contract becomes binding, we will immediately inform the market hereof.

FLSmidth are continuously negotiating several potential contracts on the global market. For these to be considered binding, signed contracts and among other things down payment and guarantees are required.

Please address any questions regarding this announcement to Group Chief Executive Officer Jørgen Huno Rasmussen, FLSmidth & Co. A/S at +45 36 18 18 00.

For further information about FLSmidth, please visit www.flsmidth.com.

Yours faithfully

Pernille Friis Andersen
Corporate Communications & Investor Relations

FLSmidth & Co. A/S
Corporate Communications & Investor Relations
Vigerslev Allé 77 · DK-2500 Valby – Copenhagen – Denmark
Tel +45 36 18 18 00 · Fax +45 36 44 18 30 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. 58180912

FLSMIDTH

Announcement No.	Our ref.	Date	Page
03 - 2008	PLR/MBo	17 January 2008	1/1

The Danish Financial Supervisory Authority
Gl. Kongevej 74 A
1850 Frederiksberg C

Company announcement No. 03-2008:

FLSmidth wins yet another cement project in Russia

FLSmidth has signed a contract with a Russian company for machinery supplies for a new 5,500 tonnes per day cement clinker production line to be placed at an existing cement plant in Russia. The contract has a value slightly over 65 million euro (in excess of DKK 485 m).

The scope of the contract includes an ATOX raw mill, a CF raw meal silo, an ILC 3-support kiln with 4-stage preheater and a Multi-Movable Cross-Bar cooler. In addition, FLSmidth Airtech fabric filters, FLSmidth Pfister dosing equipment and FLSmidth Automation laboratory systems are included.

"The signing of this contract proves that FLSmidth now has gained a strong foothold on the Russian cement market. In 2008, we will further strengthen our presence on the cement markets in the CIS countries by increasing the staff number at our office in Moscow," Group CEO Jørgen Huno Rasmussen comments.

The contract will contribute beneficially to FLSmidth's earnings until 2010.

Please address any questions regarding this announcement to Group Chief Executive Officer Jørgen Huno Rasmussen, FLSmidth & Co. A/S at +45 36 18 18 00.

For further information about FLSmidth, please visit www.flsmidth.com.

Yours faithfully

Pernille Friis Andersen
Corporate Communications & Investor Relations

FLSmidth & Co. A/S
Corporate Communication
Vigerslev Allé 77 · DK-2500 Valby · Copenhagen · Denmark
Tel +45 36 18 10 00 · Fax +45 36 44 18 30 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. DK 58180912



Message No.	Our ref.	Date	Page
02 - 2008	PLR	9 January 2008	1/1

Finanstilsynet
Gl. Kongevej 74 A
DK-1850 Frederiksberg C

Company Announcement No. 02-2008:

FLSmidth wins order from CRH in Poland

FLSmidth has been awarded a contract worth approximately EUR 40m (approximately DKK 300m) for machinery supplies to upgrade an existing cement production line at Grupa Ozarow's cement plant in Ozarow, Poland, some 160 km south of Warsaw.

The scope of supply includes an ATOX raw mill and an ATOX coal mill as well as the upgrading of kiln No. 2 at Ozarow to an ILC-Low-NOx kiln with 2-string preheater and a Multi-Movable Cross–Bar cooler. The production capacity of the new line will be up to 7,000 tonnes clinker per day (tpd).

FLSmidth's subsidiaries FLSmidth MAAG Gear and FLSmidth Pfister will supply gear units and a coal meal feeder, respectively. The contract also includes first time spare parts.

The Ozarow cement factory was originally supplied by FLSmidth and commissioned in 1978. In 1995, as part of the Polish government's mass privatisation programme, the plant was sold to CRH, a leading international building materials group. Today, Ozarow is one of FLSmidth's most important clients in Poland, with a long tradition for developing new projects in collaboration with FLSmidth.

The order will contribute beneficially to FLSmidth's earnings until the line is commissioned in late 2009.

Please address any questions regarding this announcement to Group Chief Executive Officer Jørgen Huno Rasmussen, FLSmidth & Co. A/S at +45 36 18 18 00.

For further information about FLSmidth, please visit www.flsmidth.com.

Yours faithfully

Pernille Friis Andersen
Corporate Communication & IR

FLSmidth & Co. A/S
Corporate Communication
Vigerslev Allé 77 · DK-2500 Valby · Copenhagen · Denmark
Tel +45 36 18 10 00 · Fax +45 36 44 18 30 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. DK 58180912

FLSmidth

Message No.	Our ref.	Date	Page
1 - 2008	PLR	2 January 2008	1/1

Finanstilsynet
Gl. Kongevej 74 A
DK-1850 Frederiksberg C

Company Announcement No. 1-2008:

FLSmidth signs contract for 3rd cement plant in Russia

FLSmidth has signed a contract to provide equipment supplies and engineering for a complete greenfield cement plant with a capacity of 3,500 tonnes clinker per day. The plant will be situated close to the city of Kursk, approximately 700 km south of Moscow.

Valued at approximately 64m euro (slightly more than DKK 475m), the contract was signed with OOO Kurskaya stroitelnaya companiya, a company newly formed to establish its first cement plant.

The order which will contribute beneficially to FLSmidth's earnings until the expected commissioning in mid 2010 follows two important contracts in 2007 for cement plants north of Moscow and in St. Petersburg respectively.

"This order confirms FLSmidth's positive expectations for the large Russian market and promises well for the new year," Group CEO Jørgen Huno Rasmussen comments.

Please address any questions regarding this announcement to Group Chief Executive Officer Jørgen Huno Rasmussen, FLSmidth & Co. A/S at +45 36 18 18 00.

For further information about FLSmidth, please visit www.flsmidth.com.

Yours faithfully

Pernille Friis Andersen
Corporate Investor Relations & Communications

FLSmidth & Co. A/S
Corporate Communication
Vigerslev Allé 77 · DK-2500 Valby · Copenhagen · Denmark
Tel +45 36 18 10 00 · Fax +45 36 44 18 30 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. DK 58180912

125 FLSMIDTH

Message No.	Our ref.	Date	Page
31 - 2007	PLR	21 December 2007	1/1

Finanstilsynet
Gl. Kongevej 74 A
DK-1850 Frederiksberg C

Company Announcement No. 31-2007:

Lafarge places USD 200m order with FLSmidth – largest to date

FLSmidth has signed a contract with Lafarge North America in excess of $150 USD m (approx. DKK 780 m) for the modernisation of its Joppa, Illinois cement plant in the United States. In addition, two other contracts were signed each with an approximate value of $25 USD m (approx. DKK 130 m) for cement grinding systems. The new 7,200 tonnes per day line at Joppa will use the most modern processes and enable Lafarge to maintain highly competitive positions in terms of safety, product quality, low environmental emissions and production costs.

FLSmidth's US project centre, based in Bethlehem, Pennsylvania, is responsible for these projects. In addition to engineering services, project management, and commissioning, all major machines and auxiliary equipment are included. The pyro-processing system for the Joppa plant consists of the latest generation Multi-Movable Cross-Bar cooler, a rotary kiln, and an ILC 5-stage preheater with low NOx and CO calciner.

The new grinding technologies to be installed at the Joppa plant include an FRM raw mill, and an OK mill for cement grinding. The OK mill has been chosen for its demonstrated ability to grind the cement clinker to the extremely fine quality required for the North American market. As a result, all three contracts includes one of the largest OK mills supplied to date; the OK-42. One will be used in Joppa, and the other two will replace and supplement existing cement grinding equipment at two other Lafarge facilities in North America.

Many of FLSmidth's companies and divisions will be represented in the projects. FLSmidth Pfister will supply dosing equipment for the fuel, FLSmidth Airtech will supply complete bag filter packages, a number of pumps and airslides will be supplied by FLSmidth Pneumatic Transport while FLSmidth Airloq will supply one of their very successful KilnLoq, a kiln inlet analysis probe.

Lafarge North America is part of the Lafarge Group, a world leader in building materials that is active in 75 countries and employs 80,000 people.

These orders will contribute beneficially to FLSmidth's earnings until the new line is commissioned in late 2010.

Please address any questions regarding this announcement to Group Chief Executive Officer Jørgen Huno Rasmussen, FLSmidth & Co. A/S at +45 36 18 18 77.

For further information about FLSmidth, please visit www.flsmidth.com.

Yours faithfully

Torben Seemann Hansen
Corporate Communication

FLSmidth & Co. A/S
Corporate Communication
Vigerslev Allé 77 · DK-2500 Valby · Copenhagen · Denmark
Tel +45 36 18 10 00 · Fax +45 36 44 18 30 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. DK 58180912


FLSMIDTH

Message No.	Our ref.	Date	Page
30 - 2007	PLR	20 December 2007	1/1

Finanstilsynet
Gl. Kongevej 74 A
DK-1850 Frederiksberg C

Company Announcement No. 30-2007:

FLSmidth & Co. A/S Financial calendar 2008

Below FLSmidth & Co. A/S's financial calendar for 2008:

28 February 2008: Annual Report 2007
17 April 2008: Annual General Meeting
22 May 2008: Interim Report, 1 January - 31 March 2008
21 August 2008: Interim Report, 1 January - 30 June 2008
20 November 2008: Interim Report, 1 January - 30 September 2008

FLSmidth & Co. A/S
Corporate Communication

FLSmidth & Co. A/S
Corporate Communication
Vigerslev Allé 77 · DK-2500 Valby · Copenhagen · Denmark
Tel +45 36 18 10 00 · Fax +45 36 44 18 30 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. DK 58180912

125 FLSMIDTH

Message No.	Our ref.	Date	Page
29 - 2007	PLR	12 December 2007	1/1

Finanstilsynet
Gl. Kongevej 74 A
DK-1850 Frederiksberg C

Company Announcement No. 29-2007:

FLSmidth wins orders from Canadian Goldcorp

FLSmidth has signed multiple contracts totaling approximately USD 65 million (approximately DKK 330 million) with Canada based Goldcorp to supply crushing and grinding equipment, and flotation cells for the production of silver, gold, and zinc at their minerals Penasquito Operation in Zacatecas, Mexico.

The FLSmidth Minerals equipment to be supplied consists of one gyratory crusher, two gearless SAG mills, four Dual Pinion ball mills, 33 SmartCell™ flotation cells (roughers and scavengers) and a combination of smaller WEMCO® and Dorr-Oliver® Flotation Cells (cleaners).

The gyratory crusher and mills supplied to Penasquito are some of the largest crushers and mills existent in the world today. The two lines combined will be able to process 130,000 tonnes per day of ore making the installation the largest plant installed under one roof at one time.

First installed in Chile in 2003, the WEMCO® SmartCell™ Flotation Technology from FLSmidth has proven successful in many areas of the world exceeding hydrodynamic and metallurgical performance of smaller cells. With this order of 33 SmartCells, Penasquito joins the list of premier mining installations for large cell technology.

"These orders confirm the strength of the new FLSmidth Minerals and the success of the integration of Dorr-Oliver Eimco, as the orders unite both FLSmidth Minerals and Dorr-Oliver Eimco core technology equipment," Group CEO Jørgen Huno Rasmussen comments.

The orders will contribute beneficially to FLSmidth's earnings until the equipment is delivered in early 2009.

Please address any questions regarding this announcement to Group Chief Executive Officer Jørgen Huno Rasmussen, FLSmidth & Co. A/S at +45 36 18 18 00.

For further information about FLSmidth, please visit www.flsmidth.com.

Yours faithfully

Torben Seemann Hansen
Corporate Communication

FLSmidth & Co. A/S
Corporate Public Relations
Vigerslev Allé 77 · DK-2500 Valby · Copenhagen · Denmark
Tel +45 36 18 10 00 · Fax +45 36 44 18 30 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. DK 58180912

125 FLSMIDTH

Message No.	Our ref.	Date	Page
28 - 2007	PLR	10 December 2007	1/1

Finanstilsynet
Gl. Kongevej 74 A
DK-1850 Frederiksberg C

Company Announcement No. 28-2007:

Publicity in the Russian press about contract in Russia

Since there has been publicity in the Russian press about a contract between Russian Kurskaya stroitelnaya companiya and FLSmidth, FLSmidth will like to clarify that a binding contract has not been signed.

When and if the contract becomes binding, we will immediately inform the market hereof.

FLSmidth are continuously negotiating several potential contracts on the global market.
For these to be considered binding, signed contracts and among other things down payment and guarantees are required.

Please address any questions regarding this announcement to Group Chief Executive Officer Jørgen Huno Rasmussen, FLSmidth & Co. A/S at +45 36 18 10 00.

For further information about FLSmidth, please visit www.flsmidth.com.

Yours faithfully

Torben Seemann Hansen
Corporate Communication

FLSmidth & Co. A/S
Vigerslev Allé 77 · DK-2500 Valby · Copenhagen · Denmark
Tel +45 36 18 18 00 · Fax +45 36 44 11 46 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. DK 58 18 09 12

FLSMIDTH

Board of Directors

Your ref.	Your letter of	Our ref.	Date	Page
4 - 2007		JeBL	29 November 2007	1/2

The Danish Financial Supervisory Authority
Gl. Kongevej 74 A
1850 Frederiksberg C

Trade info No. 4 - 2007

The following changes have taken place in the shareholding of FLSmidth & Co. A/S shares of the person mentioned below who, under the Danish Securities Trading Act is obliged to report such changes.

Name	Jørgen Huno Rasmussen
Reason	Group Chief Executive Officer
Issuer	FLSmidth & Co. A/S
ID Code	DK0010234467
Designation	Options
Nature of Transaction	Allotment
Market	Copenhagen Stock Exchange
Number	9200
Market price (DKK)	1,247,520

Name	Bjarne Moltke Hansen
Reason	Group Executive Vice President
Issuer	FLSmidth & Co. A/S
ID Code	DK0010234467
Designation	Options
Nature of Transaction	Allotment
Market	Copenhagen Stock Exchange
Number	5200
Market price (DKK)	705,120

Name	Christian Jepsen
Reason	Group Executive Vice President
Issuer	FLSmidth & Co. A/S
ID Code	DK0010234467
Designation	Options
Nature of Transaction	Allotment
Market	Copenhagen Stock Exchange
Number	5200
Market price (DKK)	705,120

Name	Poul Erik Tofte
Reason	Group Executive Vice President
Issuer	FLSmidth & Co. A/S
ID Code	DK0010234467
Designation	Options
Nature of Transaction	Allotment
Market	Copenhagen Stock Exchange
Number	5200
Market price (DKK)	705,120

FLSmidth & Co. A/S
Vigerslev Allé 77 · DK-2500 Valby · Copenhagen · Denmark
Tel +45 36 18 18 00 · Fax +45 36 44 11 46 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. DK 58 18 09 12

FLSMIDTH

Board of Directors

Your ref.	Your letter of	Our ref.	Date	Page
3-2007		JeBL	29 November 2007	1/1

The Danish Financial Supervisory Authority
Gl. Kongevej 74 A
1850 Frederiksberg C

Trade info No. 3 - 2007

The following change has taken place in the shareholding of FLSmidth & Co. A/S shares of the person mentioned below who, under the Danish Securities Trading Act is obliged to report such change.

Name	Søren Vinther
Reason	Board Member
Issuer	FLSmidth & Co. A/S
ID Code	DK0010234467
Designation	Shares
Nature of Transaction	Purchase
Trade Date	28November 2007
Market	Copenhagen Stock Exchange
Number	261
Market price (DKK)	130.000,00

Yours faithfully,

Torben Seemann Hansen
Corporate Communication

FLSmidth & Co. A/S
Vigerslev Allé 77 · DK-2500 Valby · Copenhagen · Denmark
Tel +45 36 18 18 00 · Fax +45 36 44 11 46 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. DK 58 18 09 12

Board of Directors

FLSmidth

Your ref.	Your letter of	Our ref.	Date	Page
2-2007		JeBL	28 November 2007	1/1

The Danish Financial Supervisory Authority
Gl. Kongevej 74 A
1850 Frederiksberg C

Report No. 2-2007

The following change has taken place in the shareholding of FLSmidth & Co. A/S shares of the Legal Entity §28a,4,4,b mentioned below which, under the Danish Securities Trading Act is obliged to report such change.

Name	Boel Bentzen Holding Aps
Reason	Legal Entity §28a,4,4,b
Issuer	FLSmidth & Co. A/S
ID Code	DK0010234467
Designation	Shares
Nature of Transaction	Purchase
Trade Date	27 November 2007
Market	Copenhagen Stock Exchange
Number	600
Market price (DKK)	294.600,00

Yours faithfully,

Torben Seemann Hansen
Corporate Communication



Interim Report for FLSmidth & Co. A/S 1 January - 30 September 2007

Company Announcement to the Danish Financial Supervisory Authority No. 27-2007, 27 November 2007

The Board of Directors and the Corporate Management of FLSmidth & Co. A/S has today reviewed and approved the Interim Report for 1 January to 30 September. The Interim Report has been presented in accordance with IAS 34 and additional Danish information requirements regarding interim reporting of listed companies. No review nor auditing of the interim report has taken place.

Date: 27.11.2007

The Interim Report is accessible at FLSmidth's website:

www.flsmidth.com/reports

The main conclusions of the Interim Report are:

Developments in the first three quarters of 2007

- The order backlog has increased by 37% to DKK 24,940m since the turn of the year (end of 2006: DKK 18,264m).

- The order intake rose 18% to DKK 17,333m in the first three quarters of 2007, up from DKK 14,668m in the same period of the year before.

- The turnover rose 60% to DKK 13,488m in the first three quarters of 2007, up from DKK 8,414m in the same period of the year before.

- Earnings before interest, tax, depreciation and amortisation (EBITDA) rose 143% to DKK 1,442m in the first three quarters of 2007, up from DKK 593m in the same period of the year before, corresponding to an EBITDA ratio of 10.7% (first three quarters of 2006: 7.0%)

- Earnings before interest and tax (EBIT) rose 173% to DKK 1,244m in the first three quarters of 2007, up from DKK 456m in the same period of the year before, corresponding to an EBIT ratio of 9.2% (first three quarters of 2006: 5.4%)

- Earnings before tax (EBT) rose 157% to DKK 1,286m in the first three quarters of 2007, up from DKK 501m in the same period of the year before.

- Cash flow from operating activities (continuing activities) amounted to DKK 979m in the first three quarters of 2007 as against DKK 652m in the same period of the year before.

Significant events in the third quarter of 2007

On 10 August 2007, FLSmidth & Co. acquired GL&V Process, one of the world's leading providers of separation technology for the metal and minerals industries. The total purchase price amounted to CAD 998m (DKK 5.2bn) and the activities acquired have been consolidated as from 10 August 2007. The acquisition includes all shares and voting rights.

Prospects for 2007

The expectations for the cement market in 2007 remain unchanged at 125-150m tonnes per year new contracted cement kiln capacity worldwide (exclusive of China).

FLSmidth & Co. upgrades its expectations for the year's turnover and earnings, cf. the below figures which in accordance with previously announced expectations are inclusive of the recognition of GL&V Process from 10 August 2007:

- Consolidated turnover approximately DKK 20.5bn (previous expectation DKK 19.5-20bn), of which GL&V Process accounts for DKK 1.2bn.

- Earnings before interest and tax, depreciation and amortisation and special non-recurring items (EBITDA) DKK 2.05-2.2bn (previous

expectation DKK 1.85-2.0bn), of which GL&V Process accounts for DKK 150m.

- Earnings before interest and tax (EBIT) DKK 1.75-1.9bn (previous expectation DKK 1.55-1.7bn), of which GL&V Process accounts for DKK 0m.

- Earnings before tax (EBT) DKK 1.75-1.9bn (previous expectation DKK 1.55-1.7bn), of which GL&V Process accounts for DKK -100m.

FLSmidth's interactive electronic interim report
Via the website both figures and tables can be downloaded in Excel spreadsheet and via the search engine it is possible to make a global search in the accounts for both figures and text.

Direct link: http://annualreport.fls.com/2007 q3

Please address any questions to this announcement to Mr Jørgen Huno Rasmussen, Group CEO, telephone +45 36 18 18 00, from 14.00 hours CET.

A telephone conference regarding the Interim Report will be held today at 15:00 hours CET. For further details, please visit www.flsmidth.com

FLSmidth & Co. A/S
Corporate Communication

THE PREFERRED SUPPLIER FOR 125 YEARS


DORR-OLIVER



Interim Report 2007 **FLSmidth & Co. A/S**
1 January 2007 - 30 September 2007
(Company Announcement No. 27-2007)

125 FLSmidth

Interim Report
1 January 2007 - 30 September 2007



The Board of Directors and the Corporate Management of FLSmidth & Co. A/S have today reviewed and approved this interim report for the FLSmidth & Co. Group for the period stated above.

Main conclusions

Developments in the first three quarters of 2007
- The order backlog has increased by 37% to DKK 24,940m since the turn of the year (end of 2006: DKK 18,264m).
- The order intake rose 18% to DKK 17,333m in the first three quarters of 2007, up from DKK 14,668m in the same period of the year before.
- The turnover rose 60% to DKK 13,488m in the first three quarters of 2007, up from DKK 8,414m in the same period of the year before.
- Earnings before interest, tax, depreciation and amortisation (EBITDA) rose 143% to DKK 1,442m in the first three quarters of 2007, up from DKK 593m in the same period of the year before, corresponding to an EBITDA ratio of 10.7% (first three quarters of 2006: 7.0%).
- Earnings before interest and tax (EBIT) rose 173% to DKK 1,244m in the first three quarters of 2007, up from DKK 456m in the same period of the year before, corresponding to an EBIT ratio of 9.2% (first three quarters of 2006: 5.4%).
- Earnings before tax (EBT) rose 157% to DKK 1,286m in the first three quarters of 2007, up from DKK 501m in the same period of the year before.
- Cash flow from operating activities (continuing activities) amounted to DKK 979m in the first three quarters of 2007 as against DKK 652m in the same period of the year before.

Significant events in the third quarter of 2007
On 10 August 2007, FLSmidth & Co. acquired GL&V Process, one of the world's leading providers of separation technology for the metal and minerals industries. The total purchase price amounted to CAD 998m (DKK 5.2bn) and the activities acquired have been consolidated as from 10 August 2007. The acquisition includes all shares and voting rights.

Prospects for 2007
The expectations for the cement market in 2007 remain unchanged at 125-150m tonnes per year new contracted cement kiln capacity worldwide (exclusive of China).

FLSmidth & Co. upgrades its expectations for the year's turnover and earnings, cf. the below figures which in accordance with previously announced expectations are inclusive of the recognition of GL&V Process from 10 August 2007:

- Consolidated turnover approximately DKK 20.5bn (previous expectation DKK 19.5-20bn), of which GL&V Process accounts for DKK 1.2bn.
- Earnings before interest and tax, depreciation and amortisation and special non-recurring items (EBITDA) DKK 2.05-2.2bn (previous expectation DKK 1.85-2.0bn), of which GL&V Process accounts for DKK 150m.
- Earnings before interest and tax (EBIT) DKK 1.75-1.9bn (previous expectation DKK 1.55-1.7bn), of which GL&V Process accounts for DKK 0m.
- Earnings before tax (EBT) DKK 1.75-1.9bn (previous expectation DKK 1.55-1.7bn), of which GL&V Process accounts for DKK -100m.

Please address any questions to this announcement to Mr Jørgen Huno Rasmussen, Group CEO, telephone +45 36 18 18 00, from 14.00 hours. A telephone conference regarding the interim report will be held today at 15.00 hours. For further details, please visit www.flsmidth.com.

Group financial highlights

DKKm	Q3 2007	Q3 2006	Q1-Q3 2007	Q1-Q3 2006	Year 2006
PROFIT AND LOSS ACCOUNT					
Net turnover	5,220	3,207	13,488	8,414	12,311
Gross profit	1,134	618	2,897	1,733	2,602
Earnings before interest, tax, depreciation, amortisation and special non-recurring items (EBITDA)	608	238	1,442	593	966
Earnings before interest and tax (EBIT)	506	184	1,244	456	775
Earnings before tax (EBT)	486	208	1,286	501	924
Profit/loss for the period, continuing activities	322	146	856	351	1,107
Profit/loss for the period, discontinuing activities	3	11	8	12	25
Profit/loss for the period	325	157	864	363	1,132
CASH FLOW					
Cash flow from operating activities	494	380	979	652	1.372
Acquisition of undertakings and activities	(3,580)	(181)	(3,720)	(179)	(196)
Acquisition of tangible assets	(86)	(56)	(243)	(146)	(249)
Other investments, net	(47)	36	(33)	43	48
Cash flow from investing activities	(3,713)	(201)	(3,996)	(282)	(397)
Cash flow from operating and investing activities of continuing activities	(3,219)	179	(3,017)	370	975
Cash flow from operating and investing activities of discontinuing activities	(23)	29	83	(50)	(75)
WORKING CAPITAL			277	(117)	(435)
NET INTEREST-BEARING RECEIVABLES/(DEBT)			(2,110)	2,399	2,847
ORDER INTAKE	7,080	3,388	17,333	14,667	18,534
ORDER BACKLOG			24,940	18,108	18,264
BALANCE SHEET					
Long-term assets			7,826	2,024	2,355
Short-term assets			11,072	8,868	9,764
Assets held for sale			11	-	132
Total assets			18,909	10,892	12,251
Consolidated equity			3,814	2,554	3,192
Long-term liabilities			3,604	1,502	1,710
Short-term liabilities			11,491	6,836	7,344
Liabilities regarding assets held for sale			-	-	5
Total equity and liabilities			18,909	10,892	12,251
FINANCIAL RATIOS					
Continuing activities					
Adjusted net operating profit after tax (NOPAT)	794	44	1,623	310	589
Average capital employed	3,128	476	3,603	476	306
Return on capital employed (ROCE), continuing activities (annualised)	102%	37%	60%	87%	192%
Contribution ratio	21.7%	19.3%	21.5%	20.6%	21.1%
EBITDA ratio	11.6%	7.4%	10.7%	7.0%	7.8%
EBIT ratio	9.7%	5.7%	9.2%	5.4%	6.3%
EBT ratio	9.3%	6.5%	9.5%	6.0%	7.5%
Return on equity (annualised)			33%	19%	39%
Equity ratio			20%	23%	26%
Number of employees at end of period, Group			9,009	6,546	6,862
Number of employees in Denmark			1,679	1,500	1,508
Share and dividend ratios, Group					
CFPS (cash flow per share), DKK (diluted)	9.4	7.2	18.6	12.4	24.3
EPS (earnings per share), DKK (diluted)	6.2	3.0	16.4	7.0	21.7
EPS (earnings per share), DKK (diluted) before effect of purchase price allocation re. GL&V Process	6.7	-	17.0	-	-
FLSmidth & Co. share price, DKK			556	273	359
Number of shares end of period (000s) *			53,200	53,200	53,200
Average number of shares (000s) (diluted)	52,655	52.804	52,616	52,732	52,558
Market capitalisation, DKKm *			29,579	14,524	19,099

The financial ratios have been computed in accordance with the Guidelines issued by the Danish Society of Financial Analysts

* Adjusted for temporary capital increase in the first half of 2006

Management's review for the first three quarters of 2007



Market developments in the third quarter of 2007

Global demand for new cement kiln capacity remains consistently high and shows no sign of flagging. The expectations for the cement market in 2007 remain unchanged at 125-150m tonnes per year new contracted cement kiln capacity worldwide (exclusive of China). The demand for new cement capacity in the third quarter of 2007 covered a wide geographical area. Activity in the market is currently driven by a number of different global and regional factors independent of each other. India remains the largest single market outside China, but Russia is making good progress. Africa and the Middle East continue to show surprising strength, and also in Central and South America activity is increasing.

The high level of investment in the minerals industry continued in the third quarter of 2007 as a result of continued high prices on minerals due to growing demand for minerals mainly from Asia combined with insufficient investments in exploration and extraction of minerals for a number of years. These developments have resulted in yet another quarter characterised by progress in terms of order intake, order backlog, turnover and earnings in the minerals area.
With the constantly rising demand for minerals and a record-high level of investment among minerals producers, this trend is expected to continue over the next 3-5 years. As a result of the acquisition of GL&V Process, FLSmidth Minerals will in future be the sole provider in the market, who is able to offer solutions covering all processes in a typical minerals plant. This is expected to increase the Group's opportunities to benefit from the favourable market conditions.

Developments in the first three quarters of 2007

Order intake and order backlog
The total order intake amounted to DKK 17,333m in the first three quarters of 2007, up 18% on the same period of last year (first three quarters of 2006: DKK 14,667m). The market therefore remains highly active and FLSmidth's market share continues to be strong. Orders received for services and spare parts amounted to DKK 2,765m in the first three quarters of 2007, up 33% on the same period last year (first three quarters of 2006: DKK 2,085m). By the end of the third quarter 2007, the total order backlog was DKK 24,940m, a record high and a 37% increase since the turn of the year (end of 2006: DKK 18,264m).

In the period 10 August – 30 September 2007, GL&V Process has contributed DKK 533m to the order intake and DKK 1,891m to the order backlog by the end of the third quarter of 2007.

For activities in Cement and Minerals with a relatively short turnaround time, the order intake is normally reflected in the turnover after 6-18 months. For large projects, the order intake is typically reflected in the turnover over a period of 24-30 months.

Developments in the order intake and order backlog

CEMENT (DKKm)	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007*	Q2 2007*	Q3 2007*
Order intake	3,440	3,528	4,858	2,054	2,209	2,920	3,813	4,741
Order backlog	8,636	10,742	13,707	13,900	13,531	14,348	15,360	16,942

MINERALS (DKKm)	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007*	Q2 2007*	Q3 2007*
Order intake	801	1,006	1,887	1,334	1,658	1,266	2,387	2,426
Order backlog	2,198	2,690	3,842	4,208	4,733	5,271	6,420	8,744

TOTAL (DKKm)	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007*	Q2 2007*	Q3 2007*
Order intake	4,241	4,534	6,745	3,388	3,867	4,131	6,122	7,080
Order backlog	10,834	13,432	17,549	18,108	18,264	18,854	21,055	24,940

**As from and inclusive of 2007, the segment information for Cement and Minerals will be shown as gross figures, which entails that the total order intake and order backlog consist of Cement, Minerals and eliminations for internal transactions. Internal transactions have been insignificant in previous years*

Management's review for the first three quarters of 2007

Profit and loss account
The turnover in the first three quarters of 2007 amounted to DKK 13,488m, representing a 60% increase on the same period last year (first three quarters of 2006: DKK 8,414m). The positive trend in turnover continued within all main business segments: Cement, Minerals and Dansk Eternit Holding.

The gross profit amounted to DKK 2,897m in the first three quarters of 2007 (first three quarters of 2006: DKK 1,733m), corresponding to a contribution ratio of 21.5% (first three quarters of 2006: 20.6%).
The contribution ratio in the minerals segment rose to 20.5% in the first three quarters of 2007, up from 17.0% in the same period of the year before, and 19.3% in the cement segment, up from 19.2%. The positive development in the gross profit in the first three quarters on the same period last year can primarily be attributed to improved order processing, higher sales prices and reversal of provisions for project risks in connection with the ongoing progress and completion of projects.

During the first three quarters of 2007, investments in research and development amounted to DKK 136m (first three quarters of 2006: DKK 113m), corresponding to 1.0% of the turnover (first three quarters of 2006: 1.3%). In addition, project financed development has taken place in cooperation with customers. In the same period, the company was unable to spend all budgeted funds on research and development due to a lack of engineers with relevant experience. Investments are expected to increase during the coming periods.

Sales, distribution and administrative costs, etc. in the first three quarters of 2007 amounted to DKK 1,455m (first three quarters of 2006: DKK 1,140m) corresponding to 10.8% of the turnover (first three quarters of 2006: 13.5%), and a 28% increase on the same period last year. The significant decline in the cost rate reflects the fact that capacity costs are increasing at a slower pace than turnover due to improved use of capacity and operational gearing.

Earnings before interest and tax, depreciation and amortisation (EBITDA) amounted to DKK 1,442m in the first three quarters of 2007 (first three quarters of 2006: DKK 593m) corresponding to an EBITDA ratio of 10.7% (first three quarters of 2006: 7.0%).

Depreciation and write-downs amounted to DKK 182m in the first three quarters of 2007 (first three quarters of 2006: DKK 132m).

In the third quarter of 2007, the effect of temporary purchase price allocations regarding GL&V Process totalled DKK -43m in the form of amortisation of intangible assets and special non recurring items related to stocks and order backlog.

Earnings before interest and tax (EBIT) in the first three quarters of 2007 amounted to DKK 1,244m (first three quarters of 2006: DKK 456m), a 173% increase on the same period last year.

The first three quarters of 2007 saw an EBIT ratio of 9.2% (first three quarters of 2006: 5.4%), which can be attributed to improved turnover and earnings within all business segments and a DKK 22m profit of the sale of part of the Eternit site in Aalborg in the first quarter of 2007 (recognised in the item Other operating income and costs). Net of the effect of purchase price allocations and the sale of part of the Eternit site, the EBIT ratio was 9.4% in the first three quarters of 2007.

Net financial income amounted to DKK 42m in the first three quarters of 2007 (first three quarters of 2006: DKK 45m).

Earnings before tax (EBT) were DKK 1,286m in the first three quarters of 2007 (first three quarters of 2006: DKK 501m). Taxes for the period amounted to DKK 430m (first three quarters of 2006: DKK 150m) corresponding to an effective tax rate of 33% (first three quarters of 2006: 30%). The expected effective tax rate for 2007 is 33% and is adversely affected by the fact that the value of this year's capitalised Danish tax asset dropped by around DKK 61m due to a reduction in the Danish corporation tax from 28% to 25%. The Group's payable tax rate is, however, somewhat lower than the effective tax rate due to the tax asset.

The profit for the period deriving from the continuing activities amounted to DKK 856m (first three quarters of 2006: DKK 351m).

Balance sheet
The balance sheet total amounted to DKK 18,909m by the end of September 2007 as against 12,251m by the end of 2006. The consolidated equity at the end of September 2007 amounted to DKK 3,814m (end of 2006: DKK 3,192m) corresponding to an equity ratio of 20% (end of 2006: 26%). In the first three quarters of 2007, the return on equity (on an annual basis) amounted to 33% (first three quarters of 2006: 19%).



Management's review for the first three quarters of 2007



Cash flow developments and working capital (continuing activities)
Cash flow from operating activities amounted to DKK 979m in the first three quarters of 2007 (first three quarters of 2006: DKK 652m.). As a consequence of the large prepayments, the working capital has been negative during the last 1-2 years, but after the acquisition of GL&V Process it is now positive and amounted to DKK 277m by the end of September 2007 (end of 2006: DKK -435m).

Cash flow from investing activities amounted to DKK -3,996m in the first three quarters of 2007 (first three quarters of 2006: DKK -282m). Of this amount, investments in tangible assets amounted to DKK -243m (first three quarters of 2006: DKK -146m) and acquisition of companies and activities amounted to DKK -3,720m (first three quarters of 2006: DKK -179m). As a result of a general expansion of capacity at all the Group's production plants and the recently inaugurated extension of the office facilities in India (FLSmidth House), an extraordinarily high level of investments in tangible assets is expected for 2007.

Cash flow from operating and investing activities (free cash flow) totalled DKK -3,017m in the first three quarters of 2007 (first three quarters of 2006: DKK 370m). Net interest-bearing debt amounted to DKK 2,110m by the end of September 2007 (end of 2006: Net interest-bearing receivables DKK 2,847m).

Segment information

As of and including 2007, segment information is shown as gross figures, which means that intercompany sales between the cement and minerals areas will be eliminated via "Other activities". Intercompany transactions have been insignificant in previous years.

Cement

The total order intake within the cement segment amounted to DKK 11,474m in the first three quarters of 2007, up 10% on the same period last year (first three quarters of 2006: DKK 10,440m). Large orders received in the third quarter of 2007 came from Russia, Syria and Colombia and several minor orders came from India and China. Orders received for services and spare parts amounted to DKK 1,541m in the first three quarters of 2007, up 19% on the same period last year (first three quarters of 2006: DKK 1,295m).

By the end of September 2007, the order backlog amounted to DKK 16,942m, up 25% since the turn of the year (end of 2006: DKK 13,531m).

In the third quarter of 2007, FLSmidth received an order from Eurocement in Russia for the supply of machinery and equipment for a new energy optimised cement production line. The new line with a capacity of 6,000 tonnes per day will replace the existing line at Eurocement's plant near Podgorensky, 600 kilometres southeast of Moscow. Signed with the largest cement producer on the Russian market, the order is strategically very important for FLSmidth. The Russian market is expected to see growing activity in the coming years as a result of high economic growth combined with a pressing need for modernisation of the production facilities. The installed capacity in Russia currently amounts to around 50m tonnes per year of which 85% is based on wet process kilns that consume around 30-50% more energy than corresponding modern dry process kilns.

The turnover in Cement in the first three quarters of 2007 amounted to DKK 8,361m, up 59% on the same period last year (first three quarters of 2006: DKK 5,246m). Turnover is now beginning to reflect the significant growth in order intake over the past years since the major projects are typically delivered within a time span of 24-30 months.

The contribution ratio achieved in Cement is higher than in the same period of last year, which can be attributed to improved order processing, higher prices and reversal of provisions for project risks in connection with the ongoing progress and completion of projects. These factors have partially offset the previously announced expectations of a negative margin effect in the second half of 2007 resulting from the change in product portfolio.

The EBIT ratio is also higher than in the same period of last year, which in addition to the above mentioned improvements in the contribution ratio mainly can be attributed to higher capacity utilisation and operational gearing. The EBIT result in the first three quarters of 2007 amounted to DKK 738m (first three quarters of 2006: DKK 250m), which is a 195% increase on the same period last year. The first three quarters of 2007 saw an EBIT ratio of 8.8% (first three quarters of 2006: 4.8%).

Management's review for the first three quarters of 2007

In Cement, the prospects for 2007 are now a turnover of approximately DKK 12bn (previously DKK 11.5-12bn) and an EBIT ratio of around 8-9% (previously around 7-8%)

Minerals

Acquisition of GL&V Process

On 10 August 2007, FLSmidth & Co. signed a final agreement with the Board of Directors of Groupe Laperrière & Verreault Inc. (GL&V), a listed Canadian group, to acquire the latter's Process Division (GL&V Process) which is among the world's leading providers of separation technology for the metal and minerals industries. The activities acquired in GL&V Process consist of the companies Dorr-Oliver Eimco and Krebs Engineers, which in future will be part of FLSmidth Minerals. Dorr-Oliver Eimco and Krebs Engineers were consolidated as from 10 August 2007.

The total purchase price amounts to CAD 998m (approx. DKK 5.2bn):

	CADm	DKKbn
Acquisition of shares	840	4.3
Net interest-bearing debt	110	0.6
Future liabilities	33	0.2
Costs of transaction	15	0.1
Total purchase price	998	5.2

The purchase of GL&V Process affects cash flow from investments by DK 3.5bn:

	DKKbn
Acquisition of shares	4.3
Cash acquired	-0.9
Costs of transaction	0.1
Effect on cash flow from investments	3.5

With the acquisition of Dorr-Oliver Eimco and Krebs Engineers, FLSmidth has taken a major step in the implementation of its global growth strategy in Minerals. The aim of the strategy is to ensure that the Group's minerals activities obtain the same size and strength as its cement activities. The acquisition therefore entails a reduction of the Group's long-term risk in relation to cyclical markets. FLSmidth Minerals is an expert in pyrotechnology, materials handling, crushing and grinding of minerals, whereas GL&V Process has specialised in the downstream separation processes. So combined, the two companies' products cover all important technologies in a typical mineral processing plant. The joint company will be the global market leader in crushers, mills, hydrocyclones, flotation, sedimentation, materials handling and calcining.

GL&V Process is recognised in the balance sheet as at 30 September 2007 with a goodwill of DKK 3.1bn, other intangible assets of DKK 1.3bn, tangible assets of DKK 0.1bn and financial assets of DKK 0.1bn. The balance sheet items for GL&V Process are consolidated on the basis of a preliminary opening balance sheet as at 10 August 2007 and are therefore based on a preliminary valuation in the consolidated balance sheet as at 30 September 2007.

The Annual Report will include a full presentation of the preliminary opening balance sheet prepared in accordance with IFRS 3. Adjustments up to 12 months from the date of acquisition may occur in the opening balance sheet, the period for which the opening balance sheet is considered preliminary. In the period 10 August 2007- 30 September 2007 a turnover of DKK 417 and earnings before interest and tax (EBIT) of DKK 0m were posted. The results have not given rise to a change in expectations for Dorr-Oliver Eimco and Krebs Engineers, as they are developing according to plan.

The total order intake in Minerals in the first three quarters of 2007 amounted to DKK 6,079m (first three quarters of 2006: DKK 4,227m), a 44% increase compared with the same period last year, of which DKK 533m relates to GL&V Process. In the third quarter of 2007, FLSmidth Minerals has received several major orders from regional and global mining companies in South Africa, India, Chile, Columbia and Brazil.

The strong momentum in Minerals, which covers a wide geographical area, and in all business areas of FLSmidth Minerals, is expected to continue in the medium term.

Orders received for services and spare parts amounted to DKK 1,253m in the first three quarters of 2007, up 59% on the same period last year (first three quarters of 2006: DKK 790m), which, among other things, can be attributed to the acquisition of Excel Foundry & Machine in July 2006.

By the end of the first three quarters of 2007, the order backlog amounted to DKK 8,744m, up 85% since the turn of the year (end of 2006: DKK 4,733m), of which DKK 1,891 relates to GL&V Process.

The turnover in Minerals in the first three quarters of 2007 amounted to DKK 4,098m, up 88% on the same period last year (first three quarters of 2006: DKK 2,178m). The EBIT result amounted to DKK 378m in the first three quarters of 2007 (first three quarters of 2006: DKK 140m), corresponding to an EBIT ratio of 9.2% (first three quarters of 2006: 6.4%). Exclusive of the effect of purchase price allocations, the EBIT ratio was 10.3% in the first three quarters of 2007. The increase in turnover on the same period last year is a result of a larger order backlog at the start of the period combined with a series of acquisitions over the last 1-2 years. The growing earnings from operations reflect higher sales prices, improved order processing, more efficient use of capacity and resulting operational gearing.

Management's review for the first three quarters of 2007



For Minerals, the prospects for 2007 are upgraded to a turnover of around DKK 7bn (previously around DKK 6.7bn) and an EBIT ratio before special non recurring items and amortisation regarding the acquisition of GL&V Process of around 10-11% (previously around 10%). GL&V Process was consolidated as from 10 August 2007 and is included in the above expectations with a turnover of around DKK 1.2bn and an EBIT ratio of 12% before the effect of purchase price allocations and restructuring costs, but DKK 0m after the effect the latter.

Dansk Eternit Holding
In the first three quarters of 2007, Dansk Eternit Holding posted a turnover of DKK 1,071m, up 20% on the same period last year (first three quarters of 2006: DKK 889m). Activity remained high in all markets in the first three quarters of 2007 due to the mild winter and the favourable business climate in the European building and construction industry. All production plants are operating at full capacity, but are not able to cope with demand. Capacity enhancements are on the way at a number of existing production plants.

The EBIT result amounted to DKK 95m in the first three quarters of 2007 (first three quarters of 2006: DKK 74m), corresponding to an EBIT ratio of 8.9% (first three quarters of 2006: 8.3%).

The expectations for 2007 for Dansk Eternit Holding remain a turnover of approximately DKK 1.4bn and an EBIT ratio of approximately 9%.

Other activities, etc.
In the first three quarters of 2007 Densit posted a turnover of DKK 130m (first three quarters of 2006: DKK 107m) and an EBIT result of DKK 14m (first three quarters of 2006: DKK 6m).

The first quarter of 2007 saw a DKK 22m profit from the sale of part of the Eternit site in Aalborg, which amount is recognised in EBIT under Other activities, etc.

Events occurring after the balance sheet date

On 7 November 2007, FLSmidth & Co. announced that the company had signed a contract with LLC "Cement" for the supply of a new complete energy and environmentally optimised greenfield cement plant at St. Petersburg in Russia valued at slightly more than DKK 950m.

On 25 October 2007, FLSmidth & Co. announced that the company had agreed to sell Densit A/S to Illinois Tool Works Inc. (ITW). The sale will take place in an all share deal. The parties have agreed not to disclose the selling price. The sale of Densit will affect FLSmidth's EBIT result positively by around DKK 80m in 2007. Densit's earnings in the first ten months of 2007 will be included in the FLSmidth & Co. A/S consolidated accounts for 2007.

On 18 October FLSmidth & Co. announced that FLSmidth Minerals has been awarded a contract to provide two mobile overburden handling systems to Fortescue Metals Group's iron ore mine in the Pilbara region of Australia. The parties have agreed not to disclose the value of the contract sum. The equipment will be supplied by FLSmidth Minerals' subsidiary FLSmidth RAHCO Inc. After its acquisition of RAHCO at the beginning of 2007, FLSmidth Minerals is capable of handling larger projects than before.

On 8 October 2007, FLSmidth announced that as part of its strategy to reduce the effect of the cyclical element in sales of new cement and mineral plants, the company had taken up long-term operation and maintenance of cement plants. After one year's development of the concept, FLSmidth has signed a contract worth DKK 275m (EUR 37m) for the operation and maintenance of a cement plant in Egypt built by FLSmidth. The customer, Arabian Cement Company (ACC), has entrusted FLSmidth with the day-to-day operation and maintenance of the new cement plant for five years starting from the inauguration in early 2008.

Management's review for the first three quarters of 2007

Prospects for 2007

For the whole of 2007, the company continues to expect favourable market conditions and a high level of activity. The acquision of GL&V Process and the sale of Densit are included in the below expectations for 2007.

FLSmidth & Co. upgrades its expectations for the year's turnover and earnings as follows:

- Consolidated turnover around DKK 20.5bn (previous expectation: DKK 19.5-20bn)
- Earnings before interest and tax, depreciation and amortisation and special non-recurring items (EBITDA) amount to DKK 2.05-2.2bn (previous expectation DKK 1.85-2.0bn)
- Earnings before interest and tax (EBIT) DKK 1.75-1.9bn (previous expectation: DKK 1.55-1.7bn)
- Earnings before tax (EBT) DKK 1.75-1.9bn (previous expectation DKK 1.55-1.7bn)
- Cash flow from operating activities (CFFO) approximately DKK 1,000m (previous expectation DKK 600m)
- Cash flow from investments exclusive of acquisitions approximately DKK 450m (previous expectation approximately DKK 500m)
- In 2007, an effective tax rate of approximately 33% is expected inclusive of adjustment of tax asset, whereas the payable tax is expected to amount to approximately 20%.
- For the individual business areas, the prospects for 2007 are as follows:

Cement	Turnover approx. DKK 12bn (previously DKK 11.5-12bn)	EBIT ratio approx. 8-9% (previously 7-8%)
Minerals	Turnover approx. DKK 7bn (previously approx. DKK 6.7bn)	EBIT ratio 10-11% (before non-recurring items and amortisation regarding GL&V Process) (previously approx. 10%)
DEH	Turnover approx. DKK 1.4bn	EBIT ratio approx. 9%

- The prospects of Cement for 2007 are based on an unchanged market share and a total global market for new cement kiln capacity of 125-150m tonnes per year (exclusive of China).

GL&V Process was consolidated as from 10 August and is included in the above expectations for 2007 as follows:

- Consolidated turnover DKK 1.2bn (FLSmidth Minerals)
- EBIT ratio (before effect of purchase price allocations, etc.) approx. 12%
- Amortisation of intangible assets DKK -30m.
- Special items regarding stocks and order backlog DKK -90m.
- Cost of restructuring DKK -20m.
- Expected EBIT impact DKK 0m (FLSmidth Minerals)
- Financial items DKK -100m (Group level)
- Expected EBT impact DKK -100m (Group level)

Purchase price allocations have been temporarily calculated.

For the whole of 2007 the following proforma accounting figures for GL&V Process are expected:

- Consolidated turnover approximately DKK 3bn
- EBIT ratio (before effect of purchase price allocations, etc.) approx. 12%

Following the acquisition of GL&V Process, annual synergies within a time frame of 2-3 years are expected to be around DKK 200m at EBIT level. They consist partly of cost synergies of around DKK 20m, and partly of expected additional sales of around DKK 1.0bn with an EBIT result of around DKK 180m.

In connection with the release of the annual report for 2006 it was announced that the Group expected an EBIT ratio of 7-8% in 2007 and 2008 depending on the breakdown of turnover into products and business areas. These expectations were based on the market prospects at that time. Since then both the cement and the minerals markets have grown and GL&V has been acquired. The expectations for the EBIT ratio in 2008 will be reconsidered in connection with the release of the Annual Report for 2007.

Incentive plan

As at 30 September 2007, there were a total of 528,702 unexercised options under other share option plans, and the fair value of them was DKK 153m. The fair value is calculated by means of a Black-Scholes model based on a current share price of 556, a volatility of 29.32% and a risk free interest rate of 4.5%. The effect of the plan on the profit and loss account amounted to DKK 7m in the first three quarters of 2007 (first three quarters of 2006: DKK 14m).

Accounting policies

The Interim Report for the first three quarters of 2007 has been presented in accordance with IAS 34 and additional Danish information requirements regarding interim reporting of listed companies. No auditing nor review of the Interim Report has taken place. The accounting policies are unchanged from those adopted in the 2006 Annual Report. Reference is made to page 46 in the 2006 Annual Report for further details. Financial reporting standards and interpretations, that have been decided but are not yet in force, have not been adopted in this Interim Report. None of these standards and interpretations are likely to have any significant impact on the Group's presentation of accounts.

Management's review for the first three quarters of 2007

Estimates by Board and Management

The measurement of a few recognised assets and liabilities, as well as contingent assets and liabilities, derives from estimates by the Board and Management which are based on historical experience and relevant assumptions. Reference is made to page 46 in the 2006 Annual Report for further details regarding the items for which estimates by Board and Management are primarily applicable when presenting the consolidated accounts.

Capital structure

It is the general objective of FLSmidth & Co. to ensure a capital structure where the financial net debt must be 1-3 times EBITDA. Financial net debt is defined as NIBD adjusted for outstanding guarantees.

As at 30 September 2007, the financial net debt was DKK 7,999m (end of 2006: DKK 1,776m), corresponding to 4.0 times EBITDA for the last 12 months (including GL&V Process proforma) (end of 2006: 1.9), which means that, temporarily, the objective for financial gearing has not been fulfilled due to the acquisition of GL&V Process.

Own shares

FLSmidth & Co.'s holding of own shares at 30 September 2007 totalled 836,225 representing 1.6% of the share capital (31 December 2006: 1,062,092).

Financial calendar 2008

28 February 2008:	Annual Report 2007
17 April 2008:	Annual General Meeting
22 May 2008:	Interim report for 1st quarter 2008
21 August 2008:	Interim report for the 1st half of 2008
20 November 2008:	Interim report for the first three quarters of 2008



Statement by the Board and Management on the Interim Report

The Board of Directors and the Management have reviewed and adopted the FLSmidth & Co. Group Interim Report for 1 January 2007 to 30 September 2007. The Interim Report, which is unaudited, is presented in conformity with the International Accounting Standards (IAS 34), as approved by EU, and additional Danish disclosure requirements for interim reports of companies listed on the Stock Exchange.

We consider the accounting policies appropriate in order to give a true and fair view of the Group's assets and liabilities and financial standing as at 30 September 2007 and of the financial results of the Group's activities and cash flows in the period from 1 January 2007 to 30 September 2007.

Copenhagen, 27 November 2007

Corporate Management

Jørgen Huno Rasmussen	Poul Erik Tofte	Bjarne Moltke Hansen	Christian Jepsen
Group CEO	*Group Executive Vice President (CFO)*	*Group Executive Vice President*	*Group Executive Vice President*

Board of Directors

Jørgen Worning	Jens S. Stephensen	Jens Palle Andersen	Torkil Bentzen
Chairman	*Vice Chairman*		
Frank Lund	Jesper Ovesen	Johannes Poulsen	Bo Steffensen
Søren Vinther			

Consolidated profit and loss account

Notes	DKKm	Q3 2007	Q3 2006	Q1-Q3 2007	Q1-Q3 2006
	Net turnover	5,220	3,207	13,488	8,414
	Production costs	4,086	2,589	10,591	6,681
	Gross profit	**1,134**	**618**	**2,897**	**1,733**
	Sales and distribution costs	264	180	700	529
	Administrative costs	279	222	840	670
	Other operating income and costs	17	22	85	59
	Earnings before interest, tax, depreciation, amortisation and special non-recurring items (EBITDA)	**608**	**238**	**1,442**	**593**
	Special non-recurring items	12	7	16	5
	Depreciation and write-downs of tangible assets	43	36	111	98
	Amortisation and write-downs of intangible assets	47	11	71	34
	Earnings before interest and tax (EBIT)	**506**	**184**	**1,244**	**456**
	Financial income	438	46	792	320
	Financial costs	458	22	750	275
	Earnings before tax (EBT)	**486**	**208**	**1,286**	**501**
	Tax for the period	164	62	430	150
	Profit/loss for the period, continuing activities	**322**	**146**	**856**	**351**
	Profit/loss for the period, discontinuing activities	3	11	8	12
	Profit/loss for the period	**325**	**157**	**864**	**363**
	To be distributed as follows:				
	Minority shareholders' share of profit/loss for the period	-	-	-	(5)
	FLSmidth & Co. A/S shareholders' share of profit/loss for the period	325	157	864	368
		325	**157**	**864**	**363**
2	Earnings per share (EPS)				
	Continuing and discontinuing activities	6.2	3.0	16.5	7.0
	Continuing and discontinuing activities, diluted	6.2	3.0	16.4	7.0
	Continuing activities	6.1	2.8	16.4	6.8
	Continuing activities, diluted	6.1	2.8	16.3	6.8

Consolidated cash flow statement

DKKm	Q1-Q3 2007	Q1-Q3 2006
Notes		
Cash flow from operating activities		
Earnings before interest, tax, depreciation, amortisation and special non-recurring items (EBITDA)	1,442	585
Adjustment for profits/losses on sale of fixed assets and exchange rate adjustments, etc.	(86)	(19)
Adjusted earnings before interest, tax, depreciation, amortisation and special non-recurring items (EBITDA)	**1,356**	**566**
Change in provisions	94	56
Change in working capital	(283)	110
Cash flow from operating activities before financial items and tax	**1,167**	**732**
Financial payments received and made	21	30
Corporation taxes paid	(209)	(110)
Cash flow from operating activities	**979**	**652**
Cash flow from investing activities		
Acquisition and disposal of undertakings and activities	(3,720)	(179)
Acquisition of intangible assets	(50)	(19)
Acquisition of tangible assets	(243)	(146)
Acquisition of financial assets	(10)	51
Disposal of intangible and tangible assets	27	(14)
Disposal of financial assets		25
Cash flow from investing activities	**(3,996)**	**(282)**
Cash flow from operating and investing activities, continuing activities	**(3,017)**	**370**
Cash flow from operating and investing activities, discontinuing activities	**83**	**(50)**
Cash flow from operating and investing activities, total	**(2,934)**	**320**
Cash flow from financing activities		
Dividend	(366)	(368)
Capital increase	-	6,161
Acquisition of own shares	(12)	(6,238)
Disposal of own shares	28	51
Changes in other net interest-bearing receivables	1,482	(119)
Cash flow from financing activities	**1,132**	**(513)**
Changes in cash funds	**(1,802)**	**(193)**
Cash funds at 1 January	2,766	2,568
Cash funds at 30 September	964	2,375

The cash flow statement cannot be derived from the published financial information only.

Assets

DKKm	End of Q3 2007	End of 2006
Notes		
Goodwill	3,367	131
Other intangible assets	2,239	178
Intangible assets	**5,606**	**309**
Land and buildings	731	605
Plant and machinery	454	395
Operating equipment, fixtures and fittings	184	114
Tangible assets in course of construction	65	105
Tangible assets	**1,434**	**1,219**
Investments in associated undertakings	6	7
Other securities and investments	67	47
Other financial assets	7	9
Pension assets	18	2
Deferred tax assets	688	762
Financial assets	**786**	**827**
Total long-term assets	**7,826**	**2,355**
Stocks	**1,291**	**832**
Trade debtors	4,135	3,087
Work-in-progress for third parties	3,692	2,338
Amounts owed by associated undertakings	-	3
Other debtors	614	338
Prepayments	127	34
Debtors	**8,568**	**5,800**
Bonds and listed shares	249	366
Securities	**249**	**366**
Cash funds	**964**	**2,766**
Total short-term assets	**11,072**	**9,764**
Assets held for sale	**11**	**132**
TOTAL ASSETS	**18,909**	**12,251**

Equity and liabilities

DKKm	End of Q3 2007	End of 2006
Notes		
Share capital	1,064	1,064
Exchange rate adjustments regarding translation of investments	(114)	(85)
Exchange rate adjustments regarding hedging transactions	119	(2)
Retained earnings	2,736	1,839
Proposed dividend	-	372
FLSmidth & Co. A/S shareholders' share of equity	**3,805**	**3,188**
Minority interests' share of equity	**9**	**4**
Total equity	**3,814**	**3,192**
Deferred tax liabilities	636	28
Pension liabilities	266	97
Other provisions	1,237	808
Mortgage debt	177	149
Currency loans, lease commitments and bank loans	12	12
Prepayments from customers	1,276	616
Long-term liabilities	**3,604**	**1,710**
Mortgage debt	31	50
Currency loans, lease commitments and bank loans	2,874	82
Prepayments from customers	2,486	2,194
Work-in-progress for third parties	2,183	1,586
Trade creditors	2,235	1,859
Corporation tax payable	223	129
Other liabilities	927	676
Other provisions	459	656
Deferred income	73	112
Short-term liabilities	**11,491**	**7,344**
Total liabilities	**15,095**	**9,054**
Liabilities regarding assets held for sale	**-**	**5**
TOTAL EQUITY AND LIABILITIES	**18,909**	**12,251**

Consolidated equity

DKKm	Share capital	Exchange rate adjustments re translation of investments	Exchange rate adjustments re hedging transactions	Retained earnings etc.	Proposed dividend	FLSmidth & Co. A/S share-holders' share	Minority shareholders' share	Total
Equity at 1 January 2006	1,064	(122)	117	1,213	372	2,644	4	2,648
Total income for the period	-	(74)	15	351	-	292	(5)	287
Capital increase due to exchange of shares	477			5,684		6,161		6,161
Dividend paid					(368)	(368)		(368)
Dividend, own shares				4	(4)	-		-
Share-based payment, share options				5		5		5
Disposal of own shares				51		51		51
Acquisition of own shares				(6,238)		(6,238)		(6,238)
Additions and disposals of minority interests						-	8	8
Transfer between reserves		127	(127)			-		-
Equity at 30 September 2006	1,541	(69)	5	1,070	-	2,547	7	2,554
Equity at 1 January 2007	1,064	(85)	(2)	1,839	372	3,188	4	3,192
Total income for the period	-	(29)	121	866	-	958	-	958
Dividend paid					(366)	(366)		(366)
Dividend, own shares				6	(6)	-		-
Share-based payment, share options				9		9		9
Disposal of own shares				28		28		28
Acquisition of own shares				(12)		(12)		(12)
Additions and disposals of minority interests						-	5	5
Equity at 30 September 2007	1,064	(114)	119	2,736	-	3,805	9	3,814

Share capital movements:	No. of shares
Share capital at 1 Jan. 2007 (acc. to 2006 Annual Report)	53,200,000
Share capital at 30 September 2007	53,200,000

The nominal value of each share is DKK 20 and each share constitutes one vote.

Own shares:		No. of shares
Own shares at 1 January 2007 (acc. to 2006 Annual Report)		1,062,092
Acquisitions		26,272
Share options exercised		(247,729)
Employee shares in connection with the 125th anniversary	(107,900)	
- set aside in the Annual Report for 2006	103,490	(4,410)
Own shares at 30 September 2007		836,225

Corresponding to 1.58% of the share capital.

DKKm	Share capital	Exchange rate adjustments re translation of investments	Exchange rate adjust-ments re hedging transactions	Retained earnings etc.	Proposed dividend	FLSmidth & Co. A/S share-holders' share	Minority shareholders' share	Total
Total income for the period is specified as follows:								
Exchange rate adjustments regarding translation of investments		(74)				(74)		(74)
Transferrred to profit and loss account re hedging of future transactions			15			15		15
Recognised actuarial gains and losses on benefit-based pension plans				(15)		(15)		(15)
Other equity adjustments				(2)		(2)		(2)
Recognised directly in the equity	-	(74)	15	(17)	-	(76)	-	(76)
Profit/loss for the period				368		368	(5)	363
Total income for the period 30 September 2006	-	(74)	15	351	-	292	(5)	287
Exchange rate adjustments regarding translation of investments		(29)				(29)		(29)
Transferred to profit and loss account re hedging of future transactions			121			121		121
Recognised actuarial gains and losses on benefit-based pension plans						-		-
Other equity adjustments				2		2		2
Recognised directly in the equity	-	(29)	121	2	-	94		94
Profit/loss for the period				864		864		864
Total income for the period 30 September 2007	-	(29)	121	866	-	958	-	958

List of notes and notes to the appendices of the Interim Report

1. Profit and loss account classified by function

It is Group policy to draw up the profit and loss account based on an adapted classification of the costs by function in order to show the 'Earnings before interest, tax, depreciation and amortisation (EBITDA). Depreciation and write-downs on tangible assets and amortisation and write-downs on intangible assets are thus separated from the relevant functions and presented on separate lines. The profit and loss account classified by function with distribution of depreciation, amortisation and write-downs appears from the following:

DKKm	Q3 2007	Q3 2006	Q1-Q3 2007	Q1-Q3 2006
Net turnover	5,220	3,207	13,488	8,414
Production costs	4,139	2,614	10,686	6,746
Gross profit	**1,081**	**593**	**2,802**	**1,668**
Sales and distribution costs	266	181	704	532
Administrative costs	314	243	923	734
Other operating income and costs	17	22	85	59
Special non-recurring items	12	7	16	5
Earnings before interest and tax (EBIT)	**506**	**184**	**1,244**	**456**
Financial income	438	46	792	320
Financial costs	458	22	750	275
Earnings before tax (EBT)	**486**	**208**	**1,286**	**501**
Tax for the period	164	62	430	150
Profit/loss for the period, continuing activities	**322**	**146**	**856**	**351**
Profit/loss for the period, discontinuing activities	3	11	8	12
Profit/loss for the period	**325**	**157**	**864**	**363**

2. Earnings per share (EPS)

DKKm	Q3 2007	Q3 2006	Q1-Q3 2007	Q1-Q3 2006
Earnings				
FLSmidth & Co. A/S shareholders' share of profit/loss for the period	325	157	864	368
FLSmidth & Co. Group profit/loss from discontinuing activities	3	11	8	12
Number of shares, average				
Number of shares issued	53,200,000	77,056,185	53,200,000	65,126,524
Adjustment for own shares	(834,790)	(24,483,908)	(880,493)	(12,780,303)
Potential increase of shares in circulation, in-the-money options (element of gain)	289,546	231,413	296,334	385,504
	52,654,756	52,803,690	52,615,841	52,731,725
Earnings per share				
• Continuing and discontinuing activities per share, DKK	6.2	3.0	16.5	7.0
• Continuing and discontinuing activities, diluted, per share, DKK	6.2	3.0	16.4	7.0
• Continuing activities per share, DKK	6.1	2.8	16,4	6.8
• Continuing activities, diluted, per share, DKK	6.1	2.8	16.3	6.8

Non-diluted earnings per share from discontinuing activities amount to DKK 0.1.

3. Contingent assets and liabilities

Contingent liabilities at 30 September 2007 amount to DKK 6.2bn (end of 2006 DKK 4.7bn), including performance and payment guarantees amounting to DKK 5.9bn (end of 2006 DKK 4.6bn). Reference is made to note 28 in the 2006 Annual Report for a general description of the nature of the Group's contingent liabilities.

4. Breakdown of the Group by segments, continuing activities

DKKm	Q1-Q3 2007					Q1-Q3 2006				
	Cement	Minerals	Dansk Eternit Holding	Other activities etc. 1)	Continuing activities total	Cement	Minerals	Dansk Eternit Holding	Other activities etc. 1)	Continuing activities total
PROFIT AND LOSS ACCOUNT										
Net turnover	8,361	4,098	1,071	(42)	13,488	5,246	2,178	889	101	8,414
Production costs	6,749	3,256	701	(115)	10,591	4,241	1,807	581	52	6,681
Gross profit	1,612	842	370	73	2,897	1,005	371	308	49	1,733
Sales, distr., admin. and other operating items	796	394	238	27	1,455	678	214	198	50	1,140
Earnings before interest, tax, depr., amort. and special non-recurring items (EBITDA)	816	448	132	46	1,442	327	157	110	(1)	593
Special non-recurring items	-	9	-	7	16	6	-	-	(1)	5
Depreciation and write-downs of tangible assets	46	24	36	5	111	43	13	35	7	98
Amortisation and write-downs of intangible assets	32	37	1	1	71	28	4	1	1	34
Earnings before interest and tax (EBIT)	738	378	95	33	1,244	250	140	74	(8)	456
Net financial income and costs	31	89	(6)	(72)	42	61	2	(9)	(9)	45
Earnings before tax (EBT)	769	467	89	(39)	1,286	311	142	65	(17)	501
Tax for the period	254	168	16	(8)	430	93	43	20	(6)	150
Profit/loss for the period	515	299	73	(31)	856	218	99	45	(11)	351
ORDER INTAKE	11,474	6,079	-	(220)	17,333	10,441	4,227	-	-	14,668
ORDER BACKLOG	16,942	8,744	-	(746)	24,940	13,900	4,208	-	-	18,108
CASH FLOW										
Cash flow from operating activities	853	178	64	(116)	979	235	358	38	21	652
Acquisition and disposal of undertakings and activities	-	(3,720)	-	-	(3,720)	-	(181)	-	2	(179)
Acquisition of tangible assets	(133)	(46)	(58)	(7)	(244)	(83)	(18)	(37)	(8)	(146)
Other investment, net	(34)	(4)	-	6	(32)	33	8	2	-	43
Cash flow from investing activities	(167)	(3,770)	(58)	(1)	(3,996)	(50)	(191)	(35)	(6)	(282)
Cash flow from operating and investing activities	686	(3,592)	6	(117)	(3,017)	185	167	3	15	370
WORKING CAPITAL	(776)	740	238	75	277	(378)	67	240	(46)	(117)
NET INTEREST-BEARING RECEIVABLES/(DEBT)	1,354	(1,924)	(68)	(1,472)	(2,110)	2,454	246	10	(311)	2,399
BALANCE SHEET										
Intangible assets	153	5,341	51	61	5,606	137	123	31	4	295
Tangible assets	564	309	394	167	1,434	516	184	346	194	1,240
Financial assets	1,247	120	40	(621)	786	371	45	69	4	489
Short-term assets	8,551	6,289	840	(4,608)	11,072	7,269	1,699	752	(852)	8,868
Assets held for sale	11	-	-	-	11	-	-	-	-	-
Total assets	10,526	12,059	1,325	(5,001)	18,909	8,293	2,051	1,198	(650)	10,892
Consolidated equity	2,311	2,920	235	(1,652)	3,814	2,053	526	263	(288)	2,554
Liabilities	8,215	9,139	1,090	(3,349)	15,095	6,240	1,525	935	(362)	8,338
Liabilities regarding assets held for sale	-	-	-	-	-	-	-	-	-	-
Total equity and liabilities	10,526	12,059	1,325	(5,001)	18,909	8,293	2,051	1,198	(650)	10,892
FINANCIAL RATIOS										
Contribution ratio	19.3%	20.5%	34.5%	N/A	21.5%	19.2%	17.0%	34.6%	N/A	20.6%
EBITDA ratio	9.8%	10.9%	12.3%	N/A	10.7%	6.2%	7.2%	12.4%	N/A	7.0%
EBIT ratio	8.8%	9.2%	8.9%	N/A	9.2%	4.8%	6.4%	8.3%	N/A	5.4%
EBT ratio	9.2%	11.4%	8.3%	N/A	9.5%	5.9%	6.5%	7.3%	N/A	6.0%
RETURN ON CAPITAL EMPLOYED (ROCE) 2)										
Adjusted net operating profit after tax (NOPAT)	676	377	98	472	1,623	113	110	52	35	310
Average capital employed	155	3,057	303	88	3,603	(41)	298	242	(23)	476
Return on capital employed (ROCE) (annualised)	582%	16%	43%	N/A	60%	N/A	49%	29%	N/A	87%
Number of employees at end of period	4,771	3,100	1,059	79	9,009	4,114	1,475	886	71	6,546

1) Other companies, etc. consist of Densit, companies with no activities, real estate companies, eliminations and the parent company.

2) ROCE is annualised. Average capital employed in Cement is negative due to the negative working capital, see above.

5. Quarterly financial highlights of the Group and main figures and financial ratios by segment

	2005	2006				2007		
DKKm	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
PROFIT AND LOSS ACCOUNT								
Net turnover	3,147	2,307	2,900	3,207	3,897	3,764	4,504	5,220
Gross profit	525	502	613	618	869	785	978	1,134
Earnings before interest, tax, depreciation, amortisation and special non-recurring items (EBITDA)	169	149	206	238	373	354	480	608
Earnings before interest and tax (EBIT)	126	108	162	184	321	305	433	506
Earnings before tax (EBT)	123	115	178	208	423	319	481	486
Tax for the period	(76)	35	53	62	(333)	96	170	164
Profit/loss for the period, continuing activities	**199**	**80**	**125**	**146**	**756**	**223**	**311**	**322**
Profit/loss for the period, discontinuing activities	(21)	1	0	11	13	(5)	10	3
Profit/loss for the period	**178**	**81**	**125**	**157**	**769**	**218**	**321**	**325**
Contribution ratio	16.7%	21.8%	21.1%	19.3%	22.3%	20.9%	21.7%	21.7%
EBITDA ratio	5.4%	6.5%	7.1%	7.4%	9.6%	9.4%	10.7%	11.6%
EBIT ratio	4.0%	4.7%	5.6%	5.7%	8.1%	8.1%	9.6%	9.7%
CASH FLOW								
Cash flow from operating activities	958	299	(29)	387	717	223	262	494
Cash flow from investing activities	131	(46)	(35)	(201)	(115)	(102)	(181)	(3.713)
SEGMENT INFORMATION								
Cement								
Net turnover	2,045	1,459	1,828	1,959	2,437	2,540	2,829	2,992
EBITDA	58	107	119	94	214	214	299	303
EBIT	33	85	92	72	188	190	277	271
Contribution ratio	13.5%	21.4%	20.0%	16.7%	21.0%	18.6%	20.9%	18.3%
EBITDA ratio	2.8%	7.3%	6.5%	4.8%	8.8%	8.4%	10.6%	10.1%
EBIT ratio	1.6%	5.8%	5.0%	3.7%	7.7%	7.5%	9.8%	9.1%
Minerals								
Net turnover	798	590	720	868	1,098	936	1,287	1,875
EBITDA	63	30	52	83	133	84	142	222
EBIT	59	25	49	66	118	76	132	170
Contribution ratio	16.8%	16.6%	16.0%	18.0%	21.3%	18.9%	19.0%	22.5%
EBITDA ratio	7.9%	5.1%	7.2%	9.6%	12.1%	9.0%	11.0%	11.8%
EBIT ratio	7.4%	4.2%	6.8%	7.6%	10.7%	8.1%	10.3%	9.1%
Dansk Eternit Holding								
Net turnover	262	236	312	341	327	338	366	367
EBITDA	21	23	43	44	18	37	41	54
EBIT	9	11	31	32	7	25	28	42
Contribution ratio	34.4%	35.2%	36.0%	33.0%	31.8%	34.3%	32.8%	36.5%
EBITDA ratio	8.0%	9.7%	13.8%	12.9%	5.5%	10.9%	11.2%	14.7%
EBIT ratio	3.4%	4.7%	9.9%	9.4%	2.1%	7.4%	7.7%	11.4%

FLSmidth & Co. A/S
Vigerslev Alle 77
DK-2500 Valby
Denmark
Tel: +45 36 18 18 00
Fax: +45 36 44 11 46
corppr@flsmidth.com
www.flsmidth.com
CVR No. 58180912

FLSmidth Cement
Vigerslev Alle 77
DK-2500 Valby
Denmark
Tel: +45 36 18 10 00
Fax: +45 36 30 18 20
info@flsmidth.com
www.flsmidth.com

FLSmidth Minerals
3235 Schoenersville Road
Bethlehem, PA18017-2103
USA
Tel: +1 610 264 6900
Fax: +1 610 264 6996
www.ffeminerals.com

Dansk Eternit Holding
Sohngårdsholmsvej 2
9000 Aalborg
Denmark
Tel: +45 99 37 22 22
Fax +45 99 37 23 22
info@deh.dk
www.deh.dk

The Interim Report by FLSmidth & Co. A/S is an English translation of the original Report in Danish which was adopted by the Board of Directors of FLSmidth & Co. A/S. Whereas all possible care has been taken to ensure a true and faithful translation into English, differences between the English and Danish versions may exist in which case the original Danish version shall prevail.

125 FLSMIDTH

DP&W PRINTING SYSTEM 6.3

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DELIVER TO: Victoria E. Cumings

REQUEST ID: 78

DATE SUBMITTED: Mon Apr 7 12:14:43 2008

DATE PRINTED: Mon Apr 7 12:14:43 BST 2008

INSTRUCTIONS: NONE



Interim Report for FLSmidth & Co. A/S 1 January - 31 March 2007

Message to the Copenhagen Stock Exchange No. 13-2007, 30 May 2007

The Board of Directors of FLSmidth & Co. A/S has today reviewed and approved the Interim Report for 1 January to 31 March. The Interim Report is presented in accordance with International Financial Reporting Standards, which are approved by EU and additional Danish information requirements regarding interim reporting of listed companies. The Interim Report is unaudited.

Date: 30.05.2007

The Interim Report is accessible at FLSmidth's website:

http://www.flsmidth.com/flsmidth/english/investor/reports/default.asp

The main conclusions of the Interim Report are:

Developments in the first quarter of 2007

- The order intake amounted to DKK 4,192m in the first quarter of 2007 (first quarter of 2006: DKK 4,534m).
- The order backlog amounted to DKK 18,854m by the end of the first quarter 2007 (end of 2006: DKK 18,264m)
- The turnover rose 63% to DKK 3,764m in the first quarter of 2007, up from DKK 2,307m in the same period of the year before.
- Earnings before interest and tax (EBIT) rose 186% to DKK 309m in the first quarter of 2007, up from DKK 108m in the same period of the year before.
- Earnings before tax (EBT) rose 177% to DKK 319m in the first quarter of 2007, up from DKK 115m in the same period of the year before.
- Cash flow from operating activities (continuing activities) amounted to DKK 223 m in the first quarter of 2007 as against DKK 299m in the same period of the year before.

Prospects for 2007

The expectations for the cement market in 2007 are upgraded to around 100m tonnes per year new contracted cement kiln capacity worldwide (exclusive of China) from the previous expectation of 80-90m tonnes per year.

FLSmidth & Co. upgrades its expectations for the year's turnover and earnings as follows:

- Consolidated turnover DKK 17-19bn (previous expectation 16-18.5bn)
- Earnings before interest and tax (EBIT) DKK 1.2-1.35bn (previous expectation 1.1-1.3bn)
- Earnings before tax (EBT) DKK 1.3-1.45bn (previous expectation 1.2-1.4bn). The acquisition of GL&V Process is not included in the above figures.

FLSmidth's interactive electronic interim report

Via the website both figures and tables can be downloaded in Excel spreadsheet and via the seach engine it is possible to make a global search in the accounts for both figures and text.

Direct link: http://annualreport.fls.com/2007_q1

A telephone conference regarding the Interim Report will be held today at 15:00 hours. For further details, please visit www.flsmidth.com

FLSmidth & Co. A/S
Corporate Public Relations

FLSmidth & Co. A/S

Corporate Public Relations
Vigerslev Allé 77 - DK-2500 Valby - Copenhagen - Denmark
Tel +45 36 18 10 00 · Fax +45 36 44 18 30 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. 58180912

125 FLSMIDTH

Announcement No.	Our ref.	Date	Page
26 - 2007	PLR/MBO	7 November 2007	1/2

The Danish Financial Supervisory Authority
Gl. Kongevej 74 A
1850 Frederiksberg C

Company announcement No. 26-2007:

New order confirms FLSmidth strategy in the Russian market

FLSmidth has signed a contract to supply a complete energy and environmentally optimised greenfield cement plant in Russia. Valued at slightly more than 950m Danish kroner (approximately 125m euro), the contract has been signed with LLC "Cement", a new cement producer in the Russian market.

The plant will have a capacity of 5000 tonnes per day, corresponding to approximately 1.8m tonnes per year, and is to be built near the town of Slantsy, about 200 km west of St. Petersburg.

The contract includes two EV crushers, FLSmidth MVT raw material stores, an ATOX raw mill, two CF silos, a complete ILC 3-support kiln including a 4-stage preheater, an SF Cross-Bar cooler, two UMS cement mills complete with FLSmidth MAAG gears as well as FLSmidth Ventomatic packing equipment.

In addition FLSmidth Airtech is to supply fabric filters and FLSmidth Automation a complete QCX/Robolab quality control system and an ECS process control system. The contract also includes a complete electrical equipment package. Transport of the equipment to the plant site and training of the staff are also part of the contract.

The equipment to be installed at the plant is based on FLSmidth's cutting-edge technology and is optimised for environmental protection. The plant will therefore meet not only Russian but also European environmental standards. Besides, the plant is environmentally and energy-optimised for the raw materials and fuel types to be used in production.

LLC "Cement" is a member of the LSR Group, one of Russia's leading real estate companies and suppliers of building materials.

"The order confirms our strategy for the Russian market. The Russian customers wish to secure the future of their plants by using modern cutting-edge technology and environmentally optimised solutions, which makes us an obvious partner. Our St. Petersburg and Moscow offices provide a strong basis for maintaining our strategy and continuing to grow in the expanding Russian market," Group CEO Jørgen Huno Rasmussen comments.

The order will contribute beneficially to FLSmidth's earnings until the plant is commissioned in mid 2010.

Please address any questions regarding this announcement to Group Chief Executive Officer Jørgen Huno Rasmussen, FLSmidth & Co. A/S at +45 36 18 10 00.

For further information about FLSmidth, please visit www.flsmidth.com.

Yours faithfully

Torben Seemann Hansen
Corporate Public Relations

FLSmidth & Co. A/S
Corporate Public Relations
Vigerslev Allé 77 · DK-2500 Valby · Copenhagen · Denmark
Tel +45 36 18 10 00 · Fax +45 36 44 18 30 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. DK 58180912



Message No.	Our ref.	Date	Page
25 - 2007	JeBL	2 November 2007	1/1

Finanstilsynet
Gl. Kongevej 74 A
DK-1850 Frederiksberg C

Company Announcement No. 25-2007:

Announcement of shareholding in FLSmidth & Co. A/S

Pursuant to Section 29 of the Securities Trading Act, FLSmidth hereby announces that Nordea 1 – European Value Fund Sicav and Nordea 1 – Global Value Fund Sicav, has informed FLSmidth that their holding of FLSmidth & Co. A/S shares now totals 2,525,585, which corresponds to 4.74% of the total nominal share capital in FLSmidth & Co. A/S.

Yours faithfully

Torben Seemann Hansen
Corporate Public Relations

FLSmidth & Co. A/S
Corporate Public Relations
Vigerslev Allé 77 · DK-2500 Valby · Copenhagen · Denmark
Tel +45 36 18 10 00 · Fax +45 36 44 18 30 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. DK 58180912

125 FLSMIDTH

Message No.	Our ref.	Date	Page
24 - 2007	JeBL/BiB	25. oktober 2007	1/1

The Danish Financial Supervisory Authority
Gl. Kongevej 74 A
1850 Frederiksberg C

Company announcement No. 24-2007:

FLSmidth sells Densit A/S to Illinois Tool Works Inc.

FLSmidth has agreed to sell Densit A/S to Illinois Tool Works Inc. (ITW). The sale will take place in an all-share deal. The parties have agreed not to disclose the selling price.

The sale marks the final stages of the Group's ongoing focusing on Cement and Minerals, which has taken place since 2002 - Densit being one of the Group's final remaining non-core activities.

The FLSmidth Group formed Densit A/S as an independent company in 1983. Densit employs 68 people, and its turnover in 2006 amounted to DKK 144m (EUR 19m) with earnings before interest and tax (EBIT) being DKK 9m.
Densit produces cement-based special-purpose materials used in the security industry, for wear protection, for industrial flooring and for reinforcement of offshore drilling rigs and offshore wind turbine foundations. The company also produces wear-resistant components, notably for the cement and power generating industries.

ITW, the buyer, designs and produces engineered fasteners and components, equipment and consumables as well as specialty products for customers worldwide. ITW's history goes back more than a hundred years, and today it has more than 750 business units in 49 countries - including a number of companies in Denmark. In 2006, ITW posted a turnover of USD 14bn and employed some 55,000 people worldwide.
Densit's day-to-day management is pleased with the choice of buyer and looks forward to benefiting from the new owner's strong network in Densit's markets.

The sale of Densit will be positively reflected in FLSmidth's projected earnings (EBIT) for 2007 at an amount of DKK 80m. Densit's earnings from 1 January to 31 October 2007 will be included in the FLSmidth & Co. A/S consolidated accounts for 2007. As a consequence of the sale, the Group upgrades its expectations for the year's EBIT and EBT results from formerly DKK 1.45-1.6bn to now DKK 1.55-1.7bn.

Please address any questions regarding this announcement to Group Executive Vice President Bjarne Moltke Hansen, FLSmidth & Co. A/S at +45 36 18 10 00.

For further information about FLSmidth, please visit www.flsmidth.com.

Yours faithfully

Torben Seemann Hansen
Corporate Public Relations

FLSmidth & Co. A/S

Corporate Public Relations
Vigerslev Allé 77 - DK-2500 Valby – Copenhagen – Denmark
Tel +45 36 18 10 00 · Fax +45 36 44 18 30 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. 58180912



Announcement No.	Our ref.	Date	Page
23 - 2007	JeBL/PLR	17 October 2007	1/1

Danish Financial Supervisory Authority
Gl. Kongevej 74 A
1850 Frederiksberg C

Company announcement No. 23-2007:

FLSmidth Minerals wins multible orders in materials handling

FLSmidth Minerals has been awarded a contract to provide two mobile overburden handling systems to Fortescue Metals Group (FMG) for their iron ore mine in the Pilbara region in the north of Western Australia. FMG is an Australian company listed on the Australian stock exchange. The parties have agreed not to disclose the value of the contract.

The equipment will be supplied by FLSmidth Minerals' subsidiary FLSmidth RAHCO Inc. After RAHCO's acquisition by FLSmidth Minerals in the beginning of 2007 (cf. Stock Exchange Message no. 7- 2007), the company is now capable of handling much larger projects than before. As such, the Fortescue order is about three times RAHCO's total sales in 2006.

The two mobile overburden handling systems are automated materials handling systems for the removal of overburden in the mining operation up to 16,000 metric tonnes per hour.

Installation of the first system will begin in July 2008 with start-up by the end of 2008. The second system will follow four months later.

Including this order FLSmidth Minerals has been awarded over USD 200m in materials handling equipment over the past three months by global mining companies, including South Africa's Anglo Coal, Chilean Centenario Copper and Brazilian Companhia Vale do Rio Doce (CVRD).

The orders result from synergies between the recently acquired materials handling companies within the FLSmidth Group combined with the Group's position as one of the global leaders in large capacity material handling systems for the mining industry.

"FLSmidth Minerals today has the ability to reduce the operating costs of the mining companies through the unique combination of our long history of engineering expertise in minerals crushing technology and the acquired leading materials handling technologies in MVT, Koch and RAHCO," Group Chief Executive Officer Jørgen Huno Rasmussen comments.

The orders will contribute positively to FLSmidth's earnings until all the equipment has been commissioned in the first half of 2009.

Please address any questions regarding this announcement to Group Chief Executive Officer Jørgen Huno Rasmussen, FLSmidth & Co. A/S, at +45 36 18 10 00.

For more information about FLSmidth, please visit www.flsmidth.com.

Yours faithfully,
Torben Seemann Hansen
Corporate Public Relations

FLSmidth & Co. A/S

Corporate Public Relations
Vigerslev Allé 77 - DK-2500 Valby - Copenhagen - Denmark
Tel +45 36 18 10 00 · Fax +45 36 44 18 30 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. 58180912

125 FLSMIDTH

Announcement No.	Our ref.	Date	Page
22 - 2007	JeBL/MBo	8 October 2007	1/2

Danish Financial Supervisory Authority
Gl. Kongevej 74 A
1850 Frederiksberg C

Company announcement No. 22-2007:

FLSmidth signs innovative contract to operate and maintain cement plant

FLSmidth has – as part of its strategy to reduce the effect of the cyclical element in sales of new cement and minerals plants - taken up long-term operation and maintenance of cement plants.

After one year's development of the concept, FLSmidth has now signed an innovative O&M-contract worth DKK 275m (EUR 37m) for the operation and maintenance of a cement plant in Egypt built by FLSmidth.

The customer, Arabian Cement Company (ACC) has entrusted FLSmidth with the day-to-day operation and maintenance of the new cement plant for five years starting from the inauguration in early 2008.

The contract entails that FLSmidth will be responsible for recruitment, instruction and further training of some 150 local staff who will be in charge of operating and maintaining the plant. Under the contract FLSmidth will also be responsible for maintaining a stock of spare parts that will guarantee maximum operational stability. The aim is also to ensure a high level of production efficiency through continuous upgrading of the production process and ongoing training of the staff.

FLSmidth is the only supplier of cement plants in the world to offer total package solutions comprising highly qualified staff and optimised utilisation and maintenance of production plants. FLSmidth has experience in operation and maintenance contracts from the Group's Minerals activities which for several years have undertaken similar contracts. It should be noted that neither in its Minerals business nor in its Cement business do the O&M contracts involve ownership in the plants for FLSmidth.

"With the signing of this contract, FLSmidth's relationship with ACC has shown the way for a new form of ongoing partnership which we expect to have a positive influence on the future development of our business and the cement industry as a whole," Group CEO Jørgen Huno Rasmussen says.

FLSmidth's ambition is to continue to refine the "Operation & Maintenance" (O&M) concept so that it becomes the preferred solution in the industry, alongside the traditional supply contracts.

The order will contribute beneficially to FLSmidth's earnings until the contract expires in early 2013.

Please address any questions regarding this announcement to Group Chief Executive Officer Jørgen Huno Rasmussen, FLSmidth & Co. A/S at +45 3618 1800.

For further information about FLSmidth, please visit www.flsmidth.com.

Yours faithfully

Torben Seemann Hansen
Corporate Public Relations

FLSmidth & Co. A/S
Corporate Public Relations
Vigerslev Allé 77 · DK-2500 Valby · Copenhagen · Denmark
Tel +45 36 18 10 00 · Fax +45 36 44 18 30 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. DK 58180912

125 FLSMIDTH

Message No.	Our ref.	Date	Page
21 - 2007	PLR	20 September 2007	1/2

Finanstilsynet
Gl. Kongevej 74 A
DK-1850 Frederiksberg C

Company Announcement No. 21-2007:

FLSmidth breakthrough in Russia

FLSmidth has signed a contract worth approximately DDK 1.2bn (165m euro) with Russia's leading cement producer Eurocement Group for its first modern production line.

FLSmidth is to supply machinery and equipment for a new energy optimised cement production line based on state-of-the-art environmentally friendly equipment. The new line with a capacity of 6,000 tonnes per day will replace the existing line at Eurocement's plant near Podgorensky in the Voronesh district, 600 kilometres southeast of Moscow.

The contract comprises a complete production line including a crushing plant, raw materiale stores, two hammer dryer crushers, raw meal silos, a complete ILC three-support kiln with two string preheater and SF Cross-Bar cooler, two UMS cement mills with gears from FLSmidth MAAG Gear and four cement silos as well as a complete electrical equipment package. Training of the plant's personnel is also included in the contract, but local construction work is not.

In addition, a number of FLSmidth's product companies will contribute with technology, including storage equipment from FLSmidth MVT, dosing equipment from FLSmidth Pfister, a control system from FLSmidth Automation and filters from FLSmidth Airtech. FLSmidth Ventomatic will supply one packing line as well as equipment for bulk loading onto trucks and rail cars.

Eurocement produces with its existing 13 plants one third of Russia's total cement production. Eurocement also has two cement plants in the Ukraine and one in Uzbekistan.

"This contract is strategically very important to FLSmidth, as it first of all has been made with the largest cement producer on the Russian market; a market where we expect growing activity in the coming years. Russia's GDP rose some 6 to 7 percent in 2006, and this has lead to increased cement consumption. This increase in consumption combined with a pressing need for modernisation of the older production facilities makes the Russian cement market very promising," comments Mr Jørgen Huno Rasmussen, Group CEO.

The order will contribute positively to FLSmidth's earnings until the cement production line is commissioned during the first half of 2010.

Please address any questions regarding this announcement to Group Chief Executive Officer
Jørgen Huno Rasmussen, FLSmidth & Co. A/S, at +45 36 18 10 00.

For more information about FLSmidth, please visit www.flsmidth.com.

Yours faithfully

Torben Seemann Hansen
Corporate Public Relations

FLSmidth & Co. A/S
Vigerslev Allé 77 · DK-2500 Valby · Copenhagen · Denmark
Tel +45 36 18 18 00 · Fax +45 36 44 11 46 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. DK 58 18 09 12

FLSMIDTH

Board of Directors

Your ref.	Your letter of	Our ref.	Date	Page
			10 September 2007	1/1

To the Copenhagen Stock Exchange

Transactions made by persons obliged to report to the CSE. Report No. 1/2007

The following changes have taken place in the shareholding of FLSmidth & Co. A/S shares of the person mentioned below who, under the Danish Securities Trading Act is obliged to report such changes.

Name	Bente Kobberø Worning
Reason	Spouse § 28a,4,1
Issuer	FLSmidth & Co. A/S
ID Code	DK0010234467
Designation	Shares
Nature of Transaction	Purchase
Trade Date	05 September 2007
Market	Copenhagen Stock Exchange
Number	75
Market price (DKK)	38,475.00

Yours faithfully,

Lene Valskov

Tel. +45 36 18 18 28



Interim Report for FLSmidth & Co. A/S 1 January - 30 June 2007

Company Announcement no. 20-2007, 22 August 2007

The Board of Directors and the Corporate Management of FLSmidth & Co. A/S has today reviewed and approved the Interim Report for 1 January to 30 June. The Interim Report for the first half of 2007 has been presented in accordance with IAS 34 and additional Danish information requirements regarding interim reporting of listed companies. No review nor auditing of the interim report has taken place.

Date: 22.08.2007

The Interim Report is accessible at FLSmidth's website:

http://www.flsmidth.com/flsmidth/english/investor/reports/default.asp?lang=English

The main conclusions of the Interim Report are:

Developments in the first half of 2007
- The order backlog has increased by 15% to DKK 21,055m since the turn of the year (end of 2006: DKK 18,264m)
- The order intake amounted to DKK 10,253m in the first half of 2007, down from DKK 11,279m in the same period of the year before
- The turnover rose 59% to DKK 8,268m in the first half of 2007, up from DKK 5,207m in the same period of the year before
- Earnings before interest and tax (EBIT) rose 175% to DKK 742m in the first half of 2007, up from DKK 270m in the same period of the year before, corresponding to an EBIT ratio of 9.0% (first half of 2006: 5.2%)
- Earnings before tax (EBT) rose 173% to DKK 800m in the first half of 2007, up from DKK 293m in the same period of the year before
- Cash flow from operating activities (continuing activities) amounted to DKK 485m in the first half of 2007 as against DKK 272m in the same period of the year before.

Events occurring after the balance sheet date
As announced on 10 August 2007, FLSmidth & Co. has signed a final agreement with the Board of Groupe Laperrière & Verreault Inc. (GL&V), a listed Canadian company, to take over the latter's Process division (GL&V Process), which holds a world leading position in separation technology for the metal and minerals industries. The total purchase price amounts to CAD 983m (DKK 5.0bn) and the activities transferred will be consolidated as from 10 August 2007.

Prospects for 2007
The expectations for the cement market in 2007 are upgraded to 125-150m tonnes per year new contracted cement kiln capacity worldwide (exclusive of China) (previous expectation 100m tonnes per year).

FLSmidth & Co. upgrades its expectations for the year's turnover and earnings, cf. the below figures which include the recognition of GL&V Process as from 10 August 2007:

- Consolidated turnover DKK 19.5-20bn (previous expectation DKK 17-19bn), of which GL&V Process accounts for DKK 1.2bn
- Earnings before interest, tax, depreciation and amortisation and special non-recurring items (EBITDA) DKK 1.85-2.0bn, of which GL&V Process accounts for DKK 150m.
- Earnings before interest and tax (EBIT) DKK 1.45-1.6bn (previous expectation DKK 1.2-1.35bn), of which GL&V Process accounts for DKK 0m
- Earnings before tax (EBT) DKK 1.45-1.6bn (previous expectation DKK 1.3-1.45bn), of which GL&V Process accounts for DKK -100m

FLSmidth's interactive electronic interim report
Via the website both figures and tables can be downloaded in Excel spreadsheet and via the seach engine it is possible to make a global search in the accounts for both figures and text.

Direct link: http://annualreport.fls.com/2007_q2

A web-casted investor meeting and telephone conference regarding the Interim Report will be held today at 15:00 hours. For further details, please visit www.flsmidth.com

FLSmidth & Co. A/S
Corporate Public Relations

THE PREFERRED SUPPLIER FOR 125 YEARS

Interim Report 2007 **FLSmidth & Co. A/S**

1 January 2007 - 30 June 2007

(Company Announcement No. 20-2007)

FL

Interim Report
1 January 2007 - 30 June 2007



The Board of Directors and the Corporate Management of FLSmidth & Co. A/S have today reviewed and approved this interim report for the FLSmidth & Co. Group for the period stated above.

Main conclusions

Developments in the first half of 2007
- The order backlog has increased by 15% to DKK 21,055m since the turn of the year (end of 2006: DKK 18,264m)
- The order intake amounted to DKK 10,253m in the first half of 2007, down from DKK 11,279m in the same period of the year before
- The turnover rose 59% to DKK 8,268m in the first half of 2007, up from DKK 5,207m in the same period of the year before
- Earnings before interest and tax (EBIT) rose 175% to DKK 742m in the first half of 2007, up from DKK 270m in the same period of the year before, corresponding to an EBIT ratio of 9.0% (first half of 2006: 5.2%)
- Earnings before tax (EBT) rose 173% to DKK 800m in the first half of 2007, up from DKK 293m in the same period of the year before
- Cash flow from operating activities (continuing activities) amounted to DKK 485m in the first half of 2007 as against DKK 272m in the same period of the year before.

Events occurring after the balance sheet date
As announced on 10 August 2007, FLSmidth & Co. has signed a final agreement with the Board of Groupe Laperrière & Verreault Inc. (GL&V), a listed Canadian company, to take over the latter's Process division (GL&V Process), which holds a world leading position in separation technology for the metal and minerals industries. The total purchase price amounts to CAD 983m (DKK 5.0bn) and the activities transferred will be consolidated as from 10 August 2007.

Prospects for 2007
The expectations for the cement market in 2007 are upgraded to 125-150m tonnes per year new contracted cement kiln capacity worldwide (exclusive of China) (previous expectation 100m tonnes per year).

FLSmidth & Co. upgrades its expectations for the year's turnover and earnings, cf. the below figures which include the recognition of GL&V Process as from 10 August 2007:

- Consolidated turnover DKK 19.5-20bn (previous expectation DKK 17-19bn), of which GL&V Process accounts for DKK 1.2bn
- Earnings before interest, tax, depreciation and amortisation and special non-recurring items (EBITDA) DKK 1.85-2.0bn, of which GL&V Process accounts for DKK 150m.
- Earnings before interest and tax (EBIT) DKK 1.45-1.6bn (previous expectation DKK 1.2-1.35bn), of which GL&V Process accounts for DKK 0m
- Earnings before tax (EBT) DKK 1.45-1.6bn (previous expectation DKK 1.3-1.45bn), of which GL&V Process accounts for DKK -100m

Please address any questions regarding this announcement to Mr Jørgen Huno Rasmussen, Group CEO, telephone +45 36 18 18 00, from 14.00 hours. An investor meeting and telephone conference regarding the interim report will be held today at 15.00 hours. For further details, please visit www.flsmidth.com.

Group financial highlights

DKKm	Q2 2007	Q2 2006	Q1-Q2 2007	Q1-Q2 2006	Year 2006
PROFIT AND LOSS ACCOUNT					
Net turnover	4,504	2,900	8,268	5,207	12,311
Gross profit	978	613	1,763	1,115	2,602
Earnings before interest, tax, depreciation, amortisation and special non-recurring items (EBITDA)	480	206	834	355	966
Earnings before interest and tax (EBIT)	433	162	742	270	775
Earnings before tax (EBT)	481	178	800	293	924
Profit/loss for the period, continuing activities	**311**	**125**	**534**	**205**	**1,107**
Profit/loss for the period, discontinuing activities	10	-	5	1	25
Profit/loss for the period	**321**	**125**	**539**	**206**	**1,132**
CASH FLOW					
Cash flow from operating activities	262	(29)	485	272	1,372
Acquisition of undertakings and activities	(108)	1	(140)	2	(196)
Acquisition of tangible assets	(70)	(51)	(157)	(90)	(249)
Other investments, net	(3)	15	14	7	48
Cash flow from investing activities	(181)	(35)	(283)	(81)	(397)
Cash flow from operating and investing activities of continuing activities	81	(64)	202	191	975
Cash flow from operating and investing activities of discontinuing activities	89	(40)	108	(79)	(75)
WORKING CAPITAL			**(227)**	**(199)**	**(435)**
NET INTEREST-BEARING RECEIVABLES/(DEBT)			**2,541**	**2,353**	**2,847**
ORDER INTAKE	**6,122**	**6,745**	**10,253**	**11,279**	**18,534**
ORDER BACKLOG			**21,055**	**17,549**	**18,264**
BALANCE SHEET					
Long-term assets			2,452	1,849	2,355
Short-term assets			10,717	8,538	9,764
Assets held for sale			12	-	132
Total assets			**13,181**	**10,387**	**12,251**
Consolidated shareholders' equity			3,405	2,447	3,192
Long-term liabilities			1,870	1,488	1,710
Short-term liabilities			7,906	6,452	7,344
Liabilities regarding assets held for sale			-	-	5
Total equity and liabilities			**13,181**	**10,387**	**12,251**
FINANCIAL RATIOS					
Continuing activities					
Adjusted net operating profit after tax (NOPAT)	408	183	829	267	589
Average capital employed	412	359	475	485	306
Return on capital employed (ROCE), continuing activities (annualised)	**396%**	**204%**	**349%**	**110%**	**192%**
Contribution ratio	21.7%	21.1%	21.3%	21.4%	21.1%
EBITDA ratio	10.7%	7.1%	10.1%	6.8%	7.8%
EBIT ratio	9.6%	5.6%	9.0%	5.2%	6.3%
EBT ratio	10.7%	6.1%	9.7%	5.6%	7.5%
Return on shareholders' equity (annualised)			33%	16%	39%
Equity ratio			26%	24%	26%
Number of employees at end of period, Group			**7,595**	**6,141**	**6,862**
Number of employees in Denmark			1,625	1,459	1,508
Share and dividend ratios, Group					
CFPS (cash flow per share), DKK (diluted)	5.0	(0.5)	9.2	5.1	24.3
EPS (earnings per share), DKK (diluted)	5.9	2.4	10.2	4.0	21.7
FLSmidth & Co. share price, DKK			434	220	359
Number of shares end of period (000s) *			53,200	53,200	53,200
Average number of shares (000s) (diluted)	52,573	52,883	52,542	52,840	52,558
Market capitalisation, DKKm *			23,089	11,704	19,099

The financial ratios have been computed in accordance with the Guidelines issued by the Danish Society of Financial Analysts

*Adjusted for temporary capital increase in the first half of 2006

Management's review for the first half of 2007



Market developments in the second quarter of 2007

Global demand for new cement kiln capacity remains consistently high and shows no sign of flagging. The expectations for new contracted cement kiln capacity in 2007 are upgraded from 100m to around 125-150m tonnes per year worldwide (exclusive of China). The demand for new cement capacity in the second quarter of 2007 covered a wide geographical area. Activity in the market is currently driven by a number of global and regional factors independent of each other. India remains the largest single market outside China, but also Africa and the Middle East consistently show surprising solid growth.

The high level of investment in the minerals industry continued in the second quarter of 2007 as a result of continued high prices on minerals and depleted commodity stocks due to growing demand for minerals in particular from Asia combined with insufficient investments in exploration and extraction of minerals for a number of years. These developments have resulted in yet another quarter characterised by significant progress in terms of order intake, order backlog, turnover and earnings in the minerals area. With the constantly rising demand for minerals and a high level of investment among minerals producers, this trend is expected to continue over the next 3-5 years. As a result of the acquisition of GL&V Process, FLSmidth Minerals will in future be the sole provider in the market able to offer complete solutions covering all processses in a typical minerals plant, which is expected to enhance the Group's opportunities to benefit from the favourable market conditions.

Developments in the first half of 2007

Order intake and order backlog
The total order intake amounted to DKK 10,253m in the first half of 2007, which is a decrease of 9% compared to the same period of last year (first half of 2006: DKK 11,279m) when the order intake was unusually high particularly in the second quarter. The market thus remains highly active and FLSmidth's market share continues to be strong.

Orders received for services and spare parts amounted to DKK 1,744m in the first half of 2007, representing a 29% increase on the same period last year (first half of 2006: DKK 1,356m).

By the end of the first half 2007, the total order backlog was DKK 21,055m, which is a record high and corresponds to a 15% increase since the turn of the year (end of 2006: DKK 18,264m).

In Cement and Minerals operations with a relatively short turnaround time, the order intake is normally reflected in the turnover after 6-18 months. In major projects, the order intake manifests itself continuously in the turnover within a time frame of 24-30 months.

Developments in order intake and order backlog

CEMENT (DKKm)	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007*	Q2 2007*
Order intake	1,850	3,440	3,528	4,858	2,054	2,209	2,920	3,813
Order backlog	7,484	8,636	10,742	13,707	13,900	13,531	14,348	15,360
MINERALS (DKKm)	**Q3 2005**	**Q4 2005**	**Q1 2006**	**Q2 2006**	**Q3 2006**	**Q4 2006**	**Q1 2007***	**Q2 2007***
Order intake	679	801	1,006	1,887	1,334	1,658	1,266	2,387
Order backlog	1,886	2,198	2,690	3,842	4,208	4,733	5,271	6,420
TOTAL (DKKm)	**Q3 2005**	**Q4 2005**	**Q1 2006**	**Q2 2006**	**Q3 2006**	**Q4 2006**	**Q1 2007**	**Q2 2007**
Order intake	2,529	4,241	4,534	6,745	3,388	3,867	4,131	6,122
Order backlog	9,370	10,834	13,432	17,549	18,108	18,264	18,854	21,055

**As from and inclusive of 2007, the segment information for Cement and Minerals will be shown as gross figures, which entails that the total order intake and order backlog consist of Cement, Minerals and eliminations for internal transactions. Internal transactions have been insignificant in previous years.*

Management's review for the first half of 2007

Profit and loss account
The turnover in the first half of 2007 amounted to DKK 8,268m, representing a 59% increase on the same period last year (first half of 2006: DKK 5,207m). The positive trend in turnover continued within all main business segments: Cement, Minerals and Dansk Eternit Holding.

The gross profit amounted to DKK 1,763m in the first half of 2007 (first half of 2006: DKK 1,115m), which means a contribution ratio of 21.3% (first half of 2006: 21.4%). The contribution ratio in Minerals rose to 18.9% in the first half of 2007 up from 16.3% in the same period last year, whereas in Cement it fell from 20.6% to 19.8% which can be attributed to the fact that services and spare parts accounted for a relatively smaller part of turnover in 2007. In addition, the first half of 2006 was to a larger extent positively affected by the finalisation of cement orders where provisions for project risks could be reversed.

During the first half of 2007, research and development costs amounted to DKK 94m (first half of 2006: DKK 91m), or 1.1% of the turnover (first half of 2006: 1.7%). In addition, project financed development has taken place in cooperation with customers. In the first half of 2007, the company was unable to spend all budgetted funds on research and development due to a lack of engineers with relevant experience. Investments are expected to increase during the coming periods.

Sales, distribution and administrative costs, etc. in the first half of 2007 amounted to DKK 929m (first half of 2006: DKK 760m) or 11.2% of the turnover (first half of 2006: 14.6%), and a 22% increase on the same period last year. The decrease in the rate of cost reflects the fact that capacity costs are increasing at a slower pace than turnover due to improved capacity utilisation and operational gearing.

Depreciation and write-downs amounted to DKK 92m in the first half of 2007 (first half of 2006: DKK 85m).

The EBIT result in the first half of 2007 amounted to DKK 742m (first half of 2006: DKK 270m), which is a 175% increase on the same period last year. The first half of 2007 saw an EBIT ratio of 9.0% (first half of 2006: 5.2%), which can be attributed to improved turnover and earnings in Cement, Minerals and Dansk Eternit Holding, and a DKK 22m profit on the sale of part of the Dansk Eternit property in Aalborg in the first quarter of 2007 (recognised in the item Other operating income and costs).

Net financial income amounted to DKK 62m in the first half of 2007 (first half of 2006: DKK 21m).

Earnings before tax (EBT) were DKK 800m in the first half of 2007 (first half of 2006: DKK 293m).

Taxes for the period amounted to DKK 266m in the first half of 2007 (first half of 2006: DKK 88m) corresponding to an effective tax rate of 33% (first half of 2006: 30%). The increase in the expected tax rate for 2007 from 30% to 33% can be attributed to the reduction of the corporate tax rate in Denmark from 28% to 25%, which has reduced the value of the capitalised Danish tax asset by approximately DKK 61m. The Group's payable tax rate will be somewhat lower than the effective tax rate.

The profit for the period deriving from the continuing activities amounted to DKK 534m (first half of 2006: DKK 205m).

The sale of MAAG Gear's marine and turbo gear activities was finally implemented in April 2007 and the accounting effect hereof is included in the accounts under discontinuing activities.

Balance sheet
The balance sheet total amounted to DKK 13,181m by the end of the first half of 2007 as against DKK 12,251m by the end of 2006.

The consolidated equity at the end of the first half of 2007 amounted to DKK 3,405m (end of 2006: DKK 3,192m) corresponding to an equity ratio of 26% (end of 2006: 26%). In the first half of 2007, the return on equity (on an annual basis) amounted to 33% (first half of 2006: 16%).

Cash flow developments and working capital (continuing activities)
Cash flow from operating activities amounted to DKK 485m in the first half of 2007 (first half of 2006: DKK 272m). As a consequence of the large prepayments, the working capital at the end of the first half of 2007 was negative and amounted to DKK -227m (end of 2006: DKK -435m).



Management's review for the first half of 2007



Cash flow from investing activities amounted to DKK -283m in the first half of 2007 (first half of 2006: DKK -81m). Of this amount, investments in tangible assets amounted to DKK -157m (first half of 2006: DKK -90m) and acquisition of companies and activities amounted to DKK -140m (first half of 2006: DKK 2m). As a result of a general expansion of capacity at all the Group's production plants and the extension of the recently inaugurated office facilities in India (FLSmidth House) an extraordinarily high level of investments in tangible assets is expected for 2007.

Cash flow from operating and investing activities (free cash flows) totalled DKK 202m in the first half of 2007 (first half of 2006: DKK 191m).

Net interest-bearing receivables amounted to DKK 2,541m at the end of the first half of 2007 (end of 2006: DKK 2,847m).

Segment information

As of and including 2007 segment information will be shown as gross figures, which means that internal sale between the cement and minerals areas will be eliminated via "Other activities". Internal transactions have been insignificant in previous years.

Cement

The total order intake amounted to DKK 6,733m in the first half of 2007, which is a decrease of 20% compared to the same period of last year (first half of 2006: DKK 8,386m) when the order intake was unusually high due to several major orders in the second quarter. Orders received in the second quarter of 2007 mainly came from Asia, Africa, Europe and the Middle East. Orders received for services and spare parts amounted to DKK 980m in the first half of 2007, representing a 9% increase on the same period last year (first half of 2006: DKK 896m).

At the end of the first half of 2007, the order backlog amounted to DKK 15,360m, corresponding to an increase of 14% since the turn of the year (end of 2006: DKK 13,531m).

The turnover in the first half of 2007 amounted to DKK 5,369m, representing a 63% increase on the same period last year (first half of 2006: DKK 3,287m). Turnover is now beginning to reflect the significant growth in order intake over the past years as the major projects are typically delivered within a time span of 24-30 months.

The contribution ratio achieved in cement is lower than in the same period of last year, which can be attributed to the fact that turnover related to services and spare parts accounts for a relatively lower share compared to last year. In addition, the first half of 2006 was to a larger extent positively affected by the finalisation of a number of cement orders where provisions for project risks could be reversed.

The EBIT ratio is higher than in the same period of last year, mainly as a result of higher capacity utilisation and operational gearing. The EBIT result in the first half of 2007 amounted to DKK 467m (first half of 2006: DKK 177m), which is a 164% increase on the same period last year. The first half of 2007 saw an EBIT ratio of 8.7% (first half of 2006: 5.4%). The expected ratio for 2007 as a whole is expected to be lower than the ratio achieved in the first half because the turnover deriving from turnkey projects will be higher during the remaining part of the year.

In Cement, the prospects for 2007 are now a turnover of DKK 11.5-12bn (previously DKK 10.5-12bn) and an EBIT ratio of around 7-8% (previously around 6%).

Minerals

The orders received in the first half of 2007 were DKK 3,653m (first half of 2006: DKK 2,893m), which represents a 26% increase compared to the same period last year. In the second quarter of 2007, FLSmidth Minerals received a large order for two ferronickel plants in Brazil and a number of large orders for crushers and mills in Australia, South Africa, Mexico, Chile and India. The strong momentum in Minerals covers a wide geographical area and all business areas of FLSmidth Minerals.

Orders received for services and spare parts amounted to DKK 785m in the first half of 2007, representing a 71% increase on the same period last year (first half of 2006: DKK 460m) which among other things can be attributed to the acquisition of Excel Foundry & Machine in July 2006.

Management's review for the first half of 2007

At the end of the first half of 2007, the order backlog amounted to DKK 6,420m, corresponding to an increase of 36% since the turn of the year (end of 2006: DKK 4,733m).

The Minerals turnover in the first half of 2007 amounted to DKK 2,223m, representing a 70% increase on the same period last year (first half of 2006: DKK 1,310m). The EBIT result amounted to DKK 208m in the first half of 2007 (first half of 2006: DKK 74m), corresponding to an EBIT ratio of 9.4% (first half of 2006: 5.6%). The increase in turnover and earnings compared to the same period of last year is a consequence of increasing order backlog at the start of the period, combined with acquisitions, higher contribution ratio and relatively lower capacity costs.

In Minerals, the prospects for 2007 are upgraded to a turnover of approximately DKK 6.7bn (previously 5-5.5bn) and an EBIT ratio before special non recurring items and amortisation regarding the acqusition of GL&V Process of around 10% (previously approximately 9%). GL&V Process is consolidated as of 10 August 2007 and is included in the above expectations with at turnover of approximately DKK 1.2bn and an EBIT ratio of 12% before the effect of purchase price allocations and restructuring costs. The expected overall EBIT impact from GL&V Process in 2007 is DKK 0m.

FLSmidth Minerals remains focussed on processing the increasing order backlog and integrating the companies acquired.

Dansk Eternit Holding
In the first half of 2007, Dansk Eternit Holding posted a turnover of DKK 704m, representing a 28% increase on the same period last year (first half of 2006: DKK 548m). The level of activity remained high in all markets during the first half of 2007 due to the mild winter and the favourable business climate in the European building and construction industry. Although all production plants are operating at full capacity, they are not able to cope with the demand. As a result, investments are being made in capacity enhancements at a number of existing production plants.

The EBIT result amounted to DKK 53m in the first half of 2007 (first half of 2006: DKK 42m), corresponding to an EBIT ratio of 7.5% (first half of 2006: 7.7%).

The expectations for 2007 for Dansk Eternit Holding remain a turnover of approximately DKK 1.4bn and an EBIT ratio of approximately 9%.

Other activities
In the first half of 2007, Densit posted a turnover of DKK 82m (first half of 2006: DKK 65m) and an EBIT result of DKK 7m (first half of 2006: DKK 0m).

The first quarter of 2007 saw a DKK 22m profit from the sale of part of the Eternit site in Aalborg.

Events occurring after the balance sheet date

Acquisition of GL&V Process
On 10 August 2007, FLSmidth & Co. announced that it had signed a final agreement with the Board of Directors of Groupe Laperrière & Verreault Inc. (GL&V), a listed Canadian group, to acquire the latter's Process Division (GL&V Process) which is among the world's leading providers of separation technology for the metal and minerals industries. The activities acquired in GL&V Process consist of the companies Dorr-Oliver Eimco and Krebs Engineers, which in future will be part of FLSmidth Minerals. The total purchase price amounts to approximately CAD 983m (approximately DKK 5.0bn). Dorr-Oliver Eimco and Krebs Engineers will be consolidated as from 10 August 2007.

With the acquisition of Dorr-Oliver Eimco and Krebs Engineers, FLSmidth has taken a major step towards achieving its global growth strategy objectives in Minerals. The aim of the strategy is to ensure that the Group's minerals activities to obtain the same size and strength as the cement activities. The acquisition will thus reduce the Group's long term risk in relation to cyclical markets.

FLSmidth Minerals is an expert in pyrotechnology, materials handling, crushing and grinding of minerals, whereas GL&V Process has specialised in the subsequent separation processes. The two companies' products will thus cover all important technologies in a typical mineral processing plant, and the joint company will be the global market leader within crushers, mills, hydrocyclones, flotation, sedimentation, materials handling and calcination.

Management
FLSmidth Minerals overall future organisational structure and the upper two managerial levels of the new organisation have been decided to ensure that the integration process will be immediately initiated and implemented in parallel with the successful execution of the companies' record high order backlog.

Christian Jepsen has been appointed President & CEO and George Robles Executive Vice President & Deputy CEO of the new FLSmidth Minerals.

Christian Jepsen, 48, has been in charge of FLSmidth's North and South American Cement engineering activities since 2000 and FLSmidth Group Executive Vice President since 2005.

Since FLSmidth's minerals activities were organised in a separate company in 1994, George Robles, 57, has spearheaded the very successful development of the company as President and CEO of FLSmidth Minerals US.

Continuity is also maintained for the two companies acquired, as the companies' two current Presidents will continue in FLSmidth Minerals' Management.
In the cement activities Christian Jepsen will be supported in responsibilities through the appointment of a Chief Operating Officer (COO) for the Americas.

Management's review for the first half of 2007



Prospects for 2007

For the whole of 2007, the company continues to expect favourable market conditions and a high level of activity. The acquision of GL&V Process is included in the below expectations for 2007.

FLSmidth & Co. upgrades its expectations for the year's turnover and earnings as follows:

- Consolidated turnover DKK 19.5-20bn (previous expectation: DKK 17-19bn)
- Earnings before interest, tax, depreciation and amortisation and special non-recurring items (EBITDA) DKK 1.85-2.0bn
- Earnings before interest and tax (EBIT) DKK 1.45-1.6bn (previous expectation: DKK 1.2-1.35bn)
- Earnings before tax (EBT) DKK 1.45-1.6bn (previous expectation DKK 1.3-1.45bn)
- Cash flow from operating activities (CFFO) approximately DKK 600m (unchanged)
- Cash flow from investments exclusive of acquisitions approximately DKK 500m (previously approximately DKK 450m)
- In 2007, an effective tax rate of approximately 33% is expected (previously approximately 30%) inclusive of adjustment of tax asset, whereas the payable tax is expected to amount to approximately 20%.
- For the individual business areas, the prospects for 2007 are as follows:

Cement	Turnover DKK 11.5-12bn	EBIT ratio approx. 7-8% (previously approx. 6%)
Minerals	Turnover approx. DKK 6.7bn	EBIT ratio approx. 10% (before non-recurring items and amortisations related to GL&V Process) (previously approx. 9%)
DEH	Turnover approx. DKK 1.4bn	EBIT ratio approx. 9%

- The prospects of the Cement business for 2007 are based on an unchanged market share and a total global market for new cement kiln capacity of 125-150m tonnes per year (exclusive of China) (previously 100m tonnes per year). These prospects are based on a changed product mix, with services and spare parts likely to account for a relatively smaller portion of the turnover and the share of turnkey contracts likely to rise. Both changes will reduce the average EBIT ratio in the second half of 2007.

GL&V Process is consolidated as from 10 August and is included in the above expectations for 2007 as follows:

- **Consolidated turnover DKK 1.2bn** (FLSmidth Minerals)
- EBIT ratio (before effect of purchase price allocations, etc.) approx. 12%
- Amortisation of intangible assets DKK -30m.
- Special items regarding stocks and order backlog DKK -90m
- Cost of restructuring DKK -20m.
- **Expected EBIT impact DKK 0m** (FLSmidth Minerals)
- Financial items DKK -100m (Group level)
- **Expected EBT impact DKK -100m** (Group level)

Purchase price allocations have been preliminarily calculated.

For the whole of 2007, the following proforma accounting figures for GL&V Process are expected:

- Consolidated turnover approximately DKK 3bn
- EBIT ratio (before the effect of purchase price allocations) approx. 12%

Following the acquisition of GL&V Process, annual synergies within a time frame of 2-3 years are expected to be around DKK 200m at EBIT level. They consist partly of cost synergies of around DKK 20m, and partly of expected additional sales of around DKK 1.0bn with an EBIT result of around DKK 180m.

In connection with the publication of the Annual Report for 2006 it was announced that the Group expected an EBIT ratio of 7-8% in 2007 and 2008 depending on the breakdown of turnover into products and business areas. These expectations were based on the market prospects at that time. Since then, both the cement and the minerals markets have grown and GL&V has been acquired. The expectations for the EBIT ratio in 2008 will be reconsidered at the latest in connection with the publication of the Annual Report for 2007.

Management's review for the first half of 2007

Incentive plan

New share option plan (Plan 2007)
The Board of Directors has today decided to allocate 145,500 share options of which the management shall receive approximately 24,800 whilst the remaining part will be allocated to managerial staff (46 persons). The exercise price is 455 and the exercise period will be 2010-2013. Based on a volatility of 26.15% for the previous year and an interest rate of 4.65% the Black-Scholes value amounts to DKK 20m and will affect the year's result by
DKK 3m.

Other share option plans
As at 30 June 2007, there were a total of 394,731 un-exercised options under other share option plans, and the fair value of them was DKK 104m. The fair value is calculated by means of a Black-Scholes model based on a current share price of 434, and a volatility of 26.55%. The effect of the plan on the profit and loss account amounted to DKK 4m in the first half of 2007 (first half of 2006: DKK 2m).

Accounting policies

The Interim Report for the first half of 2007 has been presented in accordance with IAS 34 and additional Danish information requirements regarding interim reporting of listed companies. No auditing nor review of the Interim report has taken place. The accounting policies are unchanged from those adopted in the 2006 Annual Report. Reference is made to page 46 in the 2006 Annual Report for further details. Financial reporting standards and interpretations that have been decided but are not yet in force, have not been adopted in this Interim Report. None of these standards and interpretations are likely to have any significant impact on the Group's presentation of accounts.

Estimates by Board and Management

The measurement of a few recognised assets and liabilities, as well as contingent assets and liabilities, derives from estimates by the Board and Management which are based on historical experience and relevant assumptions. Reference is made to page 46 in the 2006 Annual Report for further details regarding the items for which estimates by Board and Management are primarily applicable when presenting the consolidated accounts.

Capital structure

It is the general objective of FLSmidth & Co. to ensure a capital structure where the financial net debt must be 1-3 times EBITDA. Financial net debt is defined as NIBD adjusted for outstanding guarantees.

As at 30 June 2007 the financial net debt was DKK 3,059m (End of 2006: 1,776m) corresponding to 2.0 times EBITDA for the last 12 months (end of 2006: 1.9).

Own shares

FLSmidth & Co.'s holding of own shares at 30 June 2007 totalled 833,355 representing 1.6% of the share capital (31 December 2006: 1,062,092).

Financial calendar 2007

27 November 2007: Interim report for 1st - 3rd quarter 2007



Statement by the Board and Management on the Interim Report

The Board of Directors and the Management have reviewed and adopted the FLSmidth & Co. Group Interim Report for 1 January 2007 to 30 June 2007. The Interim Report is presented in conformity with the International Financial Reporting Standards, which are approved by EU, and additional Danish disclosure requirements for interim reports of companies listed on the Stock Exchange.

We consider the accounting policies appropriate in order to give a true and fair view of the Group's assets and liabilities and financial standing as at 30 June 2007 and of the financial results of the Group's activities and cash flows in the period from 1 January 2007 to 30 June 2007.

Copenhagen, 22 August 2007

Corporate Management

Jørgen Huno Rasmussen
Group CEO

Poul Erik Tofte
Group Executive Vice President (CFO)

Bjarne Moltke Hansen
Group Executive Vice President

Christian Jepsen
Group Executive Vice President

Board of Directors

Jørgen Worning
Chairman

Jens S. Stephensen
Vice Chairman

Jens Palle Andersen

Torkil Bentzen

Frank Lund

Jesper Ovesen

Johannes Poulsen

Bo Steffensen

Søren Vinther

Consolidated profit and loss account

DKKm		Q2 2007	Q2 2006	Q1-Q2 2007	Q1-Q2 2006
Notes					
	Net turnover	4,504	2,900	8,268	5,207
	Production costs	3,526	2,287	6,505	4,092
	Gross profit	**978**	**613**	**1,763**	**1,115**
	Sales and distribution costs	225	181	436	349
	Administrative costs	294	248	561	448
	Other operating income and costs	21	22	68	37
	Earnings before interest, tax, depreciation, amortisation and special non-recurring items (EBITDA)	**480**	**206**	**834**	**355**
	Special non-recurring items	-	-	-	-
	Depreciation and write-downs of tangible assets	33	30	68	62
	Amortisation and write-downs of intangible assets	14	14	24	23
	Earnings before interest and tax (EBIT)	**433**	**162**	**742**	**270**
	Profit/loss on disposal of undertakings and activities	-	1	(4)	2
	Financial income	151	112	354	274
	Financial costs	103	97	292	253
	Earnings before tax (EBT)	**481**	**178**	**800**	**293**
	Tax for the period	170	53	266	88
	Profit/loss for the period, continuing activities	**311**	**125**	**534**	**205**
	Profit/loss for the period, discontinuing activities	10	-	5	1
	Profit/loss for the period	**321**	**125**	**539**	**206**
	To be distributed as follows:				
	Minority shareholders' share of profit/loss for the period	-	(3)	-	(5)
	FLSmidth & Co. A/S shareholders' share of profit/loss for the period	321	128	539	211
		321	**125**	**539**	**206**
2	Earnings per share (EPS)				
	Continuing and discontinuing activities	6.1	2.4	10.3	4.0
	Continuing and discontinuing activities, diluted	6.1	2.4	10.3	4.0
	Continuing activities	5.9	2.4	10.2	4.0
	Continuing activities, diluted	5.9	2.4	10.2	4.0

Consolidated cash flow statement

DKKm	Q1-Q2 2007	Q1-Q2 2006
Notes		
Cash flow from operating activities		
Earnings before interest, tax, depreciation, amortisation and special non-recurring items (EBITDA)	834	361
Adjustment for profits/losses on sale of fixed assets and exchange rate adjustments, etc.	(27)	(10)
Adjusted earnings before interest, tax, depreciation, amortisation and special non-recurring items (EBITDA)	**807**	**351**
Change in provisions	32	43
Change in working capital	(284)	(49)
Cash flow from operating activities before financial items and tax	**555**	**345**
Financial payments received and made	46	11
Corporation taxes paid	(116)	(84)
Cash flow from operating activities	**485**	**272**
Cash flow from investing activities		
Acquisition of undertakings and activities	(140)	2
Acquisition of intangible assets	(34)	(16)
Acquisition of tangible assets	(157)	(90)
Acquisition of financial assets	(10)	(6)
Disposal of intangible and tangible assets	58	23
Disposal of financial assets	-	6
Cash flow from investing activities	**(283)**	**(81)**
Cash flow from operating and investing activities, continuing activities	**202**	**191**
Cash flow from operating and investing activities, discontinuing activities	**108**	**(79)**
Cash flow from operating and investing activities, total	**310**	**112**
Cash flow from financing activities		
Dividend	(366)	(368)
Capital increase	-	6,161
Acquisition of own shares	(5)	(6,182)
Disposal of own shares	23	44
Changes in other net interest-bearing receivables	89	70
Cash flow from financing activities	**(259)**	**(275)**
Changes in cash funds	**51**	**(163)**
Cash funds at 1 January	2,766	2,568
Cash funds at 30 June	2,817	2,405

The cash flow statement cannot be derived from the published financial information only.

Assets

DKKm	End of Q2 2007	End of 2006
Notes		
Goodwill	192	131
Other intangible assets	224	178
Intangible assets	**416**	**309**
Land and buildings	660	605
Plant and machinery	406	395
Operating equipment, fixtures and fittings	159	114
Tangible assets in course of construction	84	105
Tangible assets	**1,309**	**1,219**
Investments in associated undertakings	6	7
Other securities and investments	56	47
Other financial assets	8	9
Pension assets	2	2
Deferred tax assets	655	762
Financial assets	**727**	**827**
Total long-term assets	**2,452**	**2,355**
Stocks	**912**	**832**
Trade debtors	3,185	3,087
Work-in-progress for third parties	2,943	2,338
Amounts owed by associated undertakings	-	3
Other debtors	506	338
Prepayments	82	34
Debtors	**6,716**	**5,800**
Bonds and listed shares	272	366
Securities	**272**	**366**
Cash funds	**2,817**	**2,766**
Total current assets	**10,717**	**9,764**
Assets held for sale	**12**	**132**
TOTAL ASSETS	**13,181**	**12,251**

Equity and liabilities

DKKm	End of Q2 2007	End of 2006
Notes		
Share capital	1,064	1,064
Exchange rate adjustments regarding translation of investments	(80)	(85)
Exchange rate adjustments regarding hedging transactions	4	(2)
Retained earnings	2,408	1,839
Proposed dividend	-	372
FLSmidth & Co. A/S shareholders' share of shareholders' equity	**3,396**	**3,188**
Minority interests' share of shareholders' equity	**9**	**4**
Total shareholders' equity	**3,405**	**3,192**
Deferred tax liabilities	38	28
Pension liabilities	88	97
Other provisions	908	808
Mortgage debt	183	149
Currency loans, lease commitments and bank loans	13	12
Prepayments from customers	640	616
Long-term liabilities	**1,870**	**1,710**
Mortgage debt	31	50
Currency loans, lease commitments and bank loans	51	82
Prepayments from customers	2,631	2,194
Work-in-progress for third parties	1,835	1,586
Trade creditors	1,700	1,859
Corporation tax payable	126	129
Other liabilities	907	676
Other provisions	571	656
Deferred income	54	112
Short-term liabilities	**7,906**	**7,344**
Total liabilities	**9,776**	**9,054**
Liabilities regarding assets held for sale	**-**	**5**
TOTAL EQUITY AND LIABILITIES	**13,181**	**12,251**

Consolidated equity

DKKm	Share capital	Exchange rate adjustments re translation of investments	Exchange rate adjustments re hedging transactions	Retained earnings etc.	Proposed dividend	FLSmidth & Co. A/S shareholders' share	Minority shareholders' share	Total
Equity at 1 January 2006	**1,064**	**(122)**	**117**	**1,213**	**372**	**2,644**	**4**	**2,648**
Total income for the period	-	(78)	29	195	-	**146**	(5)	**141**
Capital increase due to exchange of shares	477			5,684		**6,161**		**6,161**
Dividend paid					(368)	**(368)**		**(368)**
Dividend, own shares				4	(4)	-		-
Share-based payment, share options				3		**3**		**3**
Disposal of own shares				44		**44**		**44**
Acquisition of own shares				(6,182)		**(6,182)**		**(6,182)**
Additions and disposals of minority interests						-	-	-
Transfer between reserves		127	(127)			-		-
Equity at 30 June 2006	**1,541**	**(73)**	**19**	**961**	-	**2,448**	**(1)**	**2,447**
Equity at 1 January 2007	**1,064**	**(85)**	**(2)**	**1,839**	**372**	**3,188**	**4**	**3,192**
Total income for the period	-	5	6	536	-	**547**	-	**547**
Dividend paid					(366)	**(366)**		**(366)**
Dividend, own shares				6	(6)	-		-
Share-based payment, share options				4		**4**		**4**
Disposal of own shares				28		**28**		**28**
Acquisition of own shares				(5)		**(5)**		**(5)**
Additions and disposals of minority interests						-	5	5
Equity at 30 June 2007	**1,064**	**(80)**	**4**	**2,408**	-	**3,396**	**9**	**3,405**

Share capital movements:	No. of shares
Share capital at 1 Jan. 2007 (acc. to 2006 Annual Report)	53,200,000
Share capital at 30 June 2007	53,200,000

The nominal value of each share is DKK 20 and each share constitutes one vote.

Own shares:		No. of shares
Own shares at 1 January 2007 (acc. to 2006 Annual Report)		1,062,092
Acquisitions		11,873
Share options exercised		(236,200)
Employee shares in connection with the 125th anniversary	(107,900)	
- set aside in the Annual Report for 2006	103,490	(4,410)
Own shares at 30 June 2007		833,355

Corresponding to 1.58% of the share capital.

Reference is made to the Management's review on page 9 regarding application of own shares.

DKKm	Share capital	Exchange rate adjustments re translation of investments	Exchange rate adjustments re hedging transactions	Retained earnings etc.	Proposed dividend	FLSmidth & Co. A/S shareholders' share	Minority shareholders' share	Total
Total income for the period is specified as follows:								
Exchange rate adjustments regarding translation of investments		(78)				**(78)**		**(78)**
Transferrred to profit and loss account re hedging of future transactions			29			**29**		**29**
Recognised actuarial gains and losses on benefit-based pension plans				(15)		**(15)**		**(15)**
Other equity adjustments				(1)		**(1)**		**(1)**
Recognised directly in the equity	-	**(78)**	**29**	**(16)**	-	**(65)**		**(65)**
Profit/loss for the period				211		**211**	(5)	**206**
Total income for the period 30 June 2006	-	**(78)**	**29**	**195**	-	**146**	**(5)**	**141**
Exchange rate adjustments regarding translation of investments		5				**5**		**5**
Transferred to profit and loss account re hedging of future transactions			6			**6**		**6**
Recognised actuarial gains and losses on benefit-based pension plans				-		-		-
Other equity adjustments				(3)		**(3)**		**(3)**
Recognised directly in the equity	-	**5**	**6**	**(3)**	-	**8**		**8**
Profit/loss for the period				539		**539**		**539**
Total income for the period 30 June 2007	-	**5**	**6**	**536**	-	**547**	-	**547**

List of notes and notes to the appendices of the Interim Report

1. Profit and loss account classified by function
2. Earnings per share (EPS)
3. Contingent assets and liabilities
4. Breakdown of the Group by segments, continuing activities
5. Quarterly financial highlights of the Group and financial ratios by segment

1. Profit and loss account classified by function

It is Group policy to draw up the profit and loss account based on an adapted classification of the costs by function in order to show the 'Earnings before interest, tax, depreciation and amortisation (EBITDA)'. Depreciation and write-downs on tangible assets and amortisation and write-downs on intangible assets are thus separated from the relevant functions and presented on separate lines. The profit and loss account classified by function with distribution of depreciation, amortisation and write-downs appears from the following:

DKKm	Q2 2007	Q2 2006	Q1-Q2 2007	Q1-Q2 2006
Net turnover	4,504	2,900	8,268	5,207
Production costs	3,546	2,311	6,547	4,132
Gross profit	**958**	**589**	**1,721**	**1,075**
Sales and distribution costs	226	182	438	351
Administrative costs	320	267	609	491
Other operating income and costs	21	22	68	37
Earnings before interest and tax (EBIT)	**433**	**162**	**742**	**270**
Profit/loss on disposal of undertakings and activities	-	1	(4)	2
Financial income	151	112	354	274
Financial costs	103	97	292	253
Earnings before tax (EBT)	**481**	**178**	**800**	**293**
Tax for the period	170	53	266	88
Profit/loss for the period, continuing activities	**311**	**125**	**534**	**205**
Profit/loss for the period, discontinuing activities	10	-	5	1
Profit/loss for the period	**321**	**125**	**539**	**206**

2. Earnings per share (EPS)

DKKm	Q2 2007	Q2 2006	Q1-Q2 2007	Q1-Q2 2006
Earnings				
FLSmidth & Co. A/S shareholders' share of profit/loss for the period	321	128	539	211
FLSmidth & Co. Group profit/loss from discontinuing activities	10	-	5	1
Number of shares, average				
Number of shares issued	53,200,000	65,129,661	53,200,000	65,129,661
Adjustment for own shares	(879,058)	(12,675,824)	(947,724)	(12,703,168)
Potential increase of shares in circulation, in-the-money options (element of gain)	252,475	429,502	289,954	413,094
	52,573,417	52,883,339	52,542,230	52,839,587
Earnings per share				
• Continuing and discontinuing activities per share, DKK	6.1	2.4	10.3	4.0
• Continuing and discontinuing activities, diluted, per share, DKK	6.1	2.4	10.3	4.0
• Continuing activities per share, DKK	5.9	2.4	10.2	4.0
• Continuing activities, diluted, per share, DKK	5.9	2.4	10.2	4.0

Non-diluted earnings per share from discontinuing activities amount to DKK 0.1.

3. Contingent assets and liabilities

Contingent liabilities at 30 June 2007 amount to DKK 5.5bn (end of 2006 DKK 4.7bn), including performance and payment guarantees amounting to DKK 5.4bn (end of 2006 DKK 4.6bn). Reference is made to note 28 in the 2006 Annual Report for a general description of the nature of the Group's contingent liabilities.

4. Breakdown of the Group by segments, continuing activities

DKKm	Q1-Q2 2007					Q1-Q2 2006				
	Cement	Minerals	Dansk Eternit Holding	Other companies etc. 1	Continuing activities total	Cement	Minerals	Dansk Eternit Holding	Other companies etc. 1	Continuing activities total
PROFIT AND LOSS ACCOUNT										
Net turnover	5,369	2,223	704	(28)	8,268	3,287	1,310	548	62	5,207
Production costs	4,304	1,802	468	(69)	6,505	2,610	1,097	352	33	4,092
Gross profit	1,065	421	236	41	1,763	677	213	196	29	1,115
Sales, distr., admin. and other operating items	552	195	158	24	929	451	131	130	48	760
Earnings before interest, tax, depr., amort. and special non-recurring items (EBITDA)	513	226	78	17	834	226	82	66	(19)	355
Special non-recurring items	0	0	0	0	0	0	0	0	0	0
Depreciation and write-downs of tangible assets	28	14	24	2	68	28	7	23	4	62
Amortisation and write-downs of intangible assets	18	4	1	1	24	21	1	1	0	23
Earnings before interest and tax (EBIT)	467	208	53	14	742	177	74	42	(23)	270
Profit/loss on disposal of undertakings and activities	0	0	0	(4)	(4)	1	0	0	1	2
Net financial income and costs	40	14	(3)	11	62	28	5	(6)	(6)	21
Earnings before tax (EBT)	507	222	50	21	800	206	79	36	(28)	293
Tax for the period	170	70	13	13	266	111	23	12	(58)	88
Profit/loss for the period	337	152	37	8	534	95	56	24	30	205
ORDER INTAKE	6,733	3,653	0	(133)	10,253	8,386	2,893	0	0	11,279
ORDER BACKLOG	15,360	6,420	0	(725)	21,055	13,707	3,842	0	0	17,549
CASH FLOW										
Cash flow from operating activities	479	2	36	(32)	485	314	61	(23)	(80)	272
Acquisition and disposal of undertakings and activities	0	(140)	0	0	(140)	0	0	0	2	2
Acquisition of tangible assets	(83)	(29)	(41)	(4)	(157)	(54)	(10)	(21)	(5)	(90)
Other investment, net	(20)	(9)	0	43	14	5	1	1	0	7
Cash flow from investing activities	(103)	(178)	(41)	39	(283)	(49)	(9)	(20)	(3)	(81)
Cash flow from operating and investing activities	376	(176)	(5)	7	202	265	52	(43)	(83)	191
WORKING CAPITAL	(771)	276	233	35	(227)	(623)	200	258	(34)	(199)
NET INTEREST-BEARING RECEIVABLES/(DEBT)	2,694	107	(89)	(171)	2,541	2,520	192	(37)	(322)	2,353
BALANCE SHEET										
Intangible assets	149	212	51	4	416	142	47	32	4	225
Tangible assets	543	218	380	168	1,309	515	111	340	208	1,174
Financial assets	596	60	39	32	727	331	44	71	4	450
Short-term assets	8,175	2,604	769	(831)	10,717	7,021	1,609	716	(808)	8,538
Assets held for sale	12	0	0	0	12	0	0	0	0	0
Total assets	9,475	3,094	1,239	(627)	13,181	8,009	1,811	1,159	(592)	10,387
Consolidated shareholders' equity	2,414	655	190	146	3,405	2,015	476	239	(283)	2,447
Liabilities	7,061	2,439	1,049	(773)	9,776	5,994	1,335	920	(309)	7,940
Liabilities regarding assets held for sale	0	0	0	0	0	0	0	0	0	0
Total equity and liabilities	9,475	3,094	1,239	(627)	13,181	8,009	1,811	1,159	(592)	10,387
FINANCIAL RATIOS										
Contribution ratio	19.8%	18.9%	33.5%	N/A	21.3%	20.6%	16.3%	35.8%	N/A	21.4%
EBITDA ratio	9.6%	10.2%	11.1%	N/A	10.1%	6.9%	6.3%	12.0%	N/A	6.8%
EBIT ratio	8.7%	9.4%	7.5%	N/A	9.0%	5.4%	5.6%	7.7%	N/A	5.2%
RETURN ON CAPITAL EMPLOYED (ROCE) 2										
Adjusted net operating profit after tax (NOPAT)	432	172	57	168	829	122	58	30	57	267
Average capital employed	(208)	390	286	7	475	(78)	306	245	12	485
Return on capital employed (ROCE) (annualised)	N/A	88%	40%	N/A	349%	N/A	38%	24%	N/A	110%
Number of employees at end of period	4,483	2,064	967	81	7,595	3,941	1,254	879	67	6,141

1) Other companies, etc. consist of Densit, companies with no activities, real estate companies, eliminations and the parent company.

2) ROCE is annualised. Average capital employed in Cement is negative due to the negative working capital, see above.

5. Quarterly financial highlights of the Group and main figures and financial ratios by segment

	2005		2006				2007	
DKKm	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
PROFIT AND LOSS ACCOUNT								
Net turnover	2,546	3,147	2,307	2,900	3,207	3,897	3,764	4,504
Gross profit	483	525	502	613	618	869	785	978
Earnings before interest, tax, depreciation, amortisation and special non-recurring items (EBITDA)	141	169	149	206	238	373	354	480
Earnings before interest and tax (EBIT)	99	126	108	162	184	321	309	433
Earnings before tax (EBT)	131	123	115	178	208	423	319	481
Tax for the period	26	(76)	35	53	62	(333)	96	170
Profit/loss for the period, continuing activities	**105**	**199**	**80**	**125**	**146**	**756**	**223**	**311**
Profit/loss for the period, discontinuing activities	(13)	(21)	1	0	11	13	(5)	10
Profit/loss for the period	**92**	**178**	**81**	**125**	**157**	**769**	**218**	**321**
Contribution ratio	19.0%	16.7%	21.8%	21.1%	19.3%	22.3%	20.9%	21.7%
EBITDA ratio	5.5%	5.4%	6.5%	7.1%	7.4%	9.6%	9.4%	10.7%
EBIT ratio	3.9%	4.0%	4.7%	5.6%	5.7%	8.2%	8.2%	9.6%
CASH FLOW								
Cash flow from operating activities	150	958	299	(29)	387	717	223	262
Cash flow from investing activities	13	131	(46)	(35)	(201)	(115)	(102)	(181)
SEGMENT INFORMATION								
Cement								
Net turnover	1,654	2,045	1,459	1,828	1,959	2,437	2,540	2,829
EBITDA	67	58	107	119	94	214	214	299
EBIT	44	33	85	92	72	188	190	277
Contribution ratio	17.9%	13.5%	21.4%	20.0%	16.7%	21.0%	18.6%	20.9%
EBITDA ratio	4.1%	2.8%	7.3%	6.5%	4.8%	8.8%	8.4%	10.6%
EBIT ratio	2.7%	1.6%	5.8%	5.0%	3.7%	7.7%	7.5%	9.8%
Minerals								
Net turnover	544	798	590	720	868	1,098	936	1,287
EBITDA	19	63	30	52	83	133	84	142
EBIT	16	59	25	49	66	118	76	132
Contribution ratio	13.6%	16.8%	16.6%	16.0%	18.0%	21.3%	18.9%	19.0%
EBITDA ratio	3.5%	7.9%	5.1%	7.2%	9.6%	12.1%	9.0%	11.0%
EBIT ratio	2.9%	7.4%	4.2%	6.8%	7.6%	10.7%	8.1%	10.3%
Dansk Eternit Holding								
Net turnover	319	262	236	312	341	327	338	366
EBITDA	23	21	23	43	44	18	37	41
EBIT	13	9	11	31	32	7	25	28
Contribution ratio	29.8%	34.4%	35.2%	36.0%	33.0%	31.8%	34.3%	32.8%
EBITDA ratio	7.2%	8.0%	9.7%	13.8%	12.9%	5.5%	10.9%	11.2%
EBIT ratio	4.1%	3.4%	4.7%	9.9%	9.4%	2.1%	7.4%	7.7%

FLSmidth & Co. A/S
Vigerslev Allé 77
DK-2500 Valby
Denmark
Tel: +45 36 18 18 00
Fax: +45 36 44 11 46
corppr@flsmidth.com
www.flsmidth.com
CVR No. 58180912

FLSmidth Cement
Vigerslev Allé 77
DK-2500 Valby
Denmark
Tel: +45 36 18 10 00
Fax: +45 36 30 18 20
info@flsmidth.com
www.flsmidth.com

FLSmidth Minerals
3235 Schoenersville Road
Bethlehem, PA18017-2103
USA
Tel: +1 610 264 6900
Fax: +1 610 264 6996
www.ffeminerals.com

Dansk Eternit Holding
Sohngårdsholmsvej 2
9000 Aalborg
Denmark
Tel: +45 99 37 22 22
Fax:+45 99 37 23 22
info@deh.dk
www.deh.dk

The Interim Report by FLSmidth & Co. A/S is an English translation of the original Report in Danish which was adopted by the Board of Directors of FLSmidth & Co. A/S. Whereas all possible care has been taken to ensure a true and faithful translation into English, differences between the English and Danish versions may exist in which case the original Danish version shall prevail.

FL

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DATE SUBMITTED: Fri Apr 4 17:18:06 2008

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THE PREFERRED SUPPLIER FOR 125 YEARS

Interim Report 2007 **FLSmidth & Co. A/S**
1 January 2007 - 30 September 2007
(Company Announcement No. 27-2007)

FL

Interim Report
1 January 2007 - 30 September 2007



The Board of Directors and the Corporate Management of FLSmidth & Co. A/S have today reviewed and approved this interim report for the FLSmidth & Co. Group for the period stated above.

Main conclusions

Developments in the first three quarters of 2007

- The order backlog has increased by 37% to DKK 24,940m since the turn of the year (end of 2006: DKK 18,264m).
- The order intake rose 18% to DKK 17,333m in the first three quarters of 2007, up from DKK 14,668m in the same period of the year before.
- The turnover rose 60% to DKK 13,488m in the first three quarters of 2007, up from DKK 8,414m in the same period of the year before.
- Earnings before interest, tax, depreciation and amortisation (EBITDA) rose 143% to DKK 1,442m in the first three quarters of 2007, up from DKK 593m in the same period of the year before, corresponding to an EBITDA ratio of 10.7% (first three quarters of 2006: 7.0%).
- Earnings before interest and tax (EBIT) rose 173% to DKK 1,244m in the first three quarters of 2007, up from DKK 456m in the same period of the year before, corresponding to an EBIT ratio of 9.2% (first three quarters of 2006: 5.4%).
- Earnings before tax (EBT) rose 157% to DKK 1,286m in the first three quarters of 2007, up from DKK 501m in the same period of the year before.
- Cash flow from operating activities (continuing activities) amounted to DKK 979m in the first three quarters of 2007 as against DKK 652m in the same period of the year before.

Significant events in the third quarter of 2007

On 10 August 2007, FLSmidth & Co. acquired GL&V Process, one of the world's leading providers of separation technology for the metal and minerals industries. The total purchase price amounted to CAD 998m (DKK 5.2bn) and the activities acquired have been consolidated as from 10 August 2007. The acquisition includes all shares and voting rights.

Prospects for 2007

The expectations for the cement market in 2007 remain unchanged at 125-150m tonnes per year new contracted cement kiln capacity worldwide (exclusive of China).

FLSmidth & Co. upgrades its expectations for the year's turnover and earnings, cf. the below figures which in accordance with previously announced expectations are inclusive of the recognition of GL&V Process from 10 August 2007:

- Consolidated turnover approximately DKK 20.5bn (previous expectation DKK 19.5-20bn), of which GL&V Process accounts for DKK 1.2bn.
- Earnings before interest and tax, depreciation and amortisation and special non-recurring items (EBITDA) DKK 2.05-2.2bn (previous expectation DKK 1.85-2.0bn), of which GL&V Process accounts for DKK 150m.
- Earnings before interest and tax (EBIT) DKK 1.75-1.9bn (previous expectation DKK 1.55-1.7bn), of which GL&V Process accounts for DKK 0m.
- Earnings before tax (EBT) DKK 1.75-1.9bn (previous expectation DKK 1.55-1.7bn), of which GL&V Process accounts for DKK -100m.

Please address any questions to this announcement to Mr Jørgen Huno Rasmussen, Group CEO, telephone +45 36 18 18 00, from 14.00 hours. A telephone conference regarding the interim report will be held today at 15.00 hours. For further details, please visit www.flsmidth.com.

Group financial highlights

DKKm	Q3 2007	Q3 2006	Q1-Q3 2007	Q1-Q3 2006	Year 2006
PROFIT AND LOSS ACCOUNT					
Net turnover	5,220	3,207	13,488	8,414	12,311
Gross profit	1,134	618	2,897	1,733	2,602
Earnings before interest, tax, depreciation, amortisation and special non-recurring items (EBITDA)	608	238	1,442	593	966
Earnings before interest and tax (EBIT)	506	184	1,244	456	775
Earnings before tax (EBT)	486	208	1,286	501	924
Profit/loss for the period, continuing activities	**322**	**146**	**856**	**351**	**1,107**
Profit/loss for the period, discontinuing activities	3	11	8	12	25
Profit/loss for the period	**325**	**157**	**864**	**363**	**1,132**
CASH FLOW					
Cash flow from operating activities	494	380	979	652	1.372
Acquisition of undertakings and activities	(3,580)	(181)	(3,720)	(179)	(196)
Acquisition of tangible assets	(86)	(56)	(243)	(146)	(249)
Other investments, net	(47)	36	(33)	43	48
Cash flow from investing activities	(3,713)	(201)	(3,996)	(282)	(397)
Cash flow from operating and investing activities of continuing activities	(3,219)	179	(3,017)	370	975
Cash flow from operating and investing activities of discontinuing activities	(23)	29	83	(50)	(75)
WORKING CAPITAL			**277**	**(117)**	**(435)**
NET INTEREST-BEARING RECEIVABLES/(DEBT)			**(2,110)**	**2,399**	**2,847**
ORDER INTAKE	**7,080**	**3,388**	**17,333**	**14,667**	**18,534**
ORDER BACKLOG			**24,940**	**18,108**	**18,264**
BALANCE SHEET					
Long-term assets			7,826	2,024	2,355
Short-term assets			11,072	8,868	9,764
Assets held for sale			11	-	132
Total assets			**18,909**	**10,892**	**12,251**
Consolidated equity			3,814	2,554	3,192
Long-term liabilities			3,604	1,502	1,710
Short-term liabilities			11,491	6,836	7,344
Liabilities regarding assets held for sale			-	-	5
Total equity and liabilities			**18,909**	**10,892**	**12,251**
FINANCIAL RATIOS					
Continuing activities					
Adjusted net operating profit after tax (NOPAT)	794	44	1,623	310	589
Average capital employed	3,128	476	3,603	476	306
Return on capital employed (ROCE), continuing activities (annualised)	**102%**	**37%**	**60%**	**87%**	**192%**
Contribution ratio	21.7%	19.3%	21.5%	20.6%	21.1%
EBITDA ratio	11.6%	7.4%	10.7%	7.0%	7.8%
EBIT ratio	9.7%	5.7%	9.2%	5.4%	6.3%
EBT ratio	9.3%	6.5%	9.5%	6.0%	7.5%
Return on equity (annualised)			33%	19%	39%
Equity ratio			20%	23%	26%
Number of employees at end of period, Group			**9,009**	**6,546**	**6,862**
Number of employees in Denmark			1,679	1,500	1,508
Share and dividend ratios, Group					
CFPS (cash flow per share), DKK (diluted)	9.4	7.2	18.6	12.4	24.3
EPS (earnings per share), DKK (diluted)	6.2	3.0	16.4	7.0	21.7
EPS (earnings per share), DKK (diluted) before effect of purchase price allocation re. GL&V Process	6.7	-	17.0	-	-
FLSmidth & Co. share price, DKK			556	273	359
Number of shares end of period (000s) *			53,200	53,200	53,200
Average number of shares (000s) (diluted)	52,655	52.804	52,616	52,732	52,558
Market capitalisation, DKKm *			29,579	14,524	19,099

The financial ratios have been computed in accordance with the Guidelines issued by the Danish Society of Financial Analysts
* Adjusted for temporary capital increase in the first half of 2006

Management's review for the first three quarters of 2007



Market developments in the third quarter of 2007

Global demand for new cement kiln capacity remains consistently high and shows no sign of flagging. The expectations for the cement market in 2007 remain unchanged at 125-150m tonnes per year new contracted cement kiln capacity worldwide (exclusive of China). The demand for new cement capacity in the third quarter of 2007 covered a wide geographical area. Activity in the market is currently driven by a number of different global and regional factors independent of each other. India remains the largest single market outside China, but Russia is making good progress. Africa and the Middle East continue to show surprising strength, and also in Central and South America activity is increasing.

The high level of investment in the minerals industry continued in the third quarter of 2007 as a result of continued high prices on minerals due to growing demand for minerals mainly from Asia combined with insufficient investments in exploration and extraction of minerals for a number of years. These developments have resulted in yet another quarter characterised by progress in terms of order intake, order backlog, turnover and earnings in the minerals area.
With the constantly rising demand for minerals and a record-high level of investment among minerals producers, this trend is expected to continue over the next 3-5 years. As a result of the acquisition of GL&V Process, FLSmidth Minerals will in future be the sole provider in the market, who is able to offer solutions covering all processes in a typical minerals plant. This is expected to increase the Group's opportunities to benefit from the favourable market conditions.

Developments in the first three quarters of 2007

Order intake and order backlog
The total order intake amounted to DKK 17,333m in the first three quarters of 2007, up 18% on the same period of last year (first three quarters of 2006: DKK 14,667m). The market therefore remains highly active and FLSmidth's market share continues to be strong. Orders received for services and spare parts amounted to DKK 2,765m in the first three quarters of 2007, up 33% on the same period last year (first three quarters of 2006: DKK 2,085m). By the end of the third quarter 2007, the total order backlog was DKK 24,940m, a record high and a 37% increase since the turn of the year (end of 2006: DKK 18,264m).

In the period 10 August – 30 September 2007, GL&V Process has contributed DKK 533m to the order intake and DKK 1,891m to the order backlog by the end of the third quarter of 2007.

For activities in Cement and Minerals with a relatively short turnaround time, the order intake is normally reflected in the turnover after 6-18 months. For large projects, the order intake is typically reflected in the turnover over a period of 24-30 months.

Developments in the order intake and order backlog

CEMENT (DKKm)	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007*	Q2 2007*	Q3 2007*
Order intake	3,440	3,528	4,858	2,054	2,209	2,920	3,813	4,741
Order backlog	8,636	10,742	13,707	13,900	13,531	14,348	15,360	16,942

MINERALS (DKKm)	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007*	Q2 2007*	Q3 2007*
Order intake	801	1,006	1,887	1,334	1,658	1,266	2,387	2,426
Order backlog	2,198	2,690	3,842	4,208	4,733	5,271	6,420	8,744

TOTAL (DKKm)	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007*	Q2 2007*	Q3 2007*
Order intake	4,241	4,534	6,745	3,388	3,867	4,131	6,122	7,080
Order backlog	10,834	13,432	17,549	18,108	18,264	18,854	21,055	24,940

**As from and inclusive of 2007, the segment information for Cement and Minerals will be shown as gross figures, which entails that the total order intake and order backlog consist of Cement, Minerals and eliminations for internal transactions. Internal transactions have been insignificant in previous years*

Management's review for the first three quarters of 2007

Profit and loss account
The turnover in the first three quarters of 2007 amounted to DKK 13,488m, representing a 60% increase on the same period last year (first three quarters of 2006: DKK 8,414m). The positive trend in turnover continued within all main business segments: Cement, Minerals and Dansk Eternit Holding.

The gross profit amounted to DKK 2,897m in the first three quarters of 2007 (first three quarters of 2006: DKK 1,733m), corresponding to a contribution ratio of 21.5% (first three quarters of 2006: 20.6%).
The contribution ratio in the minerals segment rose to 20.5% in the first three quarters of 2007, up from 17.0% in the same period of the year before, and 19.3% in the cement segment, up from 19.2%. The positive development in the gross profit in the first three quarters on the same period last year can primarily be attributed to improved order processing, higher sales prices and reversal of provisions for project risks in connection with the ongoing progress and completion of projects.

During the first three quarters of 2007, investments in research and development amounted to DKK 136m (first three quarters of 2006: DKK 113m), corresponding to 1.0% of the turnover (first three quarters of 2006: 1.3%). In addition, project financed development has taken place in cooperation with customers. In the same period, the company was unable to spend all budgeted funds on research and development due to a lack of engineers with relevant experience. Investments are expected to increase during the coming periods.

Sales, distribution and administrative costs, etc. in the first three quarters of 2007 amounted to DKK 1,455m (first three quarters of 2006: DKK 1,140m) corresponding to 10.8% of the turnover (first three quarters of 2006: 13.5%), and a 28% increase on the same period last year. The significant decline in the cost rate reflects the fact that capacity costs are increasing at a slower pace than turnover due to improved use of capacity and operational gearing.

Earnings before interest and tax, depreciation and amortisation (EBITDA) amounted to DKK 1,442m in the first three quarters of 2007 (first three quarters of 2006: DKK 593m) corresponding to an EBITDA ratio of 10.7% (first three quarters of 2006: 7.0%).

Depreciation and write-downs amounted to DKK 182m in the first three quarters of 2007 (first three quarters of 2006: DKK 132m).

In the third quarter of 2007, the effect of temporary purchase price allocations regarding GL&V Process totalled DKK -43m in the form of amortisation of intangible assets and special non recurring items related to stocks and order backlog.

Earnings before interest and tax (EBIT) in the first three quarters of 2007 amounted to DKK 1,244m (first three quarters of 2006: DKK 456m), a 173% increase on the same period last year.

The first three quarters of 2007 saw an EBIT ratio of 9.2% (first three quarters of 2006: 5.4%), which can be attributed to improved turnover and earnings within all business segments and a DKK 22m profit of the sale of part of the Eternit site in Aalborg in the first quarter of 2007 (recognised in the item Other operating income and costs). Net of the effect of purchase price allocations and the sale of part of the Eternit site, the EBIT ratio was 9.4% in the first three quarters of 2007.

Net financial income amounted to DKK 42m in the first three quarters of 2007 (first three quarters of 2006: DKK 45m).

Earnings before tax (EBT) were DKK 1,286m in the first three quarters of 2007 (first three quarters of 2006: DKK 501m). Taxes for the period amounted to DKK 430m (first three quarters of 2006: DKK 150m) corresponding to an effective tax rate of 33% (first three quarters of 2006: 30%). The expected effective tax rate for 2007 is 33% and is adversely affected by the fact that the value of this year's capitalised Danish tax asset dropped by around DKK 61m due to a reduction in the Danish corporation tax from 28% to 25%. The Group's payable tax rate is, however, somewhat lower than the effective tax rate due to the tax asset.

The profit for the period deriving from the continuing activities amounted to DKK 856m (first three quarters of 2006: DKK 351m).

Balance sheet
The balance sheet total amounted to DKK 18,909m by the end of September 2007 as against 12,251m by the end of 2006. The consolidated equity at the end of September 2007 amounted to DKK 3,814m (end of 2006: DKK 3,192m) corresponding to an equity ratio of 20% (end of 2006: 26%). In the first three quarters of 2007, the return on equity (on an annual basis) amounted to 33% (first three quarters of 2006: 19%).



Management's review for the first three quarters of 2007



Cash flow developments and working capital (continuing activities)
Cash flow from operating activities amounted to DKK 979m in the first three quarters of 2007 (first three quarters of 2006: DKK 652m.). As a consequence of the large pre-payments, the working capital has been negative during the last 1-2 years, but after the acquisition of GL&V Process it is now positive and amounted to DKK 277m by the end of September 2007 (end of 2006: DKK -435m).

Cash flow from investing activities amounted to DKK -3,996m in the first three quarters of 2007 (first three quarters of 2006: DKK -282m). Of this amount, investments in tangible assets amounted to DKK -243m (first three quarters of 2006: DKK -146m) and acquisition of companies and activities amounted to DKK -3,720m (first three quarters of 2006: DKK -179m). As a result of a general expansion of capacity at all the Group's production plants and the recently inaugurated extension of the office facilities in India (FLSmidth House), an extraordinarily high level of investments in tangible assets is expected for 2007.

Cash flow from operating and investing activities (free cash flow) totalled DKK -3,017m in the first three quarters of 2007 (first three quarters of 2006: DKK 370m). Net interest-bearing debt amounted to DKK 2,110m by the end of September 2007 (end of 2006: Net interest-bearing receivables DKK 2,847m).

Segment information

As of and including 2007, segment information is shown as gross figures, which means that intercompany sales between the cement and minerals areas will be eliminated via "Other activities". Intercompany transactions have been insignificant in previous years.

Cement
The total order intake within the cement segment amounted to DKK 11,474m in the first three quarters of 2007, up 10% on the same period last year (first three quarters of 2006: DKK 10,440m). Large orders received in the third quarter of 2007 came from Russia, Syria and Colombia and several minor orders came from India and China. Orders received for services and spare parts amounted to DKK 1,541m in the first three quarters of 2007, up 19% on the same period last year (first three quarters of 2006: DKK 1,295m).

By the end of September 2007, the order backlog amounted to DKK 16,942m, up 25% since the turn of the year (end of 2006: DKK 13,531m).

In the third quarter of 2007, FLSmidth received an order from Eurocement in Russia for the supply of machinery and equipment for a new energy optimised cement production line. The new line with a capacity of 6,000 tonnes per day will replace the existing line at Eurocement's plant near Podgorensky, 600 kilometres southeast of Moscow. Signed with the largest cement producer on the Russian market, the order is strategically very important for FLSmidth. The Russian market is expected to see growing activity in the coming years as a result of high economic growth combined with a pressing need for modernisation of the production facilities. The installed capacity in Russia currently amounts to around 50m tonnes per year of which 85% is based on wet process kilns that consume around 30-50% more energy than corresponding modern dry process kilns.

The turnover in Cement in the first three quarters of 2007 amounted to DKK 8,361m, up 59% on the same period last year (first three quarters of 2006: DKK 5,246m). Turnover is now beginning to reflect the significant growth in order intake over the past years since the major projects are typically delivered within a time span of 24-30 months.

The contribution ratio achieved in Cement is higher than in the same period of last year, which can be attributed to improved order processing, higher prices and reversal of provisions for project risks in connection with the ongoing progress and completion of projects. These factors have partially offset the previously announced expectations of a negative margin effect in the second half of 2007 resulting from the change in product portfolio.

The EBIT ratio is also higher than in the same period of last year, which in addition to the above mentioned improvements in the contribution ratio mainly can be attributed to higher capacity utilisation and operational gearing. The EBIT result in the first three quarters of 2007 amounted to DKK 738m (first three quarters of 2006: DKK 250m), which is a 195% increase on the same period last year. The first three quarters of 2007 saw an EBIT ratio of 8.8% (first three quarters of 2006: 4.8%).

Management's review for the first three quarters of 2007

In Cement, the prospects for 2007 are now a turnover of approximately DKK 12bn (previously DKK 11.5-12bn) and an EBIT ratio of around 8-9% (previously around 7-8%)

Minerals

Acquisition of GL&V Process
On 10 August 2007, FLSmidth & Co. signed a final agreement with the Board of Directors of Groupe Laperrière & Verreault Inc. (GL&V), a listed Canadian group, to acquire the latter's Process Division (GL&V Process) which is among the world's leading providers of separation technology for the metal and minerals industries. The activities acquired in GL&V Process consist of the companies Dorr-Oliver Eimco and Krebs Engineers, which in future will be part of FLSmidth Minerals. Dorr-Oliver Eimco and Krebs Engineers were consolidated as from 10 August 2007.

The total purchase price amounts to CAD 998m (approx. DKK 5.2bn):

	CADm	DKKbn
Acquisition of shares	840	4.3
Net interest-bearing debt	110	0.6
Future liabilities	33	0.2
Costs of transaction	15	0.1
Total purchase price	998	5.2

The purchase of GL&V Process affects cash flow from investments by DK 3.5bn:

	DKKbn
Acquisition of shares	4.3
Cash acquired	-0.9
Costs of transaction	0.1
Effect on cash flow from investments	3.5

With the acquisition of Dorr-Oliver Eimco and Krebs Engineers, FLSmidth has taken a major step in the implementation of its global growth strategy in Minerals. The aim of the strategy is to ensure that the Group's minerals activities obtain the same size and strength as its cement activities. The acquisition therefore entails a reduction of the Group's long-term risk in relation to cyclical markets. FLSmidth Minerals is an expert in pyrotechnology, materials handling, crushing and grinding of minerals, whereas GL&V Process has specialised in the downstream separation processes. So combined, the two companies' products cover all important technologies in a typical mineral processing plant. The joint company will be the global market leader in crushers, mills, hydrocyclones, flotation, sedimentation, materials handling and calcining.

GL&V Process is recognised in the balance sheet as at 30 September 2007 with a goodwill of DKK 3.1bn, other intangible assets of DKK 1.3bn, tangible assets of DKK 0.1bn and financial assets of DKK 0.1bn. The balance sheet items for GL&V Process are consolidated on the basis of a preliminary opening balance sheet as at 10 August 2007 and are therefore based on a preliminary valuation in the consolidated balance sheet as at 30 September 2007.

The Annual Report will include a full presentation of the preliminary opening balance sheet prepared in accordance with IFRS 3. Adjustments up to 12 months from the date of acquisition may occur in the opening balance sheet, the period for which the opening balance sheet is considered preliminary. In the period 10 August 2007- 30 September 2007 a turnover of DKK 417 and earnings before interest and tax (EBIT) of DKK 0m were posted. The results have not given rise to a change in expectations for Dorr-Oliver Eimco and Krebs Engineers, as they are developing according to plan.

The total order intake in Minerals in the first three quarters of 2007 amounted to DKK 6,079m (first three quarters of 2006: DKK 4,227m), a 44% increase compared with the same period last year, of which DKK 533m relates to GL&V Process. In the third quarter of 2007, FLSmidth Minerals has received several major orders from regional and global mining companies in South Africa, India, Chile, Columbia and Brazil.

The strong momentum in Minerals, which covers a wide geographical area, and in all business areas of FLSmidth Minerals, is expected to continue in the medium term.

Orders received for services and spare parts amounted to DKK 1,253m in the first three quarters of 2007, up 59% on the same period last year (first three quarters of 2006: DKK 790m), which, among other things, can be attributed to the acquisition of Excel Foundry & Machine in July 2006.

By the end of the first three quarters of 2007, the order backlog amounted to DKK 8,744m, up 85% since the turn of the year (end of 2006: DKK 4,733m), of which DKK 1,891 relates to GL&V Process.

The turnover in Minerals in the first three quarters of 2007 amounted to DKK 4,098m, up 88% on the same period last year (first three quarters of 2006: DKK 2,178m). The EBIT result amounted to DKK 378m in the first three quarters of 2007 (first three quarters of 2006: DKK 140m), corresponding to an EBIT ratio of 9.2% (first three quarters of 2006: 6.4%). Exclusive of the effect of purchase price allocations, the EBIT ratio was 10.3% in the first three quarters of 2007. The increase in turnover on the same period last year is a result of a larger order backlog at the start of the period combined with a series of acquisitions over the last 1-2 years. The growing earnings from operations reflect higher sales prices, improved order processing, more efficient use of capacity and resulting operational gearing.

Management's review for the first three quarters of 2007



For Minerals, the prospects for 2007 are upgraded to a turnover of around DKK 7bn (previously around DKK 6.7bn) and an EBIT ratio before special non recurring items and amortisation regarding the acquisition of GL&V Process of around 10-11% (previously around 10%). GL&V Process was consolidated as from 10 August 2007 and is included in the above expectations with a turnover of around DKK 1.2bn and an EBIT ratio of 12% before the effect of purchase price allocations and restructuring costs, but DKK 0m after the effect the latter.

Dansk Eternit Holding
In the first three quarters of 2007, Dansk Eternit Holding posted a turnover of DKK 1,071m, up 20% on the same period last year (first three quarters of 2006: DKK 889m). Activity remained high in all markets in the first three quarters of 2007 due to the mild winter and the favourable business climate in the European building and construction industry. All production plants are operating at full capacity, but are not able to cope with demand. Capacity enhancements are on the way at a number of existing production plants.

The EBIT result amounted to DKK 95m in the first three quarters of 2007 (first three quarters of 2006: DKK 74m), corresponding to an EBIT ratio of 8.9% (first three quarters of 2006: 8.3%).

The expectations for 2007 for Dansk Eternit Holding remain a turnover of approximately DKK 1.4bn and an EBIT ratio of approximately 9%.

Other activities, etc.
In the first three quarters of 2007 Densit posted a turnover of DKK 130m (first three quarters of 2006: DKK 107m) and an EBIT result of DKK 14m (first three quarters of 2006: DKK 6m).

The first quarter of 2007 saw a DKK 22m profit from the sale of part of the Eternit site in Aalborg, which amount is recognised in EBIT under Other activities, etc.

Events occurring after the balance sheet date

On 7 November 2007, FLSmidth & Co. announced that the company had signed a contract with LLC "Cement" for the supply of a new complete energy and environmentally optimised greenfield cement plant at St. Petersburg in Russia valued at slightly more than DKK 950m.

On 25 October 2007, FLSmidth & Co. announced that the company had agreed to sell Densit A/S to Illinois Tool Works Inc. (ITW). The sale will take place in an all share deal. The parties have agreed not to disclose the selling price. The sale of Densit will affect FLSmidth's EBIT result positively by around DKK 80m in 2007. Densit's earnings in the first ten months of 2007 will be included in the FLSmidth & Co. A/S consolidated accounts for 2007.

On 18 October FLSmidth & Co. announced that FLSmidth Minerals has been awarded a contract to provide two mobile overburden handling systems to Fortescue Metals Group's iron ore mine in the Pilbara region of Australia. The parties have agreed not to disclose the value of the contract sum. The equipment will be supplied by FLSmidth Minerals' subsidiary FLSmidth RAHCO Inc. After its acquisition of RAHCO at the beginning of 2007, FLSmidth Minerals is capable of handling larger projects than before.

On 8 October 2007, FLSmidth announced that as part of its strategy to reduce the effect of the cyclical element in sales of new cement and mineral plants, the company had taken up long-term operation and maintenance of cement plants. After one year's development of the concept, FLSmidth has signed a contract worth DKK 275m (EUR 37m) for the operation and maintenance of a cement plant in Egypt built by FLSmidth. The customer, Arabian Cement Company (ACC), has entrusted FLSmidth with the day-to-day operation and maintenance of the new cement plant for five years starting from the inauguration in early 2008.

Management's review for the first three quarters of 2007

Prospects for 2007

For the whole of 2007, the company continues to expect favourable market conditions and a high level of activity. The acquision of GL&V Process and the sale of Densit are included in the below expectations for 2007.

FLSmidth & Co. upgrades its expectations for the year's turnover and earnings as follows:

- Consolidated turnover around DKK 20.5bn (previous expectation: DKK 19.5-20bn)
- Earnings before interest and tax, depreciation and amortisation and special non-recurring items (EBITDA) amount to DKK 2.05-2.2bn (previous expectation DKK 1.85-2.0bn)
- Earnings before interest and tax (EBIT) DKK 1.75-1.9bn (previous expectation: DKK 1.55-1.7bn)
- Earnings before tax (EBT) DKK 1.75-1.9bn (previous expectation DKK 1.55-1.7bn)
- Cash flow from operating activities (CFFO) approximately DKK 1,000m (previous expectation DKK 600m)
- Cash flow from investments exclusive of acquisitions approximately DKK 450m (previous expectation approximately DKK 500m)
- In 2007, an effective tax rate of approximately 33% is expected inclusive of adjustment of tax asset, whereas the payable tax is expected to amount to approximately 20%.
- For the individual business areas, the prospects for 2007 are as follows:

Cement	Turnover approx. DKK 12bn (previously DKK 11.5-12bn)	EBIT ratio approx. 8-9% (previously 7-8%)
Minerals	Turnover approx. DKK 7bn (previously approx. DKK 6.7bn)	EBIT ratio 10-11% (before non-recurring items and amortisation regarding GL&V Process) (previously approx.10%)
DEH	Turnover approx. DKK 1.4bn	EBIT ratio approx. 9%

- The prospects of Cement for 2007 are based on an unchanged market share and a total global market for new cement kiln capacity of 125-150m tonnes per year (exclusive of China).

GL&V Process was consolidated as from 10 August and is included in the above expectations for 2007 as follows:

- Consolidated turnover DKK 1.2bn (FLSmidth Minerals)
- EBIT ratio (before effect of purchase price allocations, etc.) approx. 12%
- Amortisation of intangible assets DKK -30m.
- Special items regarding stocks and order backlog DKK -90m.
- Cost of restructuring DKK -20m.
- Expected EBIT impact DKK 0m (FLSmidth Minerals)
- Financial items DKK -100m (Group level)
- Expected EBT impact DKK -100m (Group level)

Purchase price allocations have been temporarily calculated.

For the whole of 2007 the following proforma accounting figures for GL&V Process are expected:

- Consolidated turnover approximately DKK 3bn
- EBIT ratio (before effect of purchase price allocations, etc.) approx. 12%

Following the acquisition of GL&V Process, annual synergies within a time frame of 2-3 years are expected to be around DKK 200m at EBIT level. They consist partly of cost synergies of around DKK 20m, and partly of expected additional sales of around DKK 1.0bn with an EBIT result of around DKK 180m.

In connection with the release of the annual report for 2006 it was announced that the Group expected an EBIT ratio of 7-8% in 2007 and 2008 depending on the breakdown of turnover into products and business areas. These expectations were based on the market prospects at that time. Since then both the cement and the minerals markets have grown and GL&V has been acquired. The expectations for the EBIT ratio in 2008 will be reconsidered in connection with the release of the Annual Report for 2007.

Incentive plan

As at 30 September 2007, there were a total of 528,702 unexercised options under other share option plans, and the fair value of them was DKK 153m. The fair value is calculated by means of a Black-Scholes model based on a current share price of 556, a volatility of 29.32% and a risk free interest rate of 4.5%. The effect of the plan on the profit and loss account amounted to DKK 7m in the first three quarters of 2007 (first three quarters of 2006: DKK 14m).

Accounting policies

The Interim Report for the first three quarters of 2007 has been presented in accordance with IAS 34 and additional Danish information requirements regarding interim reporting of listed companies. No auditing nor review of the Interim Report has taken place. The accounting policies are unchanged from those adopted in the 2006 Annual Report. Reference is made to page 46 in the 2006 Annual Report for further details. Financial reporting standards and interpretations, that have been decided but are not yet in force, have not been adopted in this Interim Report. None of these standards and interpretations are likely to have any significant impact on the Group's presentation of accounts.

Management's review for the first three quarters of 2007

Estimates by Board and Management

The measurement of a few recognised assets and liabilities, as well as contingent assets and liabilities, derives from estimates by the Board and Management which are based on historical experience and relevant assumptions. Reference is made to page 46 in the 2006 Annual Report for further details regarding the items for which estimates by Board and Management are primarily applicable when presenting the consolidated accounts.

Capital structure

It is the general objective of FLSmidth & Co. to ensure a capital structure where the financial net debt must be 1-3 times EBITDA. Financial net debt is defined as NIBD adjusted for outstanding guarantees.

As at 30 September 2007, the financial net debt was DKK 7,999m (end of 2006: DKK 1,776m), corresponding to 4.0 times EBITDA for the last 12 months (including GL&V Process proforma) (end of 2006: 1.9), which means that, temporarily, the objective for financial gearing has not been fulfilled due to the acquisition of GL&V Process.

Own shares

FLSmidth & Co.'s holding of own shares at 30 September 2007 totalled 836,225 representing 1.6% of the share capital (31 December 2006: 1,062,092).

Financial calendar 2008

28 February 2008:	Annual Report 2007
17 April 2008:	Annual General Meeting
22 May 2008:	Interim report for 1st quarter 2008
21 August 2008:	Interim report for the 1st half of 2008
20 November 2008:	Interim report for the first three quarters of 2008



Statement by the Board and Management on the Interim Report

The Board of Directors and the Management have reviewed and adopted the FLSmidth & Co. Group Interim Report for 1 January 2007 to 30 September 2007. The Interim Report, which is unaudited, is presented in conformity with the International Accounting Standards (IAS 34), as approved by EU, and additional Danish disclosure requirements for interim reports of companies listed on the Stock Exchange.

We consider the accounting policies appropriate in order to give a true and fair view of the Group's assets and liabilities and financial standing as at 30 September 2007 and of the financial results of the Group's activities and cash flows in the period from 1 January 2007 to 30 September 2007.

Copenhagen, 27 November 2007

Corporate Management

Jørgen Huno Rasmussen	Poul Erik Tofte	Bjarne Moltke Hansen	Christian Jepsen
Group CEO	*Group Executive Vice President (CFO)*	*Group Executive Vice President*	*Group Executive Vice President*

Board of Directors

Jørgen Worning	Jens S. Stephensen	Jens Palle Andersen	Torkil Bentzen
Chairman	*Vice Chairman*		
Frank Lund	Jesper Ovesen	Johannes Poulsen	Bo Steffensen
Søren Vinther			

Consolidated profit and loss account

Notes	DKKm	Q3 2007	Q3 2006	Q1-Q3 2007	Q1-Q3 2006
	Net turnover	5,220	3,207	13,488	8,414
	Production costs	4,086	2,589	10,591	6,681
	Gross profit	**1,134**	**618**	**2,897**	**1,733**
	Sales and distribution costs	264	180	700	529
	Administrative costs	279	222	840	670
	Other operating income and costs	17	22	85	59
	Earnings before interest, tax, depreciation, amortisation and special non-recurring items (EBITDA)	**608**	**238**	**1,442**	**593**
	Special non-recurring items	12	7	16	5
	Depreciation and write-downs of tangible assets	43	36	111	98
	Amortisation and write-downs of intangible assets	47	11	71	34
	Earnings before interest and tax (EBIT)	**506**	**184**	**1,244**	**456**
	Financial income	438	46	792	320
	Financial costs	458	22	750	275
	Earnings before tax (EBT)	**486**	**208**	**1,286**	**501**
	Tax for the period	164	62	430	150
	Profit/loss for the period, continuing activities	**322**	**146**	**856**	**351**
	Profit/loss for the period, discontinuing activities	3	11	8	12
	Profit/loss for the period	**325**	**157**	**864**	**363**
	To be distributed as follows:				
	Minority shareholders' share of profit/loss for the period	-	-	-	(5)
	FLSmidth & Co. A/S shareholders' share of profit/loss for the period	325	157	864	368
		325	**157**	**864**	**363**
2	Earnings per share (EPS)				
	Continuing and discontinuing activities	6.2	3.0	16.5	7.0
	Continuing and discontinuing activities, diluted	6.2	3.0	16.4	7.0
	Continuing activities	6.1	2.8	16.4	6.8
	Continuing activities, diluted	6.1	2.8	16.3	6.8

Consolidated cash flow statement

DKKm	Q1-Q3 2007	Q1-Q3 2006
Notes		
Cash flow from operating activities		
Earnings before interest, tax, depreciation, amortisation and special non-recurring items (EBITDA)	1,442	585
Adjustment for profits/losses on sale of fixed assets and exchange rate adjustments, etc.	(86)	(19)
Adjusted earnings before interest, tax, depreciation, amortisation and special non-recurring items (EBITDA)	**1,356**	**566**
Change in provisions	94	56
Change in working capital	(283)	110
Cash flow from operating activities before financial items and tax	**1,167**	**732**
Financial payments received and made	21	30
Corporation taxes paid	(209)	(110)
Cash flow from operating activities	**979**	**652**
Cash flow from investing activities		
Acquisition and disposal of undertakings and activities	(3,720)	(179)
Acquisition of intangible assets	(50)	(19)
Acquisition of tangible assets	(243)	(146)
Acquisition of financial assets	(10)	51
Disposal of intangible and tangible assets	27	(14)
Disposal of financial assets		25
Cash flow from investing activities	**(3,996)**	**(282)**
Cash flow from operating and investing activities, continuing activities	**(3,017)**	**370**
Cash flow from operating and investing activities, discontinuing activities	**83**	**(50)**
Cash flow from operating and investing activities, total	**(2,934)**	**320**
Cash flow from financing activities		
Dividend	(366)	(368)
Capital increase	-	6,161
Acquisition of own shares	(12)	(6,238)
Disposal of own shares	28	51
Changes in other net interest-bearing receivables	1,482	(119)
Cash flow from financing activities	**1,132**	**(513)**
Changes in cash funds	**(1,802)**	**(193)**
Cash funds at 1 January	2,766	2,568
Cash funds at 30 September	964	2,375

The cash flow statement cannot be derived from the published financial information only.

Assets

DKKm		End of Q3 2007	End of 2006
Notes			
	Goodwill	3,367	131
	Other intangible assets	2,239	178
	Intangible assets	**5,606**	**309**
	Land and buildings	731	605
	Plant and machinery	454	395
	Operating equipment, fixtures and fittings	184	114
	Tangible assets in course of construction	65	105
	Tangible assets	**1,434**	**1,219**
	Investments in associated undertakings	6	7
	Other securities and investments	67	47
	Other financial assets	7	9
	Pension assets	18	2
	Deferred tax assets	688	762
	Financial assets	**786**	**827**
	Total long-term assets	**7,826**	**2,355**
	Stocks	**1,291**	**832**
	Trade debtors	4,135	3,087
	Work-in-progress for third parties	3,692	2,338
	Amounts owed by associated undertakings	-	3
	Other debtors	614	338
	Prepayments	127	34
	Debtors	**8,568**	**5,800**
	Bonds and listed shares	249	366
	Securities	**249**	**366**
	Cash funds	**964**	**2,766**
	Total short-term assets	**11,072**	**9,764**
	Assets held for sale	**11**	**132**
	TOTAL ASSETS	**18,909**	**12,251**

Equity and liabilities

DKKm	End of Q3 2007	End of 2006
Notes		
Share capital	1,064	1,064
Exchange rate adjustments regarding translation of investments	(114)	(85)
Exchange rate adjustments regarding hedging transactions	119	(2)
Retained earnings	2,736	1,839
Proposed dividend	-	372
FLSmidth & Co. A/S shareholders' share of equity	**3,805**	**3,188**
Minority interests' share of equity	**9**	**4**
Total equity	**3,814**	**3,192**
Deferred tax liabilities	636	28
Pension liabilities	266	97
Other provisions	1,237	808
Mortgage debt	177	149
Currency loans, lease commitments and bank loans	12	12
Prepayments from customers	1,276	616
Long-term liabilities	**3,604**	**1,710**
Mortgage debt	31	50
Currency loans, lease commitments and bank loans	2,874	82
Prepayments from customers	2,486	2,194
Work-in-progress for third parties	2,183	1,586
Trade creditors	2,235	1,859
Corporation tax payable	223	129
Other liabilities	927	676
Other provisions	459	656
Deferred income	73	112
Short-term liabilities	**11,491**	**7,344**
Total liabilities	**15,095**	**9,054**
Liabilities regarding assets held for sale	**-**	**5**
TOTAL EQUITY AND LIABILITIES	**18,909**	**12,251**

Consolidated equity

DKKm	Share capital	Exchange rate adjustments re translation of investments	Exchange rate adjustments re hedging transactions	Retained earnings etc.	Proposed dividend	FLSmidth & Co. A/S share-holders' share	Minority shareholders' share	Total
Equity at 1 January 2006	1,064	(122)	117	1,213	372	2,644	4	2,648
Total income for the period	-	(74)	15	351	-	292	(5)	287
Capital increase due to exchange of shares	477			5,684		6,161		6,161
Dividend paid					(368)	(368)		(368)
Dividend, own shares				4	(4)	-		-
Share-based payment, share options				5		5		5
Disposal of own shares				51		51		51
Acquisition of own shares				(6,238)		(6,238)		(6,238)
Additions and disposals of minority interests						-	8	8
Transfer between reserves		127	(127)			-		-
Equity at 30 September 2006	1,541	(69)	5	1,070	-	2,547	7	2,554
Equity at 1 January 2007	1,064	(85)	(2)	1,839	372	3,188	4	3,192
Total income for the period	-	(29)	121	866	-	958	-	958
Dividend paid					(366)	(366)		(366)
Dividend, own shares				6	(6)	-		-
Share-based payment, share options				9		9		9
Disposal of own shares				28		28		28
Acquisition of own shares				(12)		(12)		(12)
Additions and disposals of minority interests						-	5	5
Equity at 30 September 2007	1,064	(114)	119	2,736	-	3,805	9	3,814

Share capital movements:	No. of shares
Share capital at 1 Jan. 2007 (acc. to 2006 Annual Report)	53,200,000
Share capital at 30 September 2007	53,200,000

The nominal value of each share is DKK 20 and each share constitutes one vote.

Own shares:		No. of shares
Own shares at 1 January 2007 (acc. to 2006 Annual Report)		1,062,092
Acquisitions		26,272
Share options exercised		(247,729)
Employee shares in connection with the 125th anniversary	(107,900)	
- set aside in the Annual Report for 2006	103,490	(4,410)
Own shares at 30 September 2007		836,225

Corresponding to 1.58% of the share capital.

DKKm	Share capital	Exchange rate adjustments re translation of investments	Exchange rate adjust-ments re hedging transactions	Retained earnings etc.	Proposed dividend	FLSmidth & Co. A/S share-holders' share	Minority shareholders' share	Total
Total income for the period is specified as follows:								
Exchange rate adjustments regarding translation of investments		(74)				(74)		(74)
Transferrred to profit and loss account re hedging of future transactions			15			15		15
Recognised actuarial gains and losses on benefit-based pension plans				(15)		(15)		(15)
Other equity adjustments				(2)		(2)		(2)
Recognised directly in the equity	-	(74)	15	(17)	-	(76)	-	(76)
Profit/loss for the period				368		368	(5)	363
Total income for the period 30 September 2006	-	(74)	15	351	-	292	(5)	287
Exchange rate adjustments regarding translation of investments		(29)				(29)		(29)
Transferred to profit and loss account re hedging of future transactions			121			121		121
Recognised actuarial gains and losses on benefit-based pension plans						-		-
Other equity adjustments				2		2		2
Recognised directly in the equity	-	(29)	121	2	-	94		94
Profit/loss for the period				864		864		864
Total income for the period 30 September 2007	-	(29)	121	866	-	958	-	958

List of notes and notes to the appendices of the Interim Report

1. Profit and loss account classified by function
2. Earnings per share (EPS)
3. Contingent assets and liabilities
4. Breakdown of the Group by segments, continuing activities
5. Quarterly financial highlights of the Group and financial ratios by segment

1. Profit and loss account classified by function

It is Group policy to draw up the profit and loss account based on an adapted classification of the costs by function in order to show the 'Earnings before interest, tax, depreciation and amortisation (EBITDA). Depreciation and write-downs on tangible assets and amortisation and write-downs on intangible assets are thus separated from the relevant functions and presented on separate lines. The profit and loss account classified by function with distribution of depreciation, amortisation and write-downs appears from the following:

DKKm	Q3 2007	Q3 2006	Q1-Q3 2007	Q1-Q3 2006
Net turnover	5,220	3,207	13,488	8,414
Production costs	4,139	2,614	10,686	6,746
Gross profit	**1,081**	**593**	**2,802**	**1,668**
Sales and distribution costs	266	181	704	532
Administrative costs	314	243	923	734
Other operating income and costs	17	22	85	59
Special non-recurring items	12	7	16	5
Earnings before interest and tax (EBIT)	**506**	**184**	**1,244**	**456**
Financial income	438	46	792	320
Financial costs	458	22	750	275
Earnings before tax (EBT)	**486**	**208**	**1,286**	**501**
Tax for the period	164	62	430	150
Profit/loss for the period, continuing activities	**322**	**146**	**856**	**351**
Profit/loss for the period, discontinuing activities	3	11	8	12
Profit/loss for the period	**325**	**157**	**864**	**363**

2. Earnings per share (EPS)

DKKm	Q3 2007	Q3 2006	Q1-Q3 2007	Q1-Q3 2006
Earnings				
FLSmidth & Co. A/S shareholders' share of profit/loss for the period	325	157	864	368
FLSmidth & Co. Group profit/loss from discontinuing activities	3	11	8	12
Number of shares, average				
Number of shares issued	53,200,000	77,056,185	53,200,000	65,126,524
Adjustment for own shares	(834,790)	(24,483,908)	(880,493)	(12,780,303)
Potential increase of shares in circulation, in-the-money options (element of gain)	289,546	231,413	296,334	385,504
	52,654,756	52,803,690	52,615,841	52,731,725
Earnings per share				
• Continuing and discontinuing activities per share, DKK	6.2	3.0	16.5	7.0
• Continuing and discontinuing activities, diluted, per share, DKK	6.2	3.0	16.4	7.0
• Continuing activities per share, DKK	6.1	2.8	16,4	6.8
• Continuing activities, diluted, per share, DKK	6.1	2.8	16.3	6.8

Non-diluted earnings per share from discontinuing activities amount to DKK 0.1.

3. Contingent assets and liabilities

Contingent liabilities at 30 September 2007 amount to DKK 6.2bn (end of 2006 DKK 4.7bn), including performance and payment guarantees amounting to DKK 5.9bn (end of 2006 DKK 4.6bn). Reference is made to note 28 in the 2006 Annual Report for a general description of the nature of the Group's contingent liabilities.

4. Breakdown of the Group by segments, continuing activities

DKKm	Q1-Q3 2007					Q1-Q3 2006				
	Cement	Minerals	Dansk Eternit Holding	Other activities etc. 1	Continuing activities total	Cement	Minerals	Dansk Eternit Holding	Other activities etc. 1	Continuing activities total
PROFIT AND LOSS ACCOUNT										
Net turnover	**8,361**	**4,098**	**1,071**	**(42)**	**13,488**	**5,246**	**2,178**	**889**	**101**	**8,414**
Production costs	6,749	3,256	701	(115)	10,591	4,241	1,807	581	52	6,681
Gross profit	**1,612**	**842**	**370**	**73**	**2,897**	**1,005**	**371**	**308**	**49**	**1,733**
Sales, distr., admin. and other operating items	796	394	238	27	1,455	678	214	198	50	1,140
Earnings before interest, tax, depr., amort. and special non-recurring items (EBITDA)	**816**	**448**	**132**	**46**	**1,442**	**327**	**157**	**110**	**(1)**	**593**
Special non-recurring items	-	9	-	7	16	6	-	-	(1)	5
Depreciation and write-downs of tangible assets	46	24	36	5	111	43	13	35	7	98
Amortisation and write-downs of intangible assets	32	37	1	1	71	28	4	1	1	34
Earnings before interest and tax (EBIT)	**738**	**378**	**95**	**33**	**1,244**	**250**	**140**	**74**	**(8)**	**456**
Net financial income and costs	31	89	(6)	(72)	42	61	2	(9)	(9)	45
Earnings before tax (EBT)	**769**	**467**	**89**	**(39)**	**1,286**	**311**	**142**	**65**	**(17)**	**501**
Tax for the period	254	168	16	(8)	430	93	43	20	(6)	150
Profit/loss for the period	**515**	**299**	**73**	**(31)**	**856**	**218**	**99**	**45**	**(11)**	**351**
ORDER INTAKE	**11,474**	**6,079**	**-**	**(220)**	**17,333**	**10,441**	**4,227**	**-**	**-**	**14,668**
ORDER BACKLOG	**16,942**	**8,744**	**-**	**(746)**	**24,940**	**13,900**	**4,208**	**-**	**-**	**18,108**
CASH FLOW										
Cash flow from operating activities	**853**	**178**	**64**	**(116)**	**979**	**235**	**358**	**38**	**21**	**652**
Acquisition and disposal of undertakings and activities	-	(3,720)	-	-	(3,720)	-	(181)	-	2	(179)
Acquisition of tangible assets	(133)	(46)	(58)	(7)	(244)	(83)	(18)	(37)	(8)	(146)
Other investment, net	(34)	(4)	-	6	(32)	33	8	2	-	43
Cash flow from investing activities	**(167)**	**(3,770)**	**(58)**	**(1)**	**(3,996)**	**(50)**	**(191)**	**(35)**	**(6)**	**(282)**
Cash flow from operating and investing activities	**686**	**(3,592)**	**6**	**(117)**	**(3,017)**	**185**	**167**	**3**	**15**	**370**
WORKING CAPITAL	**(776)**	**740**	**238**	**75**	**277**	**(378)**	**67**	**240**	**(46)**	**(117)**
NET INTEREST-BEARING RECEIVABLES/(DEBT)	**1,354**	**(1,924)**	**(68)**	**(1,472)**	**(2,110)**	**2,454**	**246**	**10**	**(311)**	**2,399**
BALANCE SHEET										
Intangible assets	153	5,341	51	61	5,606	137	123	31	4	295
Tangible assets	564	309	394	167	1,434	516	184	346	194	1,240
Financial assets	1,247	120	40	(621)	786	371	45	69	4	489
Short-term assets	8,551	6,289	840	(4,608)	11,072	7,269	1,699	752	(852)	8,868
Assets held for sale	11	-	-	-	11	-	-	-	-	-
Total assets	**10,526**	**12,059**	**1,325**	**(5,001)**	**18,909**	**8,293**	**2,051**	**1,198**	**(650)**	**10,892**
Consolidated equity	2,311	2,920	235	(1,652)	3,814	2,053	526	263	(288)	2,554
Liabilities	8,215	9,139	1,090	(3,349)	15,095	6,240	1,525	935	(362)	8,338
Liabilities regarding assets held for sale	-	-	-	-	-	-	-	-	-	-
Total equity and liabilities	**10,526**	**12,059**	**1,325**	**(5,001)**	**18,909**	**8,293**	**2,051**	**1,198**	**(650)**	**10,892**
FINANCIAL RATIOS										
Contribution ratio	19.3%	20.5%	34.5%	N/A	21.5%	19.2%	17.0%	34.6%	N/A	20.6%
EBITDA ratio	9.8%	10.9%	12.3%	N/A	10.7%	6.2%	7.2%	12.4%	N/A	7.0%
EBIT ratio	8.8%	9.2%	8.9%	N/A	9.2%	4.8%	6.4%	8.3%	N/A	5.4%
EBT ratio	9.2%	11.4%	8.3%	N/A	9.5%	5.9%	6.5%	7.3%	N/A	6.0%
RETURN ON CAPITAL EMPLOYED (ROCE) 2										
Adjusted net operating profit after tax (NOPAT)	676	377	98	472	1,623	113	110	52	35	310
Average capital employed	155	3,057	303	88	3,603	(41)	298	242	(23)	476
Return on capital employed (ROCE) (annualised)	**582%**	**16%**	**43%**	**N/A**	**60%**	**N/A**	**49%**	**29%**	**N/A**	**87%**
Number of employees at end of period	**4,771**	**3,100**	**1,059**	**79**	**9,009**	**4,114**	**1,475**	**886**	**71**	**6,546**

1) Other companies, etc. consist of Densit, companies with no activities, real estate companies, eliminations and the parent company.

2) ROCE is annualised. Average capital employed in Cement is negative due to the negative working capital, see above.

5. Quarterly financial highlights of the Group and main figures and financial ratios by segment

	2005	2006				2007		
DKKm	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
PROFIT AND LOSS ACCOUNT								
Net turnover	3,147	2,307	2,900	3,207	3,897	3,764	4,504	5,220
Gross profit	525	502	613	618	869	785	978	1,134
Earnings before interest, tax, depreciation, amortisation and special non-recurring items (EBITDA)	169	149	206	238	373	354	480	608
Earnings before interest and tax (EBIT)	126	108	162	184	321	305	433	506
Earnings before tax (EBT)	123	115	178	208	423	319	481	486
Tax for the period	(76)	35	53	62	(333)	96	170	164
Profit/loss for the period, continuing activities	**199**	**80**	**125**	**146**	**756**	**223**	**311**	**322**
Profit/loss for the period, discontinuing activities	(21)	1	0	11	13	(5)	10	3
Profit/loss for the period	**178**	**81**	**125**	**157**	**769**	**218**	**321**	**325**
Contribution ratio	16.7%	21.8%	21.1%	19.3%	22.3%	20.9%	21.7%	21.7%
EBITDA ratio	5.4%	6.5%	7.1%	7.4%	9.6%	9.4%	10.7%	11.6%
EBIT ratio	4.0%	4.7%	5.6%	5.7%	8.1%	8.1%	9.6%	9.7%
CASH FLOW								
Cash flow from operating activities	958	299	(29)	387	717	223	262	494
Cash flow from investing activities	131	(46)	(35)	(201)	(115)	(102)	(181)	(3.713)
SEGMENT INFORMATION								
Cement								
Net turnover	2,045	1,459	1,828	1,959	2,437	2,540	2,829	2,992
EBITDA	58	107	119	94	214	214	299	303
EBIT	33	85	92	72	188	190	277	271
Contribution ratio	13.5%	21.4%	20.0%	16.7%	21.0%	18.6%	20.9%	18.3%
EBITDA ratio	2.8%	7.3%	6.5%	4.8%	8.8%	8.4%	10.6%	10.1%
EBIT ratio	1.6%	5.8%	5.0%	3.7%	7.7%	7.5%	9.8%	9.1%
Minerals								
Net turnover	798	590	720	868	1,098	936	1,237	1,875
EBITDA	63	30	52	83	133	84	142	222
EBIT	59	25	49	66	118	76	132	170
Contribution ratio	16.8%	16.6%	16.0%	18.0%	21.3%	18.9%	19.0%	22.5%
EBITDA ratio	7.9%	5.1%	7.2%	9.6%	12.1%	9.0%	11.0%	11.8%
EBIT ratio	7.4%	4.2%	6.8%	7.6%	10.7%	8.1%	10.3%	9.1%
Dansk Eternit Holding								
Net turnover	262	236	312	341	327	338	366	367
EBITDA	21	23	43	44	18	37	41	54
EBIT	9	11	31	32	7	25	28	42
Contribution ratio	34.4%	35.2%	36.0%	33.0%	31.8%	34.3%	32.8%	36.5%
EBITDA ratio	8.0%	9.7%	13.8%	12.9%	5.5%	10.9%	11,2%	14.7%
EBIT ratio	3.4%	4.7%	9.9%	9.4%	2.1%	7.4%	7,7%	11.4%

FLSmidth & Co. A/S
Vigerslev Alle 77
DK-2500 Valby
Denmark
Tel: +45 36 18 18 00
Fax: +45 36 44 11 46
corppr@flsmidth.com
www.flsmidth.com
CVR No. 58180912

FLSmidth Cement
Vigerslev Allé 77
DK-2500 Valby
Denmark
Tel: +45 36 18 10 00
Fax: +45 36 30 18 20
info@flsmidth.com
www.flsmidth.com

FLSmidth Minerals
3235 Schoenersville Road
Bethlehem, PA18017-2103
USA
Tel: +1 610 264 6900
Fax: +1 610 264 6996
www.ffeminerals.com

Dansk Eternit Holding
Sohngårdsholmsvej 2
9000 Aalborg
Denmark
Tel: +45 99 37 22 22
Fax.+45 99 37 23 22
info@deh.dk
www.deh.dk

The Interim Report by FLSmidth & Co. A/S is an English translation of the original Report in Danish which was adopted by the Board of Directors of FLSmidth & Co. A/S. Whereas all possible care has been taken to ensure a true and faithful translation into English, differences between the English and Danish versions may exist in which case the original Danish version shall prevail.

FL

FLSmidth & Co. A/S
Corporate Public Relations
Vigerslev Allé 77 · DK-2500 Valby · Copenhagen · Denmark
Tel +45 36 18 10 00 · Fax +45 36 44 18 30 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. DK 58180912

125 FLSMIDTH

Message No.	Our ref.	Date	Page
19 - 2007	JeBL/PLR	10 August 2007	1/2

Copenhagen Stock Exchange
Nikolaj Plads 6
DK-1067 Copenhagen K

Stock Exchange Announcement No. 19-2007:

FLSmidth's acquisition of GL&V Process is now closed

In April it was announced that FLSmidth had signed a conditional agreement with the Board of Directors of Groupe Laperrière & Verreault Inc. (GL&V), a listed Canadian company, to acquire the latter's Process Division (GL&V Process) consisting of the two companies Dorr-Oliver Eimco and Krebs Engineers. The agreement was among other conditions subject to the approval of at least 75 per cent of GL&V's shareholders, on a per class basis, as well as the necessary governmental approvals (cf. Stock Exchange Announcement 09-2007).

It is highly gratifying for FLSmidth's Board and Management and GL&V's Board of Directors to note that the condition of acceptance by more than 75 per cent of the shareholders has been fulfilled. At an extraordinary general meeting held on 27 July 2007, 99.92 percent of the company's A shareholders and 100 per cent of its B shareholders accepted the purchase offer.

Subsequently, all the relevant Canadian authorities and the competition regulators in the most important countries, notably USA and Germany, have approved the transaction. The only outstanding approvals are those of the competition authorities in one country. This does not give reason to postpone the transaction.

Hence on 10 August 2007, a binding agreement about the purchase of the shares in GL&V was made.

The total acquisition price for the whole of GL&V Process amounts to CAD 983m (=DKK 5.0bn) on a debt and cash free basis.

The acquisition of Dorr-Oliver Eimco and Krebs Engineers (GL&V Process) is fully in line with the FLSmidth Group's strategic objective of strengthening its Minerals activities to bring them to the same level as the Group's activities in the cement industry. Together, the companies will now be able to offer the market complete solutions covering the entire process from minerals extraction to the final end product.

The acquisition brings 1,000 new employees and geographical representation in several new countries to FLSmidth. Hereafter FLSmidth will have approximately 9,000 employees and be represented in 40 countries.

Until now, FLSmidth Minerals' competencies have primarily been in crushing, grinding, materials handing and pyro technology, while Dorr-Oliver Eimco and Krebs Engineers have their primary competencies in the downstream separation processes.

FLSmidth Minerals, Dorr-Oliver Eimco and Krebs Engineers therefore complement each other and their joining of forces will make them a global market leader in crushers, mills, hydrocyclones, flotation, sedimentation, materials handling and calcination for the minerals industry.

In two to three years, the yearly synergies are expected to amount to DKK 200m in EBIT terms. The synergies consist of DKK 1bn in sales synergies with an EBIT effect of DKK 180m and DKK 20m in cost synergies.

The expected positive effect of the acquisition on the 2007 financial results will be outlined in the FLSmidth & Co. Interim Report 1 January – 30 June 2007 to be released on 22 August 2007. GL&V Process will be consolidated as at 10 August 2007.

Please address any questions regarding this announcement to Group Chief Executive Officer Jørgen Huno Rasmussen at +45 36 18 18 00.

Yours faithfully

Torben Seemann Hansen
Corporate Public Relations

FLSmidth & Co. A/S
Corporate Public Relations
Vigerslev Allé 77 · DK-2500 Valby · Copenhagen · Denmark
Tel +45 36 18 10 00 · Fax +45 36 44 18 30 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. DK 58180912

125 FLSMIDTH

Message No.	Our ref.	Date	Page
18 - 2007	PLR	9 August 2007	1/1

Copenhagen Stock Exchange
Nikolaj Plads 6
DK-1067 Copenhagen K

Company announcement no.18-2007:

FLSmidth signs contract for greenfield cement plant in Syria

FLSmidth has won a contract worth approximately DKK 840m (approximately 110m euro) to supply machinery and equipment for a new 7,500 tonnes per day production line to Syrian Cement Company, a 75% owned subsidiary of Egyptian-based Orascom Construction Industries (OCI). The new greenfield plant will be situated close to Syria's border with Turkey, some 500 kilometres north of the capital of Damascus.

The EPC (Engineering, Procurement and Construction) project will be carried out in cooperation between FLSmidth and OCI. OCI's own construction division will handle the construction work, which is not included in FLSmidth's contract.

The contract comprises a crushing plant and stacker/reclaimer systems, an ATOX 55 raw mill, a raw meal silo, a complete ILC three-support kiln with two-string preheater an SF Cross-Bar cooler, two OK cement mills, cement silos and a complete electrical equipment package, electrostatic precipitators and fabric filters and a complete quality and process control system.

The contract also includes equipment to be supplied by several of the FLSmidth product companies, including a complete cement packing system from FLSmidth Ventomatic, dosing equipment from FLSmidth Pfister and gear units from FLSmidth MAAG Gear.

Stringent NOx, SOx and dust emission standards are to be observed at the plant. In addition, energy efficient vertical mills for the cement grinding will be supplied.

FLSmidth has already successfully undertaken projects with OCI in Algeria, Nigeria, United Arab Emirates, Pakistan and Libya. The contract is thus yet an example of FLSmidth's close and long-standing customer relations.

"It is a positive sign that the Middle East continues to show a high level of activity even after several years of capacity expansion in the cement industry. This market is not at all likely to be saturated yet, and we will in the future see more orders coming from this region," Group Chief Executive Officer Jørgen Huno Rasmussen comments.

The order will contribute positively to FLSmidth's earnings until the cement plant is commissioned in mid 2009.

Please address any questions regarding this announcement to Group Chief Executive Officer Jørgen Huno Rasmussen, FLSmidth & Co. A/S, at +45 36 18 10 00.

For more information about FLSmidth, please visit www.flsmidth.com.

Yours faithfully

Torben Seemann Hansen
Corporate Public Relations

FLSmidth & Co. A/S
Corporate Public Relations
Vigerslev Allé 77 · DK-2500 Valby · Copenhagen · Denmark
Tel +45 36 18 10 00 · Fax +45 36 44 18 30 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. DK 58180912

125 FLSMIDTH

Announcement No.	Our ref.	Date	Page
17 - 2007	PLR	3 August 2007	1/1

Copenhagen Stock Exchange
Nikolaj Plads 6
DK-1067 Copenhagen K

Company Announcement no. 17-2007:

FLSmidth wins new contract in Latin America

FLSmidth has signed an approximately USD 100m contract (DKK 540m) with Cementos Argos S.A. for a new 5250 tonnes per day line and additional aftermarket services. Located in Cartagena, Colombia, the plant will serve both the local Colombian market and strengthen Argos' position as a leading Latin American exporter.

FLSmidth's US project centre, based in Bethlehem, Pennsylvania is responsible for the project and will supply all the main machinery including a five-stage preheater with a low-NOx ILC (In Line Calciner), a ROTAX-2 kiln, a Multi-Movable Cross-Bar cooler and two OK Vertical Roller Mills for finish cement grinding.

The scope of supply also includes complete material handling systems, APC (Air pollution control) equipment and an FLSmidth Automation control system. Engineering services, project management, training, and commissioning are also included. Many of FLSmidth's companies and divisions will be represented in the project such as Pfister, FLSmidth Airtech and FLSmidth Minerals including FLSmidth MVT and FLSmidth Koch.

Cementos Argos S.A., with headquarters in Medellín, Colombia, is the fifth largest cement producer in Latin America and exports to 27 countries. In addition to cement, their product holdings include pre-fabricates, aggregates, mortar, ready-mix, lime and other minerals.

FLSmidth attributes the success of this contract to its ability to provide both the technology and services that minimize the total cost of ownership throughout the life of the plant. Furthermore, a strong local presence in the America's was a differentiating factor.

The order will contribute beneficially to FLSmidth's earnings until the new line is commissioned in 2009.

Please address any questions regarding this announcement to Group Chief Executive Officer Jørgen Huno Rasmussen, FLSmidth & Co. A/S, on +45 36 18 10 00 after 2 pm CET on 3 August 2007.

For more information about FLSmidth, please visit www.flsmidth.com.

Yours faithfully

Torben Seemann Hansen
Corporate Public Relations

FLSmidth & Co. A/S
Corporate Public Relations
Vigerslev Allé 77 · DK-2500 Valby · Copenhagen · Denmark
Tel +45 36 18 10 00 · Fax +45 36 44 18 30 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. DK 58180912

125 FLSMIDTH

Message No.	Our ref.	Date	Page
16 - 2007	PLR	21 June 2007	1/1

Copenhagen Stock Exchange
Nikolaj Plads 6
DK-1067 Copenhagen K

Stock Exchange Message No.16-2007:

FLSmidth to supply production line to Spanish Cementos Molins

FLSmidth has won a contract worth approximately DKK 230m (approx. 31m euro) to supply equipment for a new 4100 tonnes per day production line to Cementos Molins, Spain. The production line will be the fourth supplied by FLSmidth to Cementos Molins' plant near Barcelona.

The contract comprises an ATOX raw mill, a raw meal silo, a complete ILC two-support kiln with preheater and a Multi Movable Cross-Bar cooler. In addition, the contract includes a mill gear from FLSmidth's product company MAAG Gear, FLSmidth Airtech filters and Pfister dosing equipment. The contract also includes supervision services.

Based on state-of-the-art environmental technology that complies with the European Union's stringent emission standards, the production line will include a calciner characterised by low NOx and CO emissions.

The contract was signed on behalf of Cementos Molins by Mr. Juan Molins, grandson of Joaquim Molins with whom FLSmidth signed the first contract between the two companies back in 1946. The signing of this contract emphasises the longstanding relationship between the two companies and underlines the strength of the Spanish cement market, which is the most important in Europe.

The new production line will be the plant's sixth and is expected to replace the capacity of production lines 3, 4 and 5, all supplied by FLSmidth in the years from 1962 to 1972.

The order will contribute positively to FLSmidth's earnings until the cement plant is commissioned during the second half of 2009.

Please address any questions regarding this announcement to Group Chief Executive Officer Jørgen Huno Rasmussen, FLSmidth & Co. A/S, at +45 36 18 10 00.

For more information, please visit www.flsmidth.com.

Yours faithfully

Torben Seemann Hansen
Corporate Public Relations

FLSmidth & Co. A/S

Corporate Public Relations
Vigerslev Allé 77 · DK-2500 Valby · Copenhagen · Denmark
Tel +45 36 18 10 00 · Fax +45 36 44 18 30 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. 58180912

125 FLSMIDTH

Announcement no..	Our ref.	Date	Page
15 - 2007	PLR/BiB	11 June 2007	1/1

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Stock Exchange Announcement no. 15-2007:

FLSmidth wins contract for complete cement plant in Qatar

FLSmidth has won a contract worth approximately DKK 1.25bn (approx. 168m euro) to supply all machinery and equipment for a new 5000 tonnes per day cement plant for Gulf Cement Company, Qatar. The order was won against fierce competition from other international suppliers.

The new plant is to be built west of Qatar's capital Doha. The contract comprises a crushing plant, raw material stores, silos, an ATOX raw mill, a raw meal silo, a complete ILC three-support kiln with preheater and SF Cross-Bar cooler and two OK cement mills. In addition, FLSmidth's product companies FLSmidth Airtech, Pfister and Ventomatic are to supply filters, dosing equipment and packing lines, and FLSmidth Automation will supply a complete quality and process control system. The contract also includes supervision, commissioning support, training and spare parts.

This is FLSmidth's first contract with Gulf Cement Company, Qatar, which is a relatively new cement producer in the Middle East. The company was listed on the Stock Exchange in Doha, Qatar, in April 2006. The new plant will be the first complete plant FLSmidth is to build in the country.

The order will contribute positively to FLSmidth's earnings until the cement plant is commissioned medio 2009.

Please address any questions regarding this announcement to Group Chief Executive Officer Jørgen Huno Rasmussen, FLSmidth & Co. A/S, at +45 36 18 10 00.

Yours faithfully

Torben Seemann Hansen
Corporate Public Relations

FLSmidth & Co. A/S

Corporate Public Relations
Vigerslev Allé 77 - DK-2500 Valby – Copenhagen – Denmark
Tel +45 36 18 10 00 · Fax +45 36 44 18 30 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. 58180912

125 FLSMIDTH

Announcement No.	Our ref.	Date	Page
14 - 2007	JeBL/MBo	1 June 2007	1/1

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Stock Exchange announcement No. 14-2007

FLSmidth & Co. A/S disclosure of the Company's total capital and voting rights

In connection with the coming into force of the EU transparency directive on 1 June 2007 FLSmidth & Co. A/S is obliged to disclose the total number of voting rights and the total capital in the company pursuant to Section 17, subsection 2 of the *Executive Order on the Disclosure Obligations of Issuers*.

Accordingly, 53,200,000 shares (voting rights) with a nominal value of DKK 20 per share have been issued. Each share entitles the holder to one vote, and there are no special rights attached to the shares.

The company's total nominal capital amounts to DKK 1,064,000,000 (53,200,000 shares of DKK 20 each).

Yours faithfully

Torben Seemann Hansen
Corporate Public Relations


THE PREFERRED SUPPLIER FOR 125 YEARS

Interim Report 2007 **FLSmidth & Co. A/S**

1 January 2007 - 31 March 2007

(Stock Exchange Announcement No. 13-2007)

FL

Interim Report

1 January 2007 - 31 March 2007



The Board of Directors and the Corporate Management of FLSmidth & Co. A/S have today reviewed and approved this condensed interim report for the FLSmidth & Co. Group for the period stated above. The Interim Report is unaudited.

Main conclusions

Developments in the first quarter of 2007

- The order intake amounted to DKK 4,192m in the first quarter of 2007 (first quarter of 2006: DKK 4,534m).
- The order backlog amounted to DKK 18,854m by the end of the first quarter 2007 (end of 2006: DKK 18,264m)
- The turnover rose 63% to DKK 3,764m in the first quarter of 2007, up from DKK 2,307m in the same period of the year before.
- Earnings before interest and tax (EBIT) rose 186% to DKK 309m in the first quarter of 2007, up from DKK 108m in the same period of the year before.
- Earnings before tax (EBT) rose 177% to DKK 319m in the first quarter of 2007, up from DKK 115m in the same period of the year before.
- Cash flow from operating activities (continuing activities) amounted to DKK 223m in the first quarter of 2007 as against DKK 299m in the same period of the year before.

Prospects for 2007

The expectations for the cement market in 2007 are upgraded to around 100m tonnes per year new contracted cement kiln capacity worldwide (exclusive of China) from the previous expectation of 80-90m tonnes per year.

FLSmidth & Co. upgrades its expectations for the year's turnover and earnings as follows:

- Consolidated turnover DKK 17-19bn (previous expectation 16-18.5bn)
- Earnings before interest and tax (EBIT) DKK 1.2-1.35bn (previous expectation 1.1-1.3bn)
- Earnings before tax (EBT) DKK 1.3-1.45bn (previous expectation 1.2-1.4bn)

The acquisition of GL&V Process is not included in the above figures.

Please address any questions to this announcement to Mr Jørgen Huno Rasmussen, Group CEO, telephone +45 36 18 18 00, from 13.00 hours. A telephone conference regarding the interim report will be held today at 15.00 hours. For further details, please visit www.flsmidth.com.

Group financial highlights

DKKm	Q1 2007	Q1 2006	Year 2006
PROFIT AND LOSS ACCOUNT			
Net turnover	3,764	2,307	12,311
Gross profit	785	502	2,602
Earnings before interest, tax, depreciation, amortisation (EBITDA)	354	149	953
Earnings before interest and tax (EBIT)	309	108	775
Earnings before tax (EBT)	319	115	924
Profit/loss for the period, continuing activities	**223**	**80**	**1,107**
Profit/loss for the period, discontinuing activities	(5)	1	25
Profit/loss for the period	**218**	**81**	**1,132**
CASH FLOW			
Cash flow from operating activities	223	299	1,372
Acquisition of undertakings and activities	(32)	1	(196)
Acquisition of tangible assets	(87)	(39)	(249)
Other investments, net	17	(8)	48
Cash flow from investing activities	(110)	(46)	(397)
Cash flow from operating and investing activities of continuing activities	113	253	975
Cash flow from operating and investing activities of discontinuing activities	19	(37)	(75)
WORKING CAPITAL	**(329)**	**(381)**	**(435)**
NET INTEREST-BEARING RECEIVABLES/(DEBT)	**2,733**	**2,672**	**2,847**
ORDER INTAKE	**4,192**	**4,534**	**18,534**
ORDER BACKLOG	**18,854**	**13,433**	**18,264**
BALANCE SHEET			
Long-term assets	2,420	1,892	2,355
Short-term assets	10,119	8,155	9,764
Assets held for sale	104	-	132
Total assets	**12,643**	**10,047**	**12,251**
Consolidated shareholders' equity	3,430	2,713	3,192
Long-term liabilities	1,811	1,120	1,710
Short-term liabilities	7,397	6,214	7,344
Liabilities regarding assets held for sale	5	-	5
Total equity and liabilities	**12,643**	**10,047**	**12,251**
PROPOSED DIVIDEND TO SHAREHOLDERS			372
FINANCIAL RATIOS			
Continuing activities			
Adjusted net operating profit after tax (NOPAT)	421	77	589
Average capital employed	(474)	365	306
Return on capital employed (ROCE), continuing activities (annualised)	**N/A**	**42%**	**192%**
Contribution ratio	20.9%	21.8%	21.1%
EBITDA ratio	9.4%	6.5%	7.7%
EBIT ratio	8.2%	4.7%	6.3%
Return on shareholders' equity (annualised)	26%	13%	39%
Equity ratio	27%	27%	26%
Number of employees at end of period, Group	**7,351**	**5,964**	**6,862**
Number of employees in Denmark	1,565	1,470	1,508
Share and dividend ratios, Group			
CFPS (cash flow per share), DKK (diluted)	4.9	5.7	24.3
EPS (earnings per share), DKK (diluted)	4.2	1.6	21.7
FLSmidth & Co. share price, DKK	378	247	359
Number of shares end of period (000s)	53,200	53,200	53,200
Average number of shares (000s) (diluted)	52,518	52,724	52,558
Market capitalisation, DKKm	20,110	13,140	19,099

The financial ratios have been computed in accordance with the Guidelines issued by the Danish Society of Financial Analysts.

Management's review for the first quarter of 2007



Market developments in the first quarter of 2007

Global demand for new cement kiln capacity remains consistently high and shows no sign of flagging. The expectations for new contracted cement kiln capacity in 2007 are upgraded from 80-90m to around 100m tonnes per year worldwide (exclusive of China).

The demand for new cement capacity in the first quarter of 2007 covered a wide geographical area. Activity in the market is currently driven by a number of global and regional factors independent of each other. India is still the largest single marke outside China.

The boom in investment in the minerals industry continued in the first quarter of 2007 as a result of high raw material prices and depleted commodity stocks. This is due to a sustained high level of demand for minerals, especially in Asia, combined with insufficient investments in exploration for and extraction of minerals over a number of years, resulting in yet another quarter characterised by progress in terms of order backlog, turnover and earnings. With the constantly rising demand for minerals and a high level of investment among minerals producers, this trend is expected to continue over the next 3-5 years.

Developments in the first quarter of 2007

Order intake and order backlog
The total order intake amounted to DKK 4,192m in the first quarter of 2007, which is a decrease of 8% compared to the same period of last year (first quarter of 2006: DKK 4,534m), but an increase of 8% compared to the previous quarter.

Orders received for services and spare parts amounted to DKK 958m in the first quarter of 2007, representing a 42% increase on the same period last year (first quarter of 2006: DKK 676m).

By the end of the first quarter 2007, the total order backlog was DKK 18,854m, which is a record high and corresponds to a 3% increase since the turn of the year (end of 2006: DKK 18,264m).

In the product companies and in the Cement and Minerals operations with a relatively short turnaround time, the present order intake is typically reflected in the turnover after 6 – 18 months. In major projects, the order intake manifests itself continuously in the turnover within a time frame of 24 – 30 months.

Profit and loss account
The turnover in the first quarter of 2007 amounted to DKK 3,764m, representing a 63% increase on the same period last year (first quarter 2006: DKK 2,307m). The positive trend in turnover continued within all core business segments: Cement, Minerals and Dansk Eternit Holding.

Developments in order intake and order backlog

CEMENT (DKKm)	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007
Order intake	2,524	1,850	3,440	3,528	4,858	2,054	2,209	3,077
Order backlog	7,247	7,484	8,636	10,742	13,707	13,900	13,531	14,348

MINERALS (DKKm)	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007
Order intake	684	679	801	1,006	1,887	1,334	1,658	1,266
Order backlog	1,732	1,886	2,198	2,690	3,842	4,208	4,733	5,271

Management's review for the first quarter of 2007

The gross profit amounted to DKK 785m in the first quarter of 2007 (first quarter 2006: DKK 502m), which means a contribution ratio of 20.9% (first quarter 2006: 21.8%). The decrease in contribution ratio compared to the same period last year is primarily due to the fact that the first quarter of 2006 was positively affected by the finalisation of a number of cement orders where provisions for project risks could be reversed.

During the first quarter of 2007, research and development costs amounted to DKK 38m (first quarter of 2006: DKK 38m), or 1.0% of the turnover (first quarter of 2006: 1.7%). In addition, project-financed development activities have taken place in cooperation with customers.

Sales, distribution and administrative costs, etc. in the first quarter of 2007 amounted to DKK 431m (first quarter of 2006: DKK 353m) or 11.5% of the turnover (first quarter of 2006: 15.3%), representing a 22% increase on the same period last year. The decrease in the rate of cost reflects the fact that capacity costs are increasing at a slower pace than turnover due to improved use of capacity.

Depreciation and write-downs amounted to DKK 45m in the first quarter of 2007 (first quarter of 2006: DKK 41m).

The EBIT result in the first quarter of 2007 amounted to DKK 309m (first quarter of 2006: DKK 108m), which is a 186% increase on the same period last year. The first quarter of 2007 saw an EBIT ratio of 8.2% (first quarter of 2006: 4.7%), which can be attributed to improved earnings in Cement, Minerals and Dansk Eternit Holding, and a DKK 22m profit from the sale of part of the Eternit site in Aalborg (included under the item Other operating income and cost).

Net financial income amounted to DKK 14m in the first quarter of 2007 (first quarter of 2006: DKK 7m).

Earnings before tax (EBT) were DKK 319m in the first quarter of 2007 (first quarter of 2006: DKK 115m).

Taxes for the period amounted to DKK 96m in the first quarter of 2007 (first quarter of 2006: DKK 35m) corresponding to an interest-bearing tax rate of 30% for 2007 (first quarter of 2006: 30%). The payable tax rate, however, will be somewhat lower.

The profit for the period deriving from the continuing activities amounted to DKK 223m (first quarter of 2006: DKK 80m).

Balance sheet

The balance sheet total amounted to DKK 12,643m by the end of the first quarter of 2007, as against DKK 12,251m by the end of 2006. The balance sheet total reflects the continuous high level of activity of the Group and consolidation of KOCH Transporttechnik as from 1 January 2007.

The consolidated shareholders' equity at the end of the first quarter of 2007 amounted to DKK 3,430m (end of 2006: DKK 3,192m) corresponding to an equity ratio of 27% (end of 2006: 26%). In the first quarter of 2006, the return on equity (on an annual basis) amounted to 26% (first quarter 2006: 13%).

Cash flow developments and working capital (continuing activities)

Cash flow from investing activities amounted to DKK 223m in the first quarter of 2007 (first quarter of 2006: DKK 299m). As a consequence of the large prepayments, the working capital at the end of the first quarter of 2007 was negative and amounted to DKK -329m (end of 2006: DKK -435m). Cash flow from investing activities for the first quarter of 2007 amounted to DKK -110m (first quarter 2006: DKK -46m). Of this amount, investments in tangible assets amounted to DKK -87m (first quarter 2006: DKK -39m) and acquisition of companies and activities amounted to DKK -40m (first quarter 2006: DKK 1m).

Cash flow from operating and investing activities totalled DKK 113m in the first quarter of 2007 (first quarter of 2006: DKK 253m).

Net interest-bearing receivables amounted to DKK 2,733m at the end of the first quarter of 2007 (end of 2006: DKK 2,847m).



Management's review for the first quarter of 2007



Segment information

Cement

The order intake in Cement amounted to DKK 3,077m in the first quarter of 2007, which is a decrease of 13% compared to the same period of last year (first quarter of 2006: DKK 3,528m), but an increase of 39% compared to the previous quarter. The orders received in the first quarter came primarily from Europe and Asia. Orders received for services and spare parts amounted to DKK 580m in the first quarter of 2007, representing a 31% increase on the same period last year (first quarter of 2006: DKK 444m) and a 16% increase on the previous quarter.

At the end of the first quarter of 2007, the order backlog amounted to DKK 14,348m, corresponding to an increase of 6% since the turn of the year (end of 2006: DKK 13,531m).

The turnover in the first quarter amounted to DKK 2,540m, representing a 74% increase on the same period last year (first quarter 2006: DKK 1,459m). The turnover is now beginning to reflect the marked growth in order intake over the past year. Major projects are typically delivered within a time span of 24-30 months.

The EBIT result in the first quarter of 2007 amounted to DKK 190m (first quarter of 2006: DKK 85m), which is a 124% increase on the same period last year. The first quarter of 2007 saw an EBIT margin of 7.5% (first quarter of 2006: 5.8%). Despite the lower contribution ratio, the EBIT margin is higher than in the same period of last year, mainly as a result of better order processing of new plants and higher capacity utilisation. The expected ratio for 2007 as a whole is expected to be lower than the ratio achieved in the first quarter because the turnover deriving from turnkey projects will be higher during the remaining part of the year.

In Cement, the prospects for 2007 are now a turnover of DKK 10.5bn-12bn (previously DKK 10-12bn) and an EBIT ratio of 6%.

Minerals

In connection with the offer to acquire GL&V Process which was submitted on 20 April 2007, it was announced that FLSmidth & Co. will in future market its Minerals activities under the name of FLSmidth Minerals.

As communicated on 20 December 2006, FLSmidth Minerals has acquired KOCH Transporttechnik which is among the world's leading suppliers of conveying systems for a number of industries and is the world leader in pipe conveyors. KOCH Transporttechnik has been consolidated with effect from 1 January 2007.

As announced on 30 March 2007, FLSmidth Minerals has also acquired the materials handling activities of RAHCO International, Inc., a US-based world market leader in mobile transport solutions. RAHCO will be consolidated as from 1 April 2007.

The orders received in the first quarter of 2007 were DKK 1,266m (first quarter of 2006: DKK 1,006m), which represents a 26% increase compared to the same period last year. Among the orders received by FLSmidth Minerals in the first quarter were major contracts for bauxite grinding mills and kiln systems for pyroprocessing of limestone. The strong momentum in Minerals covers a wide geographical area and all business areas of FLSmidth Minerals.

With FLSmidth Minerals expanding its material handling activities, the average scope of projects contracted is growing to comprise package solutions consisting of single machine units linked by materials handling machinery.

Orders received for services and spare parts amounted to DKK 410m in the first quarter, representing a 77% increase on the same period last year (first quarter of 2006: DKK 232m) and a 46% increase on the previous quarter.

Management's review for the first quarter of 2007

At the end of the first quarter of 2007, the order backlog amounted to DKK 5,271m, corresponding to an increase of 11% since the turn of the year (end of 2006: DKK 4,733m).

The Minerals turnover in the first quarter amounted to DKK 936m, representing a 59% increase on the same period last year (first quarter 2006: DKK 590m). The EBIT result amounted to DKK 76m in the first quarter of 2007 (first quarter of 2006: DKK 25m), corresponding to an EBIT ratio of 8.1% (first quarter of 2006: 4.2%). The higher turnover and earnings are attributable to the higher order backlog at the beginning of the period combined with higher contribution margin and relatively lower capacity costs.

In Minerals, the prospects for 2007 remain a turnover of DKK 5-5.5bn and an EBIT ratio of approximately 9%.

Strategically, FLSmidth Minerals remains focussed on processing the increasing order backlog and integrating the enterprises acquired: KOCH Transporttechnik, RAHCO and Excel Foundry & Machine and Excel Crusher Technology.

Dansk Eternit Holding
In the first quarter of 2007, Dansk Eternit Holding posted a turnover of DKK 338m, representing a 43% increase on the same period last year (first quarter 2006: DKK 236m).

The level of activity remained high in all markets during the first quarter due to the mild winter and the favourable business climate in the European building and construction industry. All production plants are operating at full capacity, but are not able to cope with the demand. In April, a new production line was opened in Finland.

The EBIT result amounted to DKK 25m in the first quarter of 2007 (first quarter of 2006: DKK 11m), corresponding to an EBIT ratio of 7.4% (first quarter of 2006: 4.7%).

Due to the positive developments in Dansk Eternit Holding during the first quarter, the expectations for 2007 have been upgraded to a turnover of approximately DKK 1.4bn (previously approximately DKK 1.3bn) and an EBIT ratio of approximately 9% (previously approximately 8%).

Other activities
In the first quarter of 2007, Densit posted a turnover of DKK 37m (first quarter of 2006: DKK 24m) and an EBIT result of DKK 3m (first quarter of 2006: DKK -3m).

The first quarter of 2007 saw a DKK 22m profit from the sale of part of the Eternit site in Aalborg.

Prospects for 2007

Sustained favourable business cycles and a continued high level of activity are expected for 2007. The acquisition of GL&V Process is not included in the projections for 2007 stated below.

- FLSmidth & Co. upgrades its expectations for the year's turnover and earnings as follows:

Consolidated turnover	DKK 17-19bn	(previously DKK 16-18.5bn)
Earnings before interest and tax (EBIT)	DKK 1.2-1.35bn	(previously DKK 1.1-1.3bn)
Earnings before tax (EBT)	DKK 1.3-1.45bn	(previously DKK 1.2-1.4bn)

- Cash flow from operating activities is expected to reach approximately DKK 600m in 2007, and investments (exclusive of acquisitions) at some DKK 450m are expected to reach an extraordinary high due to the general expansion of capacity.

- 2007 is expected to see an effective tax rate in the range of 30%.

- For the individual business areas, the prospects for 2007 are as follows:

Cement	Turnover DKK 10.5-12bn	EBIT ratio approx. 6%
Minerals	Turnover DKK 5-5.5bn	EBIT ratio approx. 9%
DEH	Turnover approx. DKK 1.4bn	EBIT ratio approx. 9%

- The prospects of Cement for 2007 are based on an unchanged market share and a total market for new cement kiln capacity of approximately 100m tonnes per year (exclusive of China) (previously expected to be 80-90 million tonnes per year). These prospects are based on a changed product mix, with services and spare parts likely to account for a relatively smaller portion of the turnover and the share of turnkey contracts likely to rise. Both changes will reduce the average EBIT ratio.

Management's review for the first quarter of 2007



Incentive plan

Plan (2006)
As at 31 March 2007, there was a total of 206,000 unexercised options under this plan, and the fair value of them was DKK 38m (end of 2006: DKK 35m). The fair value is calculated by means of a Black-Scholes model based on a current share price of 378, and a volatility of 33.14%.

The effect of the plan on the profit and loss account amounted to DKK 2m in the first quarter of 2006 (first quarter of 2006: DKK 0m). The plan is categorised as an equity-settled share-based payment arrangement.

Plan (2003-2005)
As at 31 March 2007, there was a total of 260,000 unexercised options under this plan, and the fair value of them was DKK 71m (end of 2006: DKK 101m). The fair value is calculated by means of a Black-Scholes model based on a current share price of 378, a volatility of 33.14% and a normal annual dividend of DKK 3 per share corresponding to DKK 160m. The effect of the plan on the profit and loss account amounted to DKK 1m in the first quarter of 2007 (first quarter of 2006: DKK 2m). The plan is categorised as an equity-settled share-based payment arrangement.

Plan (1998-1999)
As at 31 March 2007, there was a total of 37,284 unexercised options under this plan, and the fair value of them was DKK 9m (end of 2006: DKK 9m). The fair value is calculated by means of a Black-Scholes model based on a current share price of 378, and a volatility of 33.14%. The plan is categorised as a cash-based payment arrangement.

Accounting policies

The Interim Report for the first quarter of 2007 has been presented in accordance with IAS 34 and additional Danish information requirements regarding interim reporting of listed companies. The accounting policies are unchanged from those adopted in the 2006 Annual Report. Reference is made to page 46 in the 2006 Annual Report for further details.

Financial reporting standards and interpretations that have been decided but are not yet in force, have not been adopted in this Interim Report. None of these standards and interpretations are likely to have any significant impact on the Group's presentation of accounts.

Estimates by Board and Management

The measurement of a few recognised assets and liabilities, as well as contingent assets and liabilities, derives from estimates by the Board and Management which are based on historical experience and relevant assumptions. Reference is made to page 46 in the 2006 Annual Report for further details regarding the items for which estimates by Board and Management are primarily applicable when presenting the consolidated accounts.

Events occurring after the balance sheet date

Acquisition of GL&V Process
On 20 April 2007, FLSmidth & Co. announced that it had signed a conditional agreement with the Board of Directors of Groupe Laperrière & Verreault Inc. (GL&V), a listed Canadian group, to acquire the latter's Process Division (GL&V Process) which is among the world's leading providers of separation technology for the metal and minerals industries. The agreement is subject to several conditions, including the approval of at least 75% of GL&V's shareholders on a per class basis and the attainment of governmental approvals. GL&V's Board of Directors unanimously recommends to its shareholders that FLSmidth acquires the Division for DKK 4.8bn (CAD 983m) in cash on a net debt-free basis.

Management's review for the first quarter of 2007

Sale of MAAG Gear's marine and turbo gears
The sale of MAAG Gear's marine and turbo gear activities to the German gear producer Renk AG was finalised in April 2007. The accounting effect hereof will be included in the second quarter 2007 report under the heading of discontinuing activities. MAAG Gear AG and Renk AG have agreed not to disclose the sales price.

General Meeting
On 20 April 2007, FLSmidth & Co. held its Annual General Meeting at Radisson SAS Falconer Center, Frederiksberg.

The General Meeting adopted the proposal by the Board of Directors to grant the Company authorisation until the next Annual General Meeting to acquire own shares up to a total nominal value of 10% of the Company's share capital pursuant to Section 48 of the Danish Public Companies Act. The consideration for the shares acquired must not deviate more than 10% from the official price quoted on the Copenhagen Stock Exchange at the time of acquisition.

The General Meeting also adopted the Board's proposal to pay out dividend for the 2006 financial year at DKK 7 per share, corresponding to a total amount of DKK 372m. The amount was paid out on 26 April 2007.

Capital structure

It is the general objective of FLSmidth & Co. to ensure a capital structure where the financial net debt must be 1-3 times EBITDA. Financial net debt is defined as NIBD adjusted for outstanding guarantees.

At 31 March 2007 the financial net debt amounted to DKK 2,355m corresponding to 2.2 times EBITDA (for the last twelve months).

Own shares

FLSmidth & Co.'s holding of own shares at 31 March 2007 totalled 924,761 representing 1.7% of the share capital (31 December 2006: 1,062,092).

In connection with the publication of the half-yearly report for 2006, FLSmidth & Co. launched a buy-back programme of own shares up to DKK 800m during the coming quarters within the limits of the existing authorisation of the Board of Directors to buy back own shares up to 10% of the share capital. In the first quarter of 2007, FLSmidth & Co. has not purchased additional shares under the buy-back programme due to the ongoing tentative inquiries and subsequent bid for GL&V Process. The buy-back programme has therefore been put on hold for the time being.

Financial calendar 2007

22 August 2007: Interim Report for 1st half 2007
27 November 2007: Interim Report for 1st-3rd quarter 2007



Statement by the Board and Management on the Interim Report

The Board of Directors and the Management have today reviewed and adopted the FLSmidth & Co. Group Interim Report for 1 January 2007 to 31 March 2007. The Interim Report is presented in conformity with the International Financial Reporting Standards, which are approved by EU, and additional Danish disclosure requirements for interim reports of companies listed on the Stock Exchange. The Interim Report is unaudited.

We consider the accounting policies appropriate in order to give a true and fair view of the Group's assets and liabilities and financial standing as at 31 March 2007 and of the financial results of the Group's activities and cash flows in the period from 1 January 2007 to 31 March 2007.

Copenhagen, 30 May 2007

Corporate Management

Jørgen Huno Rasmussen *Group CEO*	Poul Erik Tofte *Group Executive Vice President (CFO)*	Bjarne Moltke Hansen *Group Executive Vice President*	Christian Jepsen *Group Executive Vice President*

Board of Directors

Jørgen Worning *Chairman*	Jens S. Stephensen *Vice Chairman*	Jens Palle Andersen	Torkil Bentzen
Frank Lund	Jesper Ovesen	Johannes Poulsen	Bo Steffensen
Søren Vinther			

Consolidated profit and loss account

Notes	DKKm	Q1 2007	Q1 2006
	Net turnover	3,764	2,307
	Production costs	2,979	1,805
	Gross profit	**785**	**502**
	Sales and distribution costs	211	168
	Administrative costs	267	200
	Other operating income and costs	47	15
	Special items	-	-
	Earnings before interest, tax, depreciation and amortisation (EBITDA)	**354**	**149**
	Depreciation and write-downs of tangible assets	35	32
	Amortisation and write-downs of intangible assets	10	9
	Earnings before interest and tax (EBIT)	**309**	**108**
	Profit/loss on disposal of undertakings and activities	(4)	-
	Financial income	203	163
	Financial costs	189	156
	Earnings before tax (EBT)	**319**	**115**
	Tax for the period	96	35
	Profit/loss for the period, continuing activities	**223**	**80**
	Profit/loss for the period, discontinuing activities	(5)	1
	Profit/loss for the period	**218**	**81**
	To be distributed as follows:		
	Minority shareholders' share of profit/loss for the period	-	(2)
	FLSmidth & Co. A/S shareholders' share of profit/loss for the period	218	83
		218	**81**
2	Earnings per share (EPS)		
	Continuing and discontinuing activities	4.2	1.6
	Continuing and discontinuing activities, diluted	4.2	1.6
	Continuing activities	4.3	1.6
	Continuing activities, diluted	4.3	1.6

Consolidated cash flow statement

DKKm	Q1 2007	Q1 2006
Notes		
Cash flow from operating activities		
Earnings before interest, tax, depreciation and amortisation (EBITDA)	354	150
Adjustment for profits/losses on sale of fixed assets and exchange rate adjustments, etc.	(12)	2
Adjusted earnings before interest, tax, depreciation and amortisation (EBITDA)	**342**	**152**
Change in provisions	41	40
Change in working capital	(148)	150
Cash flow from operating activities before financial items and tax	**235**	**342**
Financial payments received and made	29	(8)
Corporation taxes paid	(41)	(35)
Cash flow from operating activities	**223**	**299**
Cash flow from investing activities		
Acquisition of undertakings and activities	(40)	1
Acquisition of intangible assets	(18)	(4)
Acquisition of tangible assets	(87)	(39)
Acquisition of financial assets	(2)	(6)
Disposal of intangible and tangible assets	37	2
Disposal of financial assets		
Cash flow from investing activities	**(110)**	**(46)**
Cash flow from operating and investing activities, continuing activities	**113**	**253**
Cash flow from operating and investing activities, discontinuing activities	**19**	**(37)**
Cash flow from operating and investing activities, total	**132**	**216**
Cash flow from financing activities		
Dividend		
Minority shareholders' capital increase in Group companies		1
Capital increase		
Acquisition of own shares	(3)	-
Disposal of own shares	16	13
Changes in other net interest-bearing receivables	80	88
Cash flow from financing activities	**93**	**102**
Changes in cash funds	**225**	**318**
Cash funds at 1 January	2,766	2,568
Cash funds at 31 March	2,991	2,886

The cash flow statement cannot be derived from the published financial information only.

Assets

DKKm	End of Q1 2007	End of 2006
Notes		
Goodwill	136	131
Other intangible assets	189	178
Intangible assets	**325**	**309**
Land and buildings	613	605
Plant and machinery	380	395
Operating equipment, fixtures and fittings	122	114
Tangible assets in course of construction	156	105
Tangible assets	**1,271**	**1,219**
Investments in associated undertakings	6	7
Other securities and investments	47	47
Other financial assets	7	9
Pension assets	2	2
Deferred tax assets	762	762
Financial assets	**824**	**827**
Total long-term assets	**2,420**	**2,355**
Stocks	**750**	**832**
Trade debtors	3,117	3,087
Work-in-progress for third parties	2,504	2,338
Amounts owed by associated undertakings	-	3
Other debtors	370	338
Prepayments	103	34
Debtors	**6,094**	**5,800**
Bonds and listed shares	284	366
Securities	**284**	**366**
Cash funds	**2,991**	**2,766**
Total current assets	**10,119**	**9,764**
Assets held for sale	**104**	**132**
TOTAL ASSETS	**12,643**	**12,251**

Equity and liabilities

DKKm	End of Q1 2007	End of 2006
Notes		
Share capital	1,064	1,064
Exchange rate adjustments regarding translation of investments	(90)	(85)
Exchange rate adjustments regarding hedging transactions	7	(2)
Retained earnings	2,069	1.839
Proposed dividend	372	372
FLSmidth & Co. A/S shareholders' share of shareholders' equity	**3,422**	**3,188**
Minority interests' share of shareholders' equity	**8**	**4**
Total shareholders' equity	**3,430**	**3,192**
Deferred tax liabilities	28	28
Pension liabilities	101	97
Other provisions	812	808
Mortgage debt	189	149
Currency loans, lease commitments and bank loans	12	12
Prepayments from customers	669	616
Long-term liabilities	**1,811**	**1,710**
Mortgage cebt	34	50
Currency loans, lease commitments and bank loans	88	82
Prepayments from customers	2,289	2,194
Work-in-progress for third parties	1,491	1,586
Trade creditors	1,867	1,859
Corporation tax payable	173	129
Other liabilities	707	676
Other provisions	692	656
Deferred income	56	112
Short-term liabilities	**7,397**	**7,344**
Total liabilities	**9,208**	**9,054**
Liabilities regarding assets held for sale	**5**	**5**
TOTAL EQUITY AND LIABILITIES	**12,643**	**12,251**

Consolidated shareholders' equity

DKKm	Share capital	Exchange rate adjustments re translation of investments	Exchange rate adjustments re hedging transactions	Retained earnings etc.	Proposed dividend	FLSmidth & Co. A/S shareholders' share	Minority shareholders' share	Total
Shareholders' equity at 1 January 2006	**1,064**	**(122)**	**117**	**1,213**	**372**	**2,644**	**4**	**2,648**
Total income for the period		(19)	4	66		51	(2)	49
Share-based payment, share options				2		2		2
Disposal of own shares				14		14		14
Acquisition of own shares				(1)		(1)		(1)
Additions and disposals of minority interests						-	1	1
Transfer between reserves		127	(127)			-		-
Shareholders' equity at 31 March 2006	**1,064**	**(14)**	**(6)**	**1,294**	**372**	**2,710**	**3**	**2,713**
Shareholders' equity at 1 January 2007	**1,064**	**(85)**	**(2)**	**1,839**	**372**	**3,188**	**4**	**3,192**
Total income for the period		(5)	9	214		218	(1)	217
Share-based payment, share options				2		2		2
Disposal of own shares				16		16		16
Acquisition of own shares				(2)		(2)		(2)
Additions and disposals of minority interests						-	5	5
Shareholders' equity at 31 March 2007	**1,064**	**(90)**	**7**	**2,069**	**372**	**3,422**	**8**	**3,430**

Share capital movements:	No. of shares
Share capital at 1 Jan. 2007 (acc. to 2006 Annual Report)	53,200,000
Share capital at 31 March 2007	53,200,000

The nominal value of each share is DKK 20 and each share constitutes one vote.

Own shares:	No. of shares
Own shares at 1 January 2007 (acc. to 2006 Annual Report)	1,062,092
Share options exercised	(144,799)
Acquisitions	7,468
Own shares at 31 March 2007	924,761

Corresponding to 1.74% of the share capital.

Reference is made to the Management's review on page 9 regarding application of own shares.

DKKm	Share capital	Exchange rate adjustment re translation of Investments	Exchange rate adjustments re hedging transactions	Retained earnings etc.	Proposed dividend	FLSmidth & Co. A/S shareholders' share	Minority shareholders' share	Total
Total income for the period is specified as follows:								
Exchange rate adjustments regarding translation of investments		(19)				(19)		(19)
Transferred to the profit and loss account re hedging of future transactions			4			4		4
Recognised actuarial gains and losses on benefit-based pension plans				(15)		(15)		(15)
Other shareholders' equity adjustments				(2)		(2)		(2)
Recognised directly in the shareholders' equity	**-**	**(19)**	**4**	**(17)**	**-**	**(32)**		**(32)**
Profit/loss for the period				83		83	(2)	81
Total income for the period 1st quarter 2006	**-**	**(19)**	**4**	**66**	**-**	**51**	**(2)**	**49**
Exchange rate adjustments regarding translation of investments		(5)				(5)		(5)
Transferred to the profit and loss account regarding hedging of future transactions			9			9		9
Other shareholders' equity movements				(4)		(4)	(1)	(5)
Recognised directly in the shareholders' equity	**-**	**(5)**	**9**	**(4)**	**-**	**-**	**(1)**	**(1)**
Profit/loss for the period				218		218		218
Total income for the period 1st quarter 2007	**-**	**(5)**	**9**	**214**	**-**	**218**	**(1)**	**217**

List of notes and notes to the appendices of the Interim Report

1. Profit and loss account classified by function

It is Group policy to draw up the profit and loss account based on an adapted classification of the costs by function in order to show the 'Earnings before interest, tax, depreciation and amortisation (EBITDA)'. Depreciation and write-downs on tangible assets and amortisation and write-downs on intangible assets are thus separated from the relevant functions and presented on separate lines. The profit and loss account classified by function with distribution of depreciation, amortisation and write-downs appears from the following:

DKKm	Q1 2007	Q1 2006
Net turnover	3,764	2,307
Production costs	3,001	1,826
Gross profit	**763**	**481**
Sales and distribution costs	212	169
Administrative costs	289	219
Other operating income and costs	47	15
Special non-recurring items	-	-
Earnings before interest and tax (EBIT)	**309**	**108**
Profit/loss on disposal of undertakings and activities	(4)	-
Financial income	203	163
Financial costs	189	156
Earnings before tax (EBT)	**319**	**115**
Tax for the period	96	35
Profit/loss for the period, continuing activities	**223**	**80**
Profit/loss for the period, discontinuing activities	(5)	1
Profit/loss for the period	**218**	**81**

2. Earnings per share (EPS)

DKKm	Q1 2007	Q1 2006
Earnings		
FLSmidth & Co. A/S shareholders' share of profit/loss for the period	218	83
FLSmidth & Co. Group profit/loss from discontinuing activities	(5)	1
Number of shares, average		
Number of shares issued	53,200,000	53,200,000
Adjustment of own shares	(993,427)	(972,219)
Potential increase of shares in circulation, in-the-money options (element of gain)	311,452	495,979
	52,518,025	52,723,760
Earnings per share		
• Continuing and discontinuing activities per share, DKK	4.2	1.6
• Continuing and discontinuing activities, diluted, per share, DKK	4.2	1.6
• Continuing activities per share, DKK	4.3	1.6
• Continuing activities, diluted, per share, DKK	4.3	1.6

Non-diluted earnings per share from discontinuing activities amount to DKK (0,1).

3. Contingent assets and liabilities

Contingent liabilities at 31 March 2007 amount to DKK 5.2bn (end of 2006 DKK 4.7bn), including performance and payment guarantees amounting to DKK 5.1bn (end of 2006 DKK 4.6bn). Reference is made to note 28 in the 2006 Annual Report for a general description of the nature of the Group's contingent liabilities.

4. Breakdown of the Group by segments, continuing activities

DKKm	Q1 2007					Q1 2006				
	Cement	Minerals	Dansk Eternit Holding	Other companies etc.[1]	Continuing activities total	Cement	Minerals	Dansk Eternit Holding	Other companies etc.[1]	Continuing activities total
PROFIT AND LOSS ACCOUNT										
Net turnover	**2,540**	**936**	**338**	**(50)**	**3,764**	**1,459**	**590**	**236**	**22**	**2,307**
Production costs	2,067	759	222	(69)	2,979	1,147	492	153	13	1,805
Gross profit	**473**	**177**	**116**	**19**	**785**	**312**	**98**	**83**	**9**	**502**
Sales, distr., admin. and other operating items and special items	259	93	79	0	431	205	68	60	20	353
Earnings before interest, tax, depr. and amort. (EBITDA)	**214**	**84**	**37**	**19**	**354**	**107**	**30**	**23**	**(11)**	**149**
Depreciation and write-downs of tangible assets	15	7	12	1	35	14	4	12	2	32
Amortisation and write-downs of intangible assets	9	1	0	0	10	8	1	0	0	9
Earnings before interest and tax (EBIT)	**190**	**76**	**25**	**18**	**309**	**85**	**25**	**11**	**(13)**	**108**
Profit/loss on disposal of undertakings and activities	0	0	0	(4)	(4)	1	0	0	(1)	0
Net financial income and costs	12	5	(1)	(2)	14	9	2	(2)	(2)	7
Earnings before tax (EBT)	**202**	**81**	**24**	**12**	**319**	**95**	**27**	**9**	**(16)**	**115**
Tax for the period	59	31	7	(1)	96	40	10	5	(20)	35
Profit/loss for the period	**143**	**50**	**17**	**13**	**223**	**55**	**17**	**4**	**4**	**80**
ORDER INTAKE	**3,077**	**1,266**	**0**	**(151)**	**4,192**	**3,528**	**1,006**	**0**	**0**	**4,534**
ORDER BACKLOG	**14,348**	**5,271**	**0**	**(765)**	**18,854**	**10,742**	**2,690**	**0**	**0**	**13,432**
CASH FLOW										
Cash flow from operating activities	**167**	**38**	**4**	**14**	**223**	**321**	**57**	**(58)**	**(21)**	**299**
Acquisition and disposal of undertakings and activities	0	(40)	0	0	(40)	1	0	0	0	1
Acquisition of tangible assets	(52)	(13)	(20)	(2)	(87)	(22)	(6)	(9)	(2)	(39)
Other investment, net	(7)	0	0	24	17	(6)	1	0	(3)	(8)
Cash flow from investing activities	**(59)**	**(53)**	**(20)**	**22**	**(110)**	**(27)**	**(5)**	**(9)**	**(5)**	**(46)**
Cash flow from operating and investing activities	**108**	**(15)**	**(16)**	**36**	**113**	**294**	**52**	**(67)**	**(26)**	**253**
WORKING CAPITAL	**(524)**	**(23)**	**228**	**(10)**	**(329)**	**(822)**	**198**	**251**	**(8)**	**(381)**
NET INTEREST-BEARING RECEIVABLES/(DEBT)	**2,746**	**458**	**3**	**(474)**	**2,733**	**2,594**	**217**	**(57)**	**(82)**	**2,672**
BALANCE SHEET										
Intangible assets	151	119	51	4	325	143	51	32	4	230
Tangible assets	520	207	375	169	1,271	521	114	340	198	1,173
Financial assets	473	44	39	268	824	351	46	69	23	489
Short-term assets	8,122	2,190	732	(925)	10,119	6,262	1,556	659	(322)	8,155
Assets held for sale	104	0	0	0	104	0	0	0	0	0
Total assets	**9,370**	**2,560**	**1,197**	**(484)**	**12,643**	**7,277**	**1,767**	**1,100**	**(97)**	**10,047**
Consolidated shareholders' equity	2,553	545	262	70	3,430	1,960	455	220	78	2,713
Liabilities exclusive of equity	6,812	2,015	935	(554)	9,208	5,317	1,312	880	(175)	7,334
Liabilities regarding assets held for sale	5	0	0	0	5	0	0	0	0	0
Total equity and liabilities	**9,370**	**2,560**	**1,197**	**(484)**	**12,643**	**7,277**	**1,767**	**1,100**	**(97)**	**10,047**
FINANCIAL RATIOS										
Contribution ratio	18.6%	18.9%	34.3%	N/A	20.9%	21.4%	16.6%	35.2%	N/A	21.8%
EBITDA ratio	8.4%	9.0%	10.9%	N/A	9.4%	7.3%	5.1%	9.7%	N/A	6.5%
EBIT ratio	7.5%	8.1%	7.4%	N/A	8.2%	5.8%	4.2%	4.7%	N/A	4.7%
RETURN ON CAPITAL EMPLOYED (ROCE)[2]										
Adjusted net operating profit after tax (NOPAT)	226	61	24	110	421	57	19	7	(6)	77
Average capital employed	(631)	72	81	4	(474)	(135)	287	248	(35)	365
Return on capital employed (ROCE) (annualised)	**N/A**	**339%**	**119%**	**N/A**	**N/A**	**N/A**	**26%**	**11%**	**N/A**	**42%**
Number of employees at end of period	**4,390**	**1,903**	**979**	**79**	**7,351**	**3,824**	**1,198**	**881**	**61**	**5,964**

1) Other companies, etc. consist of Densit, companies with no activities, real estate companies, eliminations and the parent company.

2) ROCE is annualised. Average capital employed in Cement is negative due to the negative working capital, see above.

5. Quarterly financial highlights of the Group and financial ratios by segment

	2005			2006				2007
DKKm	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
PROFIT AND LOSS ACCOUNT								
Net turnover	2,411	2,546	3,147	2,307	2,900	3,207	3,897	3,764
Gross profit	503	483	525	502	613	618	869	785
Earnings before interest, tax, depreciation and amortisation (EBITDA)	175	141	169	149	206	231	367	354
Earnings before interest and tax (EBIT)	137	99	126	108	162	184	321	309
Earnings before tax (EBT)	197	131	123	115	178	208	423	319
Tax for the period	21	26	(76)	35	53	62	(333)	96
Profit/loss for the period, continuing activities	**176**	**105**	**199**	**80**	**125**	**146**	**756**	**223**
Profit/loss for the period, discontinuing activities	(14)	(13)	(21)	1	0	11	13	(5)
Profit/loss for the period	**162**	**92**	**178**	**81**	**125**	**157**	**769**	**218**
Contribution ratio	20.9%	19.0%	16.7%	21.8%	21.1%	19.3%	22.3%	20.9%
EBITDA ratio	7.3%	5.5%	5.4%	6.5%	7.1%	7.2%	9.4%	9.4%
EBIT ratio	5.7%	3.9%	4.0%	4.7%	5.6%	5.7%	8.2%	8.2%
CASH FLOW								
Cash flor from operating activities	491	150	958	299	(31)	387	717	223
Cash flow from investing activities	(32)	13	131	(46)	(35)	(201)	(115)	(110)
SEGMENT INFORMATION								
Cement								
Net turnover	1,600	1,654	2,045	1,459	1,828	1,959	2,437	2,540
EBITDA	109	67	58	107	119	94	214	214
EBIT	86	44	33	85	92	72	188	190
Contribution ratio	18.9%	17.9%	13.5%	21.4%	20.0%	16.7%	21.0%	18.6%
EBITDA ratio	6.8%	4.1%	2.8%	7.3%	6.5%	4.8%	8.8%	8.4%
EBIT ratio	5.4%	2.7%	1.6%	5.8%	5.0%	3.7%	7.7%	7.5%
Minerals								
Net turnover	468	544	798	590	720	868	1,098	936
EBITDA	31	19	63	30	52	75	127	84
EBIT	27	16	59	25	49	66	118	76
Contribution ratio	17.1%	13.6%	16.8%	16.6%	16.0%	18.0%	21.3%	18.9%
EBITDA ratio	6.6%	3.5%	7.9%	5.1%	7,2%	8.6%	11.6%	9.0%
EBIT ratio	5.8%	2.9%	7.4%	4.2%	6,8%	7.6%	10.7%	8.1%
Dansk Eternit Holding								
Net turnover	314	319	262	236	312	341	327	338
EBITDA	36	23	21	23	43	44	18	37
EBIT	26	13	9	11	31	32	7	25
Contribution ratio	33.8%	29.8%	34.4%	35.2%	36,0%	33.0%	31.8%	34.3%
EBITDA ratio	11.5%	7.2%	8.0%	9.7%	13,8%	12.9%	5.5%	10.9%
EBIT ratio	8.3%	4.1%	3.4%	4.7%	9,9%	9.4%	2.1%	7.4%

FLSmidth & Co. A/S
[illegible]
[illegible]
[illegible]
[illegible]
[illegible]
[illegible]
[illegible]
[illegible]

FLSmidth Cement
[illegible]
[illegible]
[illegible]
[illegible]
[illegible]
[illegible]
[illegible]

FLSmidth Minerals
[illegible] Road
[illegible]
USA
[illegible]
[illegible]
[illegible]

Dansk Eternit Holding
[illegible]
[illegible]
[illegible]
[illegible]
[illegible]
[illegible]
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[illegible]



125
FLSMIDTH

FLSmidth & Co. A/S
Corporate Public Relations
Vigerslev Allé 77 · DK-2500 Valby · Copenhagen · Denmark
Tel +45 36 18 10 00 · Fax +45 36 44 18 30 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. DK 58180912

125 FLSMIDTH

Message No.	Our ref.	Date	Page
12 - 2007	JeB	29 May 2007	1/1

Copenhagen Stock Exchange
Nikolaj Plads 6
DK-1067 Copenhagen K

Stock Exchange Message No. 12-2007:

FLSmidth Minerals wins large order for ferronickel kilns and dryers in Brazil

FLSmidth Minerals has been awarded a contract for over 72m euro (approximately DKK 530m) by Anglo American Brasil (AABR) to supply two rotary kilns and rotary dryers to the pyro-metallurgical facility for the production of ferronickel at the Barro Alto laterite deposits located in the Goias state of Brazil, 175 kilometres northeast of Brazil's capital, Brasilia.

The project will be carried out in cooperation between FLSmidth Minerals' Brazilian office and the American technology centre.

The contract includes two production lines each comprised of a complete rotary dryer/agglomerator system and a rotary kiln system. In addition, several FLSmidth product companies will be participating in the project, including FLSmidth Airtech with electrostatic precipitators and bag filters and Pfister with coal distribution systems.

AABR has significant technological expertise in the area of the dryer/agglomeration. The project will therefore be a co-development between AARB and FLSmidth Minerals in the optimization of the dryer/agglomeration process. The production facility will process lateritic ores containing ~1.8% nickel into ferronickel of 35 % nickel.

"This project confirms FLSmidth Minerals' leadership in the ferronickel industry as well as the FLSmidth Group's overall leadership in pyro technology and its ability to supply complete rotary kiln systems to the global cement and minerals industry," Mr Jørgen Huno Rasmussen, Group CEO says.

The order will contribute beneficially to FLSmidth's earnings until the facility is commissioned in 2009.

Please address any questions regarding this announcement to Group Chief Executive Officer Jørgen Huno Rasmussen, FLSmidth & Co. A/S at +45 36 18 18 00.

Yours faithfully
Torben Seemann Hansen
Corporate Public Relations

FLSmidth & Co. A/S

Corporate Public Relations
Vigerslev Allé 77 - DK-2500 Valby – Copenhagen – Denmark
Tel +45 36 18 10 00 · Fax +45 36 44 18 30 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. 58180912

125 FLSMIDTH

Announcement No.	Our ref.	Date	Page
11 - 2007	PLR/MBo	23 April 2007	1/1

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Stock Exchange announcement No. 11-2007

FLSmidth lands contract for new cement production line in Sudan

FLSmidth has won a contract worth more than DKK 360m (approx. 48m euro) to supply machinery for a new 4,500 tonnes per day cement production line. The contract has been signed with Aresco, an Egyptian company which is building a cement plant for Sudan-based Al Takomol Cement Company.

Aresco is a member of the ASEC Group, which FLSmidth has previously worked with in building a grey and a white production line in Sinai in 1999 and, more recently, in building another grey production line in Sinai (see Stock Exchange announcement No. 28-2006).

The contract comprises all the main machinery and engineering for the plant which is to be built at Atbara in northern Sudan, 200 km north of the capital Kahartoum. FLSmidth's projecting and machine construction will take place outside Sudan.
The equipment supplies comprise an EV crusher, raw material stores, an ATOX 40 raw mill, a CF silo, a five-stage preheater and calciner, a rotary kiln and an SF Cross-Bar cooler in addition to two UMS cement mills and three packing lines.

Several FLSmidth companies and divisions, including FLSmidth Airtech, FLSmidth Automation, Pfister, MAAG Gear and Ventomatic are participating in the project.

The order will contribute beneficially to FLSmidth's earnings until the production line is commissioned in 2009.

Please address any questions regarding this announcement to Group Chief Executive Officer Jørgen Huno Rasmussen, FLSmidth & Co. A/S at +45 36 18 18 00.

Yours faithfully

Torben Seemann Hansen
Corporate Public Relations

FLSmidth & Co. A/S
Corporate Public Relations
Vigerslev Allé 77 · DK-2500 Valby · Copenhagen · Denmark
Tel +45 36 18 10 00 · Fax +45 36 44 18 30 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. DK 58180912

125 FLSMIDTH

Message No.	Our ref.	Date	Page
10 - 2007	TSH	20 April 2007	1/2

Copenhagen Stock Exchange
Nikolaj Plads 6
DK-1067 Copenhagen K

Stock Exchange Message No. 10-2007:

Summary of FLSmidth & Co. A/S Annual General Meeting

On Friday 20 April 2007 at 16.00 hours, FLSmidth & Co. A/S held its Annual General Meeting at Radisson SAS Falconer Center, Frederiksberg with the following agenda:

1. Board and Management report on the activities of the Company.
2. Submission of the Annual Report
3. Approval of the Annual Report and decision on exemption of the Management and Board of Directors from liability.
4. Board recommendations for the allocation of profits.
5. Election of members to the Board of Directors.
6. Appointment of one or two state-authorised public accountants as auditors.
7. Other business proposed by the Board or by shareholders:
   7.a. Proposal by the Board of Directors to authorise the Board to buy own shares

Re 1 – 4: Items 1 to 4 on the agenda were dealt with as one item. The General Meeting adopted the report, approved the annual accounts and exempted the Management and Board of Directors from liability. The Board's recommendation to distribute DKK 7 dividend per share was approved.

Re 5: Pursuant to the Articles of Association §14(b), the members of the Board elected at the General Meeting shall retire at each Annual General Meeting. All members of the Board of Directors elected at the General Meeting – Mr Jørgen Worning, Mr Torkil Bentzen, Mr Jesper Ovesen, Mr Johannes Poulsen, Mr Jens S. Stephensen and Mr Søren Vinther – stood for reelection and were reelected.

Re 6: The General Meeting approved the proposal by the Board of Directors to reappoint Deloitte Statsautoriseret Revisionsaktieselskab as auditors.

Re 7.a: The General Meeting adopted the proposal by the Board of Directors to grant the Company authorisation until the next Annual General Meeting to acquire own shares up to a total nominal value of 10 per cent of the Company's share capital pursuant to Section 48 of the Danish Public Companies Act. The consideration for the shares acquired must not deviate more than 10 per cent from the official price quoted on the Copenhagen Stock Exchange at the time of acquisition.

The chairman of the General Meeting, Mr Klaus Søgaard, closed the Annual General Meeting at 17:43 hours. 540 shareholders, representing 30,7 % of the votes, attended the Annual General Meeting.

At the subsequent initial Board meeting, the Board elected Mr Jørgen Worning as Chairman and Mr Jens S. Stephensen as Vice Chairman.

Yours faithfully
FLSmidth & Co.A/S
Corporate Public Relations

FLSmidth & Co. A/S

Corporate Public Relations
Vigerslev Allé 77 · DK-2500 Valby · Copenhagen · Denmark
Tel +45 36 18 10 00 · Fax +45 36 44 18 30 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. 58180912

125 FLSMIDTH

Announcement No. 09 - 2007
JeBL /MBo
Date 20 April 2007

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Stock Exchange announcement No. 09-2007:

FLSmidth to acquire GL&V´s global minerals activities

FLSmidth has signed a conditional agreement with the Board of Directors of Groupe Laperrière & Verreault Inc. (GL&V), a listed Canadian company, to acquire the latter's Process Division (GL&V Process), which is among the world's leading providers of separation technology for the metal and minerals industries. The agreement is subject to several conditions, including the approval of at least 75% of GL&V's shareholders, on a per class basis and the attainment of governmental approvals.

GL&V's Board of Directors unanimously recommends to its shareholders that FLSmidth acquires the Division for CAD 983m (DKK 4.8bn) in cash on a net debt-free basis, corresponding to CAD 33 (DKK 162) per share on a fully diluted basis.

GL&V Process employs some 1,000 people and is expected to post a turnover of approx. CAD 523m (DKK 2.6bn) for the past financial year (1 April 2006 to 31 March 2007). GL&V Process is primarily comprised of the companies Dorr-Oliver Eimco and Krebs International which are world leaders in their respective fields.

The acquisition of GL&V Process enables FLSmidth to realise the global growth strategy for its Minerals activities. This is a strategy based on growing the Group's minerals business to the same magnitude and strength as the cement business. As a result of the acquisition the Group will therefore reduce its long-term exposure to cyclical market developments.

The FLSmidth Group's minerals activities are today marketed under the name of FFE Minerals. Going forward, the Minerals business will represent a substantially greater portion of the FLSmidth Group's overall activities, and the intention is to see increasing global integration between Cement and Minerals activities. Within this context it has been decided that the FLSmidth Group's overall Minerals business in the future will be marketed under the name of FLSmidth Minerals.

It is expected that the acquisition will lead to a number of sales and cost synergies. FLSmidth & Co. will announce its expectations in this respect when the acquisition has been completed.

After the acquisition of GL&V Process, all other things being equal, the FLSmidth & Co. A/S financial position will change from net interest-bearing receivables of DKK 2.8bn at 31 December 2006 to an interest-bearing net debt of approximately DKK 2.0bn. FLSmidth has received a binding offer for the credit facility needed to finance the acquisition.

Reference is also made to GL&V's press release issued today.

Please address any questions regarding this announcement to Mr Jørgen Huno Rasmussen, Group CEO, at tel. +45 30 93 15 79. There will also be an opportunity to ask questions regarding the announcement at the press and analysts meeting to be held Friday 20 April at 11.30 hours, see below.

FLSmidth & Co. A/S

Jørgen Worning
Chairman of the Board of Directors

A press and analysts meeting will be held Friday 20 April at 11.30 hours at FLSmidth & Co. A/S's address, Vigerslev Alle 77, DK-2500 Valby.
The meeting can also be followed live as webcast via this link:
http://www.flsmidth.com/flsmidth/english/investor/investor+room/webcast_live.htm
and as teleconference at tel. +45 70 26 50 40

FLSmidth & Co. A/S
Corporate Public Relations
Vigerslev Allé 77 · DK-2500 Valby · Copenhagen · Denmark
Tel +45 36 18 10 00 · Fax +45 36 44 18 30 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. DK 58180912

125 FLSMIDTH

Message No.	Our ref.	Date	Page
08 - 2007	JeBL	7 April 2007	1/2

Copenhagen Stock Exchange
Nikolaj Plads 6
DK-1067 Copenhagen K

Stock Exchange Message No. 08-2007:

NOTICE
of the Annual General Meeting of FLSmidth & Co. A/S

Pursuant to Article 8 of the Articles of Association, you are hereby invited to the Annual General Meeting of the Company which will be held on Friday 20 April 2007 at 4 pm at Radisson SAS Falconer Center, Falkoner Allé 9, DK-2000 Frederiksberg.

The Agenda of the Annual General Meeting is as follows:

1. Board and Management report on the activities of the Company
2. Submission of the Annual Report
3. Approval of the Annual Report and decision on exemption of the Management and Board of Directors from liability
4. Board recommendations for the allocation of profits
5. Election of members to the Board of Directors

   The Board of Directors consisting of Jørgen Worning, Torkil Bentzen, Jesper Ovesen, Johannes Poulsen, Jens S Stephensen and Søren Vinther are proposed for re-election.

6. Appointment of one or two state-authorised public accountants as auditors
7. Other business proposed by the Board of Directors or by shareholders

7.a. Proposal by the Board of Directors to authorise the Board to buy own shares

The Board of Directors proposes that it be authorised, until the next Annual General Meeting, to let the Company acquire own shares up to a total nominal value of 10 per cent of the Company's share capital pursuant to Section 48 of the Danish Public Companies Act. The consideration for the shares acquired shall not deviate with more than 10 per cent from the official price quoted on the Copenhagen Stock Exchange at the time of acquisition.

--o0o--

The Annual Report for 2007, the agenda of the General Meeting and the complete proposals as well as the Company's Articles of Association are made available for inspection by shareholders at the Company's headquarters from Tuesday 10 April 2007 at Vigerslev Allé 77, DK-2500 Valby.

Admission cards to the Annual General Meeting can be obtained from VP Investor Services A/S, by telephone (+45) 4358 8866, by fax (+45) 4358 8867, or via VP Investor Services A/S website: www.uk.vp.dk/agm or by contacting FLSmidth & Co. A/S, Vigerslev Allé 77, DK-2500 Valby either in person or in writing, or via FLSmidth's website: www.flsmidth.com/investor Admission cards can be obtained until Monday 16 April 2007 at 4 pm.

Admission cards are issued to shareholders entered in the Company's share register. Shareholders not entered in the share register may obtain admission cards on producing evidence of the shareholding in the form of a not more than five days old account statement from the VP Investor Services A/S or the account-holding bank (deposit bank).

Pursuant to Articles 11 (b) and 11 (c) of the Articles of Association, if a share has been acquired by transfer the holder's right to vote is subject to the requirement that the said shareholder prior to the convening of the General Meeting has either been entered in the Company's share register or has notified the Company of such share transfer and has produced evidence thereof.

Valby, April 2007
FLSmidth & Co. A/S

The Board of Directors

FLSmidth & Co. A/S
Corporate Public Relations
Vigerslev Allé 77 · DK-2500 Valby · Copenhagen · Denmark
Tel +45 36 18 10 00 · Fax +45 36 44 18 30 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. DK 58180912

125 FLSMIDTH

Message No.	Our ref.	Date	Page
07 - 2007	JeBL	30 March 2007	1/1

Copenhagen Stock Exchange
Nikolaj Plads 6
DK-1067 Copenhagen K

Stock Exchange Message No. 07-2007:

FFE Minerals Acquires Materials Handling Business of RAHCO International

FFE Minerals, the minerals processing arm of FLSmidth, has acquired the materials handling business of US based RAHCO International, Inc., a world leader in the supply of mobile conveying solutions.

The transaction, valued at approximately US$19.5 million, also includes RAHCO's sales, design and service operation in Chile. The company will, from the effective date of 1 April 2007, trade under the name of FLSmidth RAHCO Inc.

RAHCO designs, manufactures and services bulk handling systems for the mining, aggregate and bulk solids industries, including mobile conveyors, radial stackers, portable conveyors, fixed/overland conveyors and at-the-face mining conveyors. The at-the-face mining solutions supplied by RAHCO, ranging in capacity from 200 - 10,000 tph and in lengths from 25 - 700 meters, represent viable and economic alternatives to traditional mining methods.

The acquisition of RAHCO combined with the recent acquisition of KOCH Transporttechnik positions FFE Minerals as a global leader in material handling solutions for the minerals industries, with the ability to offer large scale energy efficient mobile crushing and conveying equipment used in mining operations.

The sales of RAHCO are expected to surpass US$20 million in 2007 and will have a minimal effect on the FLSmidth Group's earnings in 2007, after consideration of IAS purchase accounting impacts.

"The expansion of the Minerals operation of FLSmidth has been identified as a strategic objective for our company. The acquisition of the materials handling business of RAHCO is one more step along the way. The combination of RAHCO, a respected mobile conveying technology provider, with the FFE Minerals group, presents opportunities to leverage the RAHCO technology through the worldwide footprint of FFE Minerals including penetration into the growing oil sands markets." says, Group CEO Jørgen Huno Rasmussen, FLSmidth.

Please address any questions regarding this announcement to Group Chief Executive Officer Jørgen Huno Rasmussen, FLSmidth & Co. A/S at +45 36 18 18 00.

Yours faithfully

Torben Seemann Hansen
Corporate Public Relations

FLSmidth & Co. A/S

Koncernkommunikationsafdelingen
Vigerslev Allé 77 · DK-2500 Valby · Copenhagen · Denmark
Tel +45 36 18 10 00 · Fax +45 36 44 18 30 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. 58180912

125 FLSMIDTH

Meddelelse nr.	Our ref.	Date	Page
05 - 2007	PET/TSH	2 February 2007	1/2

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 København K

Message to the Copenhagen Stock Exchange, No. 05-2007:

FLSmidth upgrades expectations for 2006 result

As a result of a positive development at the end of the year, the FLSmidth Group anticipates the following key figures for 2006:

Consolidated turnover: Approx. DKK 12.3bn (previous expectation DKK 12.5 - 13.5bn)

Earnings before interest and tax (EBIT): Approx. DKK 775m (previous expectation DKK 650 - 700m)

Earnings before tax (EBT): Approx. DKK 925m (previous expectation DKK 700 - 750m)

Consolidated turnover in the cement segment will be lower than previously expected due to deferred supplies to customers and a change in the presentation of the divested part of MAAG Gear. Turnover will increase in the Minerals segment and in Dansk Eternit Holding compared to previous expectations.

The increasing EBIT margin is mainly due to improved results in the order processing and increased turnover in the minerals segment - and, as a result, also increased earnings.

The additional increase in earnings before tax (EBT) is primarily ascribable to increased financial income and gains on disposal of shareholdings in the cement segment.

All business segments - Cement, Minerals and Dansk Eternit Holding - will achieve financial results exceeding previous forecasts.

For each individual business segment the expectations for 2006 are now as follows:

Cement: Turnover: Approx. DKK 7.7bn (previous expectation approx. DKK 9.0bn)
EBIT margin: Approx. 5,5% (previous expectation just under 5%)

FLSmidth

Minerals: Turnover: Approx. DKK 3.3bn (previous expectation approx. DKK 3.0bn)
EBIT margin: just under 8% (previous expectation just over 6%)

Dansk Eternit Holding: Turnover: Approx. DKK 1.2bn (previous expectation approx. DKK 1.1bn)
EBIT margin: just under 7%, corresponding to previous announcement adjusted for expenses for employee shares.

In addition, expectations for the global cement market in 2006 have been upgraded to approx. 140m tonnes per year new contracted cement kiln capacity (exclusive of China) – against previous expectation of 120m tonnes per year.

FLSmidth & Co. A/S expects to publish the 2006 Annual Report on Wednesday 28 February.

Please address any questions regarding this announcement to Group Chief Executive Officer Jørgen Huno Rasmussen at +45 36 18 18 00.

Yours faithfully

Torben Seemann Hansen
Corporate Public Relations

FLSmidth & Co. A/S

Corporate Public Relations
Vigerslev Allé 77 - DK-2500 Valby – Copenhagen – Denmark
Tel +45 36 18 10 00 · Fax +45 36 44 18 30 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. 58180912

125 FLSMIDTH

Announcement No.	Our ref.	Date	Page
04 -2007	JeBL/MBo	25 January 2007	1/1

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Stock Exchange announcement No. 04-2007

FLSmidth to build first modern cement plant in Kazakhstan

FLSmidth has contracted to supply a cement plant to Kokshe Cement, which is partly owned by East Energy Company (EEC) of Kazakhstan. The value of the contract exceeds DKK 670m (approximately EUR 90m). The some two million tonnes per year plant will be built 300 kilometres northwest of Astana, the Kazakhstani capital, and is expected to be operational in the summer of 2009.

FLSmidth will supply all the essential machinery for the plant, and several FLSmidth companies and divisions are participating in the project as equipment suppliers. The scope of supply includes an EV crusher, raw material stores, an ATOX raw mill, a complete ILC two-support kiln with preheater and SF Cross-Bar cooler plus two OK cement mills. FLSmidth is also to supply its hitherto largest clinker store, which will have a capacity of 100,000 tonnes. The contract includes silos, filters and precipitators plus a complete quality and process control system, Pfister dosing equipment and two complete Ventomatic packing lines. Training of customer personnel is also included in the contract.

This is the first time FLSmidth has contracted to supply a complete facility in Kazakhstan, which will be the most modern and environmentally friendly cement plant to be built in a former Soviet Union country. Local civil works will be handled by the customer himself.

"The order confirms our expectations of growing cement industry activity in the former Soviet Union countries of the Commonwealth of Independent States (CIS). FLSmidth is actively pursuing the vast opportunities in this region, for example by having opened a representative office in Moscow last year," comments Mr Jørgen Huno Rasmussen, Group CEO.

The order will contribute beneficially to FLSmidth's earnings until the plant is commissioned in 2009.

Please address any questions regarding this announcement to Group Chief Executive Officer Jørgen Huno Rasmussen, FLSmidth & Co. A/S at +45 36 18 18 00.

Yours faithfully

Torben Seemann Hansen
Corporate Public Relations

FLSmidth & Co. A/S

Corporate Public Relations
Vigerslev Allé 77 - DK-2500 Valby – Copenhagen – Denmark
Tel +45 36 18 10 00 · Fax +45 36 44 18 30 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. 58180912

125 FLSMIDTH

Announcement No.	Our ref.	Date	Page
03 -2007	TSH/MBo	23 January 2007	1/1

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Stock Exchange announcement No. 03-2007

FLSmidth sells marine and turbo gear business in Switzerland

MAAG Gear AG, FLSmidth's Swiss subsidiary, has today agreed with RENK AG, a German gear producer which is part of the MAN Group, to sell MAAG Gear AG's marine and turbo gear activities (see also Stock Exchange Message No. 01 - 2007). The transaction is conditional, inter alia, upon the approval of the authorities and is expected to finally take place by the end of April 2007.
The parties have agreed not to disclose the selling price.

It is RENK's intention to maintain part of the production in Winterthur with a workforce of some 57 people and to continue the global servicing of marine and turbo gears from Switzerland.

FLSmidth will in future concentrate the production of gears for the cement and minerals industries at MAAG Gear Zamech, MAAG Gear's Polish company, whose existing production facilities will be upgraded with new advanced technology. To enhance its continuing gear design activities for the cement and minerals industries, MAAG Gear will retain and strengthen its research and development operations in Switzerland.

MAAG Gear will in future employ about 220 people in Switzerland and Poland.

"We have decided that MAAG Gear should in future concentrate on gears for the cement and minerals industries to align the FLSmidth Group's gear activities with the strategy for the rest of the Group. MAAG Gear will therefore become 100% focused on the Group's main business – the supply of complete plants, machinery, equipment and services to the cement and minerals industries.

I am convinced that the sharper focusing, its proven high quality and a recognised brand will give MAAG Gear the best possible conditions for future growth as one of the leading providers of gears and services to the cement and minerals industries," says Bjarne Moltke Hansen, Group Executive Vice President, FLSmidth.

The transaction is not expected to affect the earnings for 2006 and 2007, but is likely to have a modest positive effect on earnings in the longer term.

Please address any questions regarding this announcement to Group Executive Vice President Bjarne Moltke Hansen, FLSmidth & Co. A/S at +45 36 18 18 00.

Yours faithfully

Torben Seemann Hansen
Corporate Public Relations

FLSmidth & Co. A/S

Corporate Public Relations
Vigerslev Allé 77 - DK-2500 Valby – Copenhagen – Denmark
Tel +45 36 18 10 00 · Fax +45 36 44 18 30 · corppr@flsmidth.com
www.flsmidth.com · CVR-No. 58180912

125 FLSMIDTH

Announcement No.	Our ref.	Date	Page
01 - 2007	TSH/MBo	4 January 2007	1/1

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Stock Exchange announcement No. 01-2007

FLSmidth is negotiating to sell marine and turbo gear business in Switzerland

MAAG Gear AG, FLSmidth's Swiss-based subsidiary, will in future focus on gears for the cement and minerals industries.

Against this background, FLSmidth has received a proposal for the acquisition of MAAG Gear's marine and turbo gear business. The prospective buyer is RENK AG, a German gear producer which is part of the MAN Group. It is RENK's intention to maintain part of the production and continue the global servicing of marine and turbo gears at Winterthur in Switzerland.

FLSmidth intends its activities in MAAG Gear, Winterthur to concentrate in future on the sale, servicing, development and design of gears for the cement and minerals industries, whilst production will take place at MAAG's existing plant in Poland.

A final agreement is expected to be signed within one or two months. The transaction will not affect the earnings for 2006 and 2007, but is expected to have a small positive effect on earnings in the longer term.

Please address any questions regarding this announcement to Group Executive Vice President Bjarne Moltke Hansen, FLSmidth & Co. A/S at +45 36 18 10 00.

Yours faithfully

Torben Seemann Hansen
Corporate Public Relations

END